   As filed with the Securities and Exchange Commission on October 10, 1997.
                                                           Registration No. 333-
================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                ---------------

                                    FORM S-1
                          REGISTRATION STATEMENT UNDER
                           THE SECURITIES ACT OF 1933

                                ---------------

                         DELCO REMY INTERNATIONAL, INC.
             (Exact Name of Registrant as Specified in Its Charter)

      Delaware                     6719                    35-1909253
  (State or Other          (Primary Standard              (I.R.S. Employer
  Jurisdiction           Industrial Classification       Identification No.)
  of Incorporation             Code Number)
  or Organization)

    2902 Enterprise Drive, Anderson, Indiana 46013, Telephone: (765) 778-6499 (Address, Including Zip Code, and Telephone Number, Including Area Code, of
                   Registrant's Principal Executive Offices)

                              Susan E. Goldy, Esq.
                       Vice President and General Counsel
                         Delco Remy International, Inc.
    2902 Enterprise Drive, Anderson, Indiana, 46013, Telephone (765) 778-6799 (Address Including Zip Code, and Telephone Number, Including Area Code, of Agent For Service)

                                ---------------
                                   Copies to:
     Christopher G. Karras, Esq.                      Marc S. Rosenberg, Esq.
        Dechert Price & Rhoads                        Cravath, Swaine & Moore
       4000 Bell Atlantic Tower                           Worldwide Plaza
           1717 Arch Street                              825 Eighth Avenue
  Philadelphia, Pennsylvania 19103-2793               New York, New York 10019
             (215) 994-4000                                (212) 474-1000

     Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [_]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

     If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                                ---------------
                        CALCULATION OF REGISTRATION FEE
================================================= ======================= =====================
                                                     Proposed Maximum
             Title of Each Class of                 Aggregate Offering         Amount of
          Securities to be Registered                    Price (1)          Registration Fee
------------------------------------------------- ----------------------- ---------------------
 Class A Common Stock, par value $.01 per share
                                                       $69,000,000              $20,910
================================================= ======================= =====================

(1) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o).
                                ---------------
     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.
================================================================================

                         DELCO REMY INTERNATIONAL, INC.

                              CROSS-REFERENCE SHEET

                     Pursuant to Item 501 of Regulation S-K

Form S-1 Part I Item                                    Caption or Location in Prospectus
--------------------                                    ---------------------------------
1.  Forepart of the Registration Statement and
    Outside Front Cover Page of Prospectus........      Outside Front Cover Page

2.  Inside Front and Outside Back Cover Pages of
         Prospectus...............................      Inside Front
3.  Summary Information, Risk Factors and Ratio of
         Earnings to Fixed Charges................      Prospectus Summary; Risk Factors
4.  Use of Proceeds...............................      Use of Proceeds
5.  Determination of Offering Price...............      Underwriters
6.  Dilution......................................      Dilution
7.  Selling Security Holders......................      Not Applicable
8.  Plan of Distribution..........................      Outside Front Cover Page; Underwriters
9.  Description of Securities to be Registered....      Description of Capital Stock
10. Interests of Named Experts and Counsel........      Not Applicable
11. Information with Respect to the Registrant....      Prospectus Summary; Risk Factors; Company History;
                                                        Use of Proceeds; Dividend Policy; Capitalization;
                                                        Selected Consolidated Historical Financial Data;
                                                        Management's Discussion and Analysis of Financial
                                                        Condition and Results of Operations; Business;
                                                        Management; Certain Transactions; Principal
                                                        Stockholders; Description of Capital Stock;
                                                        Description of Indebtedness; Index to Financial
                                                        Statements
12. Disclosure of Commission Position on
    Indemnification for Securities Act
    Liabilities.................................        Not Applicable

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+ Information contained herein is subject to completion or amendment. A        +
+ registration statement relating to these securities has been filed with the + + Securities and Exchange Commission. These securities may not be sold nor may +
+ offers to buy be accepted prior to the time the registration statement       +
+ becomes effective. This prospectus shall not constitute an offer to sell or + + the solicitation of an offer to buy nor shall there be any sale of these + + securities in any State in which such offer, solicitation or sale would be + + unlawful prior to registration or qualification under the securities laws of +
+ any such State.                                                              +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
PROSPECTUS (Subject to Completion)
Issued October 10, 1997

[LOGO OF DELCO REMY                 Shares
INTERNATIONAL APPEARS     DELCO REMY INTERNATIONAL, INC.
HERE]                         CLASS A COMMON STOCK

                            ----------------------

All of the Shares of Class A Common Stock offered hereby (this "Offering" or the "Equity Offering") are being sold by the Company. Prior to the Equity Offering, there has been no public market for the Class A Common Stock. It is currently estimated that the initial public offering price per share will be between $ and $ . See "Underwriters" for a discussion of the factors considered in determining the initial public offering price.

Concurrently with the Equity Offering, $130,000,000 of      % Senior Notes Due
2007 are being offered to the public by the Company (the "Notes Offering" and, together with the Equity Offering, the "Offerings"). See "Prospectus Summary-- The Offering--Concurrent Offerings." The Notes Offering and the Equity Offering are each contingent on consummation of the other.

                            ----------------------

Application has been made to list the Class A Common Stock on the New York Stock Exchange under the symbol "RMY."

                            ----------------------

SEE "RISK FACTORS" BEGINNING ON PAGE 11 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE CLASS A COMMON STOCK.

                            ----------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                            ----------------------

                              PRICE $     A SHARE

                            ----------------------

                                                        Underwriting
                                           Price to    Discounts and     Proceeds to
                                            Public    Commissions (1)    Company (2)
                                            ------    ---------------    -----------
Per Share..............................     $             $                $
Total (3)..............................  $            $                $

(1) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

(2)  Before deducting expenses payable by the Company estimated at $           .

(3) The Company has granted to the Underwriters an option, exercisable within 30 days of the date hereof, to purchase up to an aggregate of additional shares of Class A Common Stock at the price to public less underwriting discounts and commissions for the purpose of covering over-allotments, if any. If the Underwriters exercise such option in full, the total price to public, underwriting discounts and commissions and proceeds
     to Company will be $               , $                and $              ,
     respectively. See "Underwriters."

                            ----------------------

     The shares are offered, subject to prior sale, when, as and if accepted by the Underwriters named herein and subject to approval of certain legal matters by Cravath, Swaine & Moore, counsel for the Underwriters. It is expected that
the delivery of the Shares will be made on or about                   , 1997 at
the office of Morgan Stanley & Co. Incorporated, New York, New York, against payment therefor in immediately available funds.

                            ----------------------

MORGAN STANLEY DEAN WITTER
                  CREDIT SUISSE FIRST BOSTON
                                   SALOMON BROTHERS INC
                         , 1997

Certain statements contained in this Prospectus that are not related to historical results are forward-looking statements. Actual results may differ materially from those projected or implied in the forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed under "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business." Further, certain forward-looking statements are based upon assumptions as to future events that may not prove to be accurate. These forward-looking statements involve risks and uncertainties including, but not limited to, those set forth under "Risk Factors."
                                   --------------

Until                   , 1997 (25 days after the commencement of this
offering), all dealers effecting transactions in the Class A Common Stock, whether or not participating in this distribution, may be required to deliver a Prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a Prospectus when acting as Underwriters and with respect to unsold allotments or subscriptions.
                                   --------------

                                TABLE OF CONTENTS

Prospectus Summary..................................4
Risk Factors.......................................11
Company History....................................16
Use of Proceeds....................................17
Dividend Policy....................................19
Dilution...........................................19
Capitalization.....................................20
Selected Consolidated Historical Financial Data....21
Pro Forma Condensed Consolidated Financial
   Data (Unaudited)................................23
Management's Discussion and Analysis of
   Financial Condition and Results of Operations...31
Business...........................................38
Management.........................................52
Principal Stockholders.............................58
Certain Transactions...............................61
Description of Capital Stock.......................61
Description of Indebtedness........................63
Shares Eligible for Future Sale....................67
Certain United States Federal Tax Consequences
   to Non-United States Holders....................67
Underwriters.......................................69
Legal Matters......................................71
Experts............................................71
Additional Information.............................71
Index to Financial Statements.....................F-1

                                   --------------

     No person is authorized in connection with any offering made hereby to give any information or to make any representation other than as contained in this Prospectus, and, if given or made, such information or representation must not be relied upon as having been authorized by the Company or any Underwriter. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy the Class A Common Stock offered hereby by any person in any jurisdiction in which it is unlawful for such person to make any such offer or solicitation. Neither the delivery of this Prospectus nor any sale made hereunder shall under any circumstances imply that the information contained herein is correct as of any date subsequent to the date hereof.

                                   --------------
     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN, OR OTHERWISE AFFECT THE PRICE OF THE CLASS A COMMON STOCK. SPECIFICALLY, THE UNDERWRITERS MAY OVER-ALLOT IN CONNECTION WITH THE OFFERING, AND MAY BID FOR, AND PURCHASE, SHARES OF THE CLASS A COMMON STOCK IN THE OPEN MARKET. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITERS."

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information and financial statements and notes thereto appearing elsewhere in this Prospectus. The disclosure contained throughout this Prospectus which is identified as being presented on a pro forma ("pro forma") basis has been prepared as if the following transactions (the "Transactions") occurred (a) for purposes of statement of operations and cash flow data, on August 1, 1996 and
(b) for purposes of balance sheet data, on July 31, 1997 (except for (i) below, which is included in the historical balance sheet data): (i) the acquisition by the Company of World Wide Automotive, Inc. ("World Wide") on May 8, 1997, (ii) the acquisition by the Company of Ballantrae Corporation ("Ballantrae") for which the Company has entered into an Agreement and Plan of Merger dated October
  , 1997, (iii) the completion of both Offerings, (iv) the payment in full by the Company of the 10 1/2% Senior Note due July 31, 2003 to World Subordinated Debt Partners, L.P., (v) the payment in full by the Company of the 11.50% Subordinated Notes due July 31, 2004 to General Motors Corporation, (vi) the exchange of the 11% Junior Subordinated Notes due July 31, 2004 (the "Junior
Subordinated Notes") for         shares of Class A Common Stock, (vii) the
exchange, in accordance with their terms, of the outstanding shares of 8% preferred stock of Delco Remy America, Inc. ("DRA") to an 8% subordinated debenture of DRA, (viii) a stock dividend to existing holders of Common Stock
resulting in a   -for-one increase in the outstanding shares of Common Stock
(the "Stock Split"), (ix) the payment in full by the Company of subordinated notes payable to certain former stockholders of A&B Group and Power Investments (as defined) and (x) the amendment of the Senior Credit Facility (as defined) in connection with the consummation of the Offerings. Unless otherwise indicated, the information contained in this Prospectus assumes no exercise of the over-allotment option in connection with the Equity Offering. For purposes of this Prospectus, the "Company" shall refer to Delco Remy International, Inc. ("DRI") and all of its consolidated subsidiaries, unless the context otherwise requires.


                                   THE COMPANY

General

     The Company designs, manufactures, remanufactures and distributes electrical, powertrain/drivetrain and related components for automobiles and light trucks, medium and heavy duty trucks and other heavy duty vehicles. The Company's products include starter motors ("starters"), alternators, engines, transmissions, traction control systems and fuel systems. The Company serves the aftermarket and the original equipment manufacturer ("OEM") market, principally in North America as well as in Europe, Latin America and Asia-Pacific. Net sales and EBITDA (as defined) for fiscal year 1997 were $689.8 million and $87.3 million, respectively. For the same period, the aftermarket accounted for approximately 45.2% of the Company's net sales and 62.8% of EBITDA, with the OEM market accounting for the balance.

     The Company believes that it is the largest manufacturer and remanufacturer in North America of (i) starters for automobiles and light trucks (including sport-utility vehicles, minivans and pickup trucks) and (ii) starters and alternators for medium and heavy duty vehicles. The Company's products are principally sold or distributed to OEMs for both original equipment manufacture and aftermarket operations, as well as to warehouse distributors and retail automotive parts chains. Major customers include General Motors ("GM"), General Motors Service Parts Operations ("GM SPO"), Navistar, Caterpillar, Freightliner, PACCAR, Auto Zone, Cummins, Western Auto, Ford, Detroit Diesel, Volvo Trucks, Mack, Pep Boys, Advance Auto and O'Reilly Automotive.

     The Company sells its products principally under the "Delco Remy" brand name and other major brand names worldwide. In connection with the GM Acquisition (as defined), the Company obtained perpetual rights to the "Delco Remy" brand name, which was first used in 1918. The Company also received the right to use "Delco Remy" as a corporate name until 2004 and the "Remy" name in perpetuity. In addition, GM entered into a long-term contract to purchase from the Company substantially all of its North American requirements for automotive starters and its U.S. and Canadian requirements for heavy duty starters and alternators. GM also entered into a distribution agreement to sell the Company's aftermarket products through the GM SPO distribution system. See "Business--Customers."

     Citicorp Venture Capital Ltd. ("CVC") and Harold K. Sperlich, former president of Chrysler Corporation, together with a subsidiary of MascoTech Inc. ("MascoTech") and certain senior management of the former Delco Remy Division of GM (the "Former GM Division"), formed the Company for the purpose of acquiring the assets of the automotive starter and the heavy duty starter and alternator businesses of the Former GM Division (the "GM Acquisition"). Upon consummation of the Offerings and the other Transactions, CVC, management of the Company and other
existing stockholders of the Company will beneficially own approximately    % of
the Company's outstanding Common Stock (   % of the voting power), and will be
able to control the Company and elect its Board of Directors.

     Since the GM Acquisition, the Company has completed five strategic acquisitions, substantially increasing the Company's aftermarket operations, and entered into two international joint ventures. The Company is also in the process of completing the strategic acquisition of Ballantrae, which will expand the Company's drivetrain product position. Through Ballantrae's wholly owned subsidiary, Tractech Inc. ("Tractech"), the Company will offer high quality traction control systems to heavy duty OEMs and the aftermarket. These acquisitions and joint ventures have broadened the Company's product line, expanded its remanufacturing capability, extended its participation in international markets and increased its penetration of the retail automotive parts channel. As a result of these acquisitions and joint ventures and the Company's focus on increasing its participation in the aftermarket, the Company's reliance on GM has declined since the Company's formation. Net sales to customers other than GM increased from 41.0% in fiscal year 1995 to 56.3% in fiscal year 1997.

     The Company's expanding aftermarket business benefits from the non-deferrable nature of the repairs for which many of the Company's products are used. Additionally, the Company's aftermarket business benefits from the design, manufacturing and technological expertise of the Company's OEM operations. This OEM expertise provides the Company with advantages over many of its aftermarket competitors. The Company believes that its participation in both OEM and aftermarket businesses and its diversified customer base reduce its exposure to the cyclicality of the automotive industry. The Company's growth strategy is designed to capitalize on its position as a consolidator in the large and highly fragmented remanufacturing aftermarket.

Growth Strategy

     The Company plans to continue to increase revenues and profitability of its aftermarket and OEM businesses through a strategy of internal growth and growth through acquisitions. Key elements of the Company's growth strategy include:

     Increasing Aftermarket Presence

     Strengthening Customer Relationships. The Company intends to increase its sales to new and existing customers by capitalizing on its balanced coverage of the key channels of aftermarket distribution and its competitive strengths as an OEM supplier. The Company plans to strengthen its customer relationships by (i) continuing to expand its product offerings, (ii) capitalizing on the expansion of the national automotive retail parts chains and warehouse distributors that are customers of the Company, (iii) meeting the increasing demands of OEMs and their dealer networks for high quality remanufactured units, which enable them to reduce warranty and extended service costs, and (iv) growing sales of existing and new product lines to OEM dealer networks as dealers continue to capture an increasing percentage of vehicle repairs, due to longer warranty and service programs and growing vehicle complexity. Additionally, with the recent acquisition of World Wide, the Company expanded its product line and now offers a full line of starters and alternators for domestic and import vehicles. The acquisition also has improved the Company's distribution capabilities, which now include a nationwide overnight delivery service.

     Consolidating the Fragmented Aftermarket. The portion of the aftermarket in which the Company participates is large and highly fragmented, with most participants being small, regional companies offering relatively narrow product lines. Although the Company believes that it is the largest manufacturer and remanufacturer of aftermarket starters and alternators in North America, its sales of these products account for less than 12% of this market. Consolidation of the aftermarket is occurring as many competitors are finding it difficult to meet the increasing quality, cost and service demands of customers, who, in turn, are seeking to rationalize their supplier base. With its OEM capabilities, remanufacturing expertise, full product line, greater access to "cores" and ability to capitalize on economies of scale, the Company is well positioned to benefit from the consolidation of the aftermarket.

     Expanding Globally

     The Company is expanding its international operations in order to (i) benefit from the trend toward international standardization of automotive and heavy duty vehicle platforms and (ii) participate in rapidly growing foreign markets. The Company has recently been awarded new business by GM, Volkswagen, Mercedes Benz, Ford and Caterpillar in Brazil; Opel in Europe; Daewoo Motors in India; and Mercedes Benz, Volvo Trucks, John Deere and Dina in Mexico. The Company intends to supply its existing OEM customers on a global basis as they expand their operations and require local supply of component parts that meet their demands for quality, technology, delivery and service. The Company believes that its global expansion will enable it to gain new international OEM customers who will also require local production of high quality products. In addition, the expansion of the Company's OEM business into international markets has provided the Company with the infrastructure necessary to develop an aftermarket presence in these countries. The Company has established manufacturing operations and strategic ventures in Hungary, Korea and Mexico, and plans to complete a strategic alliance in India and a joint venture in Brazil in fiscal year 1998. The acquisition of Ballantrae will provide the Company with a European manufacturing plant which has been in operation since 1983. Aided by this facility, Ballantrae has developed strong relationships with European customers for traction control systems, especially in the market for construction equipment.

     Introducing Technologically Advanced New Products

     As a Tier 1 OEM supplier, the Company continues to provide technologically advanced products by regularly updating and enhancing its product line. Since the GM Acquisition, the Company has (i) completed the introduction of a new family of gear reduction starters that will replace all straight drive starters in GM vehicles by the end of the 1998 model year and (ii) introduced several longer-life heavy duty alternators. The Company is also developing a small gear reduction starter specifically designed for application on world car platforms. These new products underscore the Company's commitment to developing state-of-the-art products that address the higher output, lower weight and increased durability requirements of OEM customers.

Operating Strategy

     The Company's operating strategy is designed to improve manufacturing efficiency, reduce costs and increase productivity while continuing to achieve the highest levels of product quality. Key elements of this operating strategy include:

     "Focus" Factories to Drive Manufacturing Excellence

     The Company is shifting its OEM production from old, vertically-integrated manufacturing plants to new, smaller and more efficient "focus" factories. The Company's focus factories generally produce one product line in a plant designed to facilitate lean manufacturing techniques. The Company has successfully launched three new focus factories since 1996. When the currently planned shift to focus factories is completed, the Company will occupy five focus factories and will have reduced its floor space for OEM production by more than 70%. The Company believes that the benefits of the focus factories include reduced overhead costs, enhanced productivity, increased product quality and lower inventories.

     Productivity Improvements

     In conjunction with its emphasis on focus factories, the Company continues to work with its local union representatives to establish best-in-class work practices, such as reducing the number of job classifications per focus factory and implementing team-based manufacturing processes. Since the GM Acquisition, employee productivity has increased by 33%. The Company's labor contract with the UAW (as defined) contains provisions that are expected to permit the Company to continue to achieve productivity improvements in the existing and new focus factories. The increased productivity achieved since the GM Acquisition is due primarily to continuous improvement initiatives and the significant number of employees who have exercised their contract rights to return ("flowback") to GM or to retire.

     Product Quality and Continuous Improvement

     In July 1997, the Company received the prestigious Supplier of the Year award from GM, an award given to fewer than 1% of all GM suppliers. The Company's commitment to product quality and continuous improvement is further evidenced by the QS9000 certification received by nine of its manufacturing and remanufacturing facilities in 1997. The Company expects that the remainder of its manufacturing and remanufacturing facilities will receive QS9000 certification by the end of fiscal year 1998. In addition, the Company's powertrain/drivetrain operations that remanufacture products for Ford have received the Q-1 rating, Ford's highest quality rating, and the Company is a Ford Authorized Remanufacturer ("Ford FAR") in five of the seven Canadian provinces. Global purchasing has further enhanced the Company's continuous improvement efforts. The Company is utilizing its international ventures to develop new, lower cost sources of materials and is consolidating its vendor base to fewer, more competitive suppliers.

Recent Developments

     On October , 1997, the Company entered into a definitive agreement to acquire Ballantrae for $49.2 million (including assumed debt). Ballantrae operates through two subsidiaries: Tractech, a leading producer of traction control systems for heavy duty OEMs and the aftermarket; and Kraftube, Inc., a tubing assembly business which sells products to compressor manufacturers for commercial air conditioners and refrigeration equipment. In fiscal year 1997, Tractech accounted for approximately 70% of Ballantrae's $37.6 million of net sales. The Company's acquisition of Ballantrae strengthens the Company's overall market position by (i) adding traction control systems to the Company's range of drivetrain products, (ii) increasing sales to existing heavy duty OEM customers and (iii) expanding the Company's customer base. The acquisition is expected to be completed at or prior to the consummation of the Offerings. See "Risk Factors--Acquisition of Ballantrae; Conflicts of Interest," "Company History," "Business--Acquisition of Ballantrae" and "Certain Transactions."

Other Information

     For purposes of the financial information set forth in this Prospectus, (i) EBITDA represents the sum of income from continuing operations before interest expense, income taxes, preferred dividend requirement of subsidiary, minority interest in income of subsidiaries, gain on sale of building and restructuring charges, plus depreciation, amortization and non-cash post-retirement benefits other than pensions, and (ii) unless otherwise indicated, all references to years are to the twelve months ended July 31, the Company's fiscal year end.

     The Company's world headquarters are located at 2902 Enterprise Drive, Anderson, Indiana, 46013, and its telephone number is (765) 778-6499.


                                  THE OFFERING

Class A Common Stock offered hereby(1)..................                           shares
Common Stock to be outstanding after the Equity                                    shares of  Class A  Common  Stock
Offering(2)(3)..........................................         and                 shares of Class B Common Stock.
                                                                 See "Description of Capital Stock."
Concurrent Offerings....................................         Concurrently with the Equity Offering, the Company
                                                                 is offering $130,000,000  of       %  Senior Notes
                                                                 Due 2007 (the "Notes").  The Notes Offering and the
                                                                 Equity Offering are each contingent upon consummation
                                                                 of the other.  See "Description of Indebtedness."
Use of Proceeds.........................................         The net proceeds of the Offerings (estimated to be
                                                                 approximately $181.1 million) will be used primarily
                                                                 to repay outstanding indebtedness.  See "Use of
                                                                 Proceeds."
Proposed NYSE Symbol....................................         RMY
Risk Factors............................................         See "Risk Factors" beginning on page   for a discussion
                                                                 of certain factors that should be considered by
                                                                 prospective purchasers of the Class A Common Stock.

-------------------
(1) Assumes no exercise of the Underwriters' over-allotment option. See "Underwriters."
(2)  Does not include (i) up to             shares of Class A Common Stock that
     may be subject to a stock option plan which the Company expects to adopt prior to the consummation of the Offerings and (ii) shares of Class A Common Stock issuable upon exercise of the Warrants (as defined). See "Management--Stock Options" and "Description of Capital Stock."
(3) Shares of Class A Common Stock and Class B Common Stock are generally convertible into each other on a one-for-one basis. Subject to certain exceptions, shares of Class B Common Stock are non-voting. See "Description of Capital Stock."

          SUMMARY CONSOLIDATED HISTORICAL AND PRO FORMA FINANCIAL DATA

     The following table sets forth summary consolidated historical financial data of the Company for the years ended July 31, 1995, 1996 and 1997 and as of July 31, 1997 and summary consolidated pro forma financial data for the Company as of and for the year ended July 31, 1997. The statement of operations data for the years ended July 31, 1995, 1996 and 1997 and the balance sheet data as of July 31, 1997 were derived from audited Consolidated Financial Statements of the Company included elsewhere herein. The pro forma consolidated statement of operations data for the year ended July 31, 1997 were prepared to illustrate the estimated effect of the Transactions, including the Offerings and the application of the estimated net proceeds therefrom, as if they had occurred on August 1, 1996. The pro forma consolidated balance sheet data were prepared to illustrate the estimated effect of the Transactions, including the Offerings and the application of the estimated net proceeds therefrom, as if they had occurred on July 31, 1997 (other than the acquisition of World Wide, which is reflected in the consolidated historical balance sheet data). The pro forma data do not purport to be indicative of the results of operations or the financial position of the Company that would have been obtained if the Transactions had in fact been completed as of such dates or to project the results of operations or the financial position of the Company for any future date or period. The table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," the Consolidated Financial Statements of the Company, "Pro Forma Condensed Consolidated Financial Data," related notes and other financial information included elsewhere in this Prospectus.

                                                                      For the Year Ended July 31
                                                    ---------------------------------------------------------------
                                                                                                       Pro Forma
                                                        1995             1996            1997             1997
                                                    -------------    -------------   -------------    -------------
                                                            (dollars in thousands, except per share data)
   Statement of operations data:
        Net sales................................    $  573,423       $  636,852      $  689,787       $  776,368
        Gross profit.............................        98,207          126,774         149,553          170,522
        Selling, engineering and administrative
            expenses.............................        61,206           77,994          89,098          101,567
        Restructuring charges....................            --            8,101          34,500           34,500
        Operating income.........................        37,001           40,679          25,955           34,455
        Interest expense.........................        18,432           27,367          38,774           35,295
        Income (loss) from continuing
            operations...........................         9,326            5,796         (10,263)          (1,377)
        Loss from discontinued operations, net of
            tax..................................         2,363           10,637           1,682               --
        Net income (loss)........................         6,963           (4,841)        (14,296)              --
        Income (loss) from continuing
            operations per share.................    $                $               $                $

        Net income (loss) per share..............

   Financial ratios and other data:
        Depreciation and amortization............    $   14,533       $   19,555      $   22,323       $   24,961
        Capital expenditures.....................        11,241           32,741          31,888           32,974
        EBITDA(a)................................        55,968           72,087          87,269           99,493
        Gross margin.............................          17.1%            19.9%           21.7%            22.0%
        Cash flow from operations................        21,921             (684)         22,537           33,832
        EBITDA margin............................           9.8%            11.3%           12.7%            12.8%
        Ratio of EBITDA to interest expense......           3.0x             2.6x            2.3x             2.8x
        Ratio of total debt to EBITDA............           3.5x             4.1x            4.2x             3.4x
        Ratio of earnings to fixed charges(b)....           1.8x             1.3x           --(c)             1.0x

                                                                                          As of July 31, 1997
                                                                                     ------------------------------
                                                                                      Historical       Pro Forma
                                                                                     -------------    -------------
   Balance sheet data:
        Working capital..........................................................     $  155,302       $  171,023
        Total assets.............................................................        570,569          632,060
        Total debt...............................................................        363,768          341,294
        Total stockholders' (deficit) equity.....................................         (8,536)          86,153

     (a) EBITDA represents the sum of income from continuing operations before interest expense, income taxes, preferred dividend requirement of subsidiary, minority interest in income of subsidiaries, gain on sale of building and restructuring charges, plus depreciation, amortization and non-cash post-retirement benefits other than pensions. EBITDA should not be construed as a substitute for income from operations, net income or cash flow from operating activities for the purpose of analyzing the Company's operating performance, financial position and cash flows. The Company has presented EBITDA because it is commonly used by certain investors to analyze and compare companies on the basis of operating performance and to determine a company's ability to service debt. This definition of EBITDA differs from the definition of EBITDA used in the Indenture for the Notes and may not be comparable to EBITDA as defined by other companies. See "Description of Notes--Certain Definitions."

     (b) For purposes of computing the ratio of earnings to fixed charges, earnings consist of income from continuing operations before income taxes and fixed charges. Fixed charges include preferred dividend requirement of subsidiary, interest expense and the portion of operating rents that is deemed representative of an interest factor.

     (c) The deficiency of earnings to fixed charges was $13.5 million. Excluding the restructuring charge, the ratio of earnings to fixed charges would have been 1.5x.

                                 RISK FACTORS

     In evaluating an investment in the securities offered hereby, prospective investors should carefully consider the following risk factors, as well as the other information set forth elsewhere in this Prospectus.

Substantial Leverage and Debt Service Obligations

     The Company incurred substantial indebtedness in connection with the GM Acquisition. After adjusting for the Transactions and the application of the net proceeds therefrom, at July 31, 1997, the Company's total indebtedness would have been $341.3 million (exclusive of unused commitments and outstanding letters of credit), and the Company would have had common stockholders' equity of $86.2 million. The degree to which the Company is leveraged could have important consequences, including the following: (i) the Company's ability to obtain additional financing for working capital, capital expenditures, acquisitions or general corporate purposes may be impaired; (ii) a substantial portion of the Company's cash flow from operations must be dedicated to the payment of interest on its existing indebtedness, thereby reducing the funds available to the Company for other purposes; (iii) the Company's operations are restricted by the agreements governing the Company's long-term indebtedness which contain certain financial and operating covenants; (iv) certain indebtedness under the Senior Credit Facility will be at variable rates of interest, which will cause the Company to be vulnerable to increases in interest rates; (v) all of the indebtedness outstanding under the Senior Credit Facility will be secured by substantially all the assets of the Company and that indebtedness, together with the Senior Subordinated Notes (as defined), will become due prior to the time the principal on the Notes will become due; (vi) the Company may be hindered in its ability to adjust rapidly to changing market conditions; and (vii) the Company's substantial degree of leverage could make it more vulnerable in the event of a downturn in general economic conditions or in its business.

     The Company may be required to refinance all or a portion of its present indebtedness, substantially all of which matures prior to the maturity of the Notes, at or prior to the maturity of such indebtedness. In the event that the Company is unable to refinance its existing indebtedness or otherwise raise funds to repay such indebtedness, the Company's financial condition and ability to fund its operations would be materially adversely affected. See "Description of Capital Stock," "Description of Indebtedness" and "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

Dependence on General Motors

     GM accounted for approximately 97% of the Company's 1997 pro forma automotive OEM net sales and approximately 4.5% of the Company's 1997 pro forma heavy duty OEM net sales. GM SPO accounted for approximately 24.2% of the Company's 1997 pro forma aftermarket net sales, and GM and GM SPO collectively accounted for approximately 38.8% of the Company's total 1997 pro forma net sales. In connection with the GM Acquisition, GM entered into long-term contracts pursuant to which it has agreed to purchase from the Company 100% of its North American requirements for automotive starters (other than for Saturn and Geo) and 100% of its U.S. and Canadian requirements for heavy duty starters and alternators, in each case to purchase the existing product line (as of August 1994). GM's obligations to purchase automotive starters and heavy duty starters and alternators from the Company terminate in 2004 and 2000, respectively, except for automotive products released in 1996 and 1997, for which GM's obligation will terminate in 2006 and 2007, respectively. GM's commitments to purchase products from the Company in the future are subject, however, to the Company's remaining competitive as to technology, design and price. See "Business--Customers." There can be no assurance that GM will not develop alternative sources for components currently produced by the Company and purchase some or all of its requirements for starters and alternators from these alternative sources at the expiration of its obligation to purchase such components from the Company. In addition, GM has been designated as an exclusive distributor of a significant amount of the Company's automotive and heavy duty aftermarket products and has agreed to provide the Company with purchasing support, which enables it to obtain raw materials at competitive prices. The Company's exclusive distribution arrangements with GM for the Company's heavy duty aftermarket products and automotive aftermarket products terminate on July 31, 1998 and in 2009, respectively. There can be no assurance that the Company and GM will negotiate a new arrangement for the distribution of heavy duty aftermarket products when the current distribution arrangement terminates on July 31, 1998, or whether the Company or GM will develop alternative distribution channels.

     The loss of GM as a customer of OEM or aftermarket products, the default by GM on its obligations to act as a distributor or to purchase the Company's OEM or aftermarket products, a substantial decrease in demand for GM's automobile models containing the Company's products or the failure of the Company to obtain supply orders for its products used in GM's new automobile models could have a material adverse effect on the Company's business, financial condition and results of operations. In addition, strikes and work stoppages affecting GM's operations may postpone GM's need for components produced by the Company, which, because of the Company's highly leveraged position, could have a material adverse effect on the Company's business, financial condition and results of operations. See "Risk Factors--Labor Negotiations."

Relocation of Facilities

     The Company is in the process of relocating certain of its manufacturing facilities. Specifically, the Company has relocated certain production lines from three of its OEM manufacturing facilities to three focus factories. The Company has entered into leases for two additional focus factories and will relocate additional production lines to those facilities and one additional facility over the next year. At the conclusion of the relocation, the Company will have vacated the three plants leased from GM. In addition, the Company expects to relocate certain of its aftermarket facilities due to increased space requirements and the need for a regional presence. The Company's subsidiaries have conducted these moves in the past without significant disruption to operations. While the Company believes that it has prepared for such relocations, there can be no assurance that the complicated nature of such moves will not result in unforeseen costs or delays or result in disruptions in the Company's operations at the affected facilities. In addition, there can be no assurance that additional moves will not be required in the future. The restructuring charge recorded by the Company in 1997 does not include startup costs the Company expects to incur, based on its prior startups, in connection with the new focus factories. See "Risk Factors--Restructuring Charges; Net Losses" and "Business--Manufacturing and Facilities."

Concentration of Ownership

     Upon completion of the Transactions, CVC will own beneficially
approximately            % of the Company's outstanding Common Stock (including
non-voting Class B Common Stock which, subject to applicable law, is convertible at the holder's option into voting Class A Common Stock and after giving pro forma effect to the exchange of the Company's Junior Subordinated Notes for Class A Common Stock) and members of the management of the Company will own
beneficially approximately          % of the Company's outstanding Common Stock.
Certain other existing stockholders of the Company will own beneficially
approximately            % of the Company's outstanding Common Stock. If these
stockholders were to vote all of their shares in a similar manner, they would effectively control the Company. In most circumstances, they would have sufficient voting power to elect the entire Board of Directors of the Company and, in general, to determine (without the consent of the Company's other stockholders) the outcome of any corporate transaction or other matter submitted to the stockholders for approval, including mergers, consolidations and the sale of all or substantially all of the Company's assets, and to prevent or cause a change in control of the Company. Further, CVC, certain members of management and other existing stockholders have entered into a Stockholders' Agreement (as defined) whereby they have agreed to vote their shares in such a manner as to elect the entire Board of Directors of the Company. See "Principal Stockholders--Stockholders' Agreement."

Restructuring Charges; Net Losses

     The Company incurred restructuring charges totaling $34.5 million and $8.1 million in fiscal years 1997 and 1996, respectively. These charges contributed to a loss from continuing operations and a net loss in fiscal year 1997 of $10.3 million and $14.3 million, respectively, and to a net loss in fiscal year 1996 of $4.8 million. These charges substantially reduced the Company's stockholders' equity. For a discussion of these charges and other factors contributing to such losses, see "Management's Discussion and Analysis of Financial Condition and Results of Operations." There can be no assurance that the Company will be able to realize the benefits it anticipates from the restructurings or that the Company will not incur additional charges in the future in connection with these restructurings or other actions. See "Risk Factors--Relocation of Facilities" and "Risk Factors--Labor Negotiations."

Restrictive Debt Covenants

     The agreements governing the Company's bank and other indebtedness include certain covenants that, among other things, restrict the Company's ability to:
(i) pay dividends and make certain other restricted payments; (ii) incur additional indebtedness; (iii) grant liens, other than liens created pursuant to such agreements and certain permitted liens; and (iv) sell material assets. The Senior Credit Facility also requires the Company to maintain certain financial ratios, including interest coverage and leverage ratios, and to maintain a minimum level of consolidated cash flow. There can be no assurance that these requirements will be met in the future. If they are not, the holders of the indebtedness under such agreements would be entitled to declare such indebtedness immediately due and payable. See "Description of Capital Stock" and "Description of Indebtedness."

Dependence on Automotive Industry; Cyclical Business

     The sale of a significant portion of the Company's products is directly related to the overall level of automobile, truck and heavy duty vehicle production in North America, which is cyclical. Consequently, a decline in the demand for new automobiles and trucks, particularly in North America, could have a material adverse effect on the Company's business, financial condition and results of operations. The Company has not yet operated during a general economic downturn, and historical financial information for the Company during adverse economic conditions is not available.

Risk Relating to Acquisitions

     To expand its markets and take advantage of the consolidation trend in the automotive parts industry, the Company's business strategy includes growth through acquisitions. Although the Company believes that the operations of the five companies it has acquired since the GM Acquisition are being successfully integrated with the Company's operations, there can be no assurance that such integration will continue to be successful, that future acquisitions can be consummated on acceptable terms or that any acquired companies can be successfully integrated into the Company's operations. The Company currently has no commitments, understandings or arrangements with respect to any specific acquisitions (other than for Ballantrae). However, the Company has entered into strategic joint ventures in Mexico and Korea and expects to complete a strategic alliance in India and a joint venture in Brazil in fiscal year 1998 and is continually investigating opportunities for domestic and foreign acquisitions. The Company's ability to make future acquisitions may also be constrained by its ability to obtain financing. To the extent the Company uses equity to finance future acquisitions, there is a risk of dilution to holders of Class A Common Stock. See "Risk Factors--Substantial Leverage and Debt Service Obligations," "Risk Factors--Restrictive Debt Covenants," "Risk Factors--Acquisition of Ballantrae; Conflicts of Interest," "Business--Business Strategy" and "Description of Indebtedness."

     In addition, acquisitions may involve a number of special risks, including: initial reductions in the Company's reported operating results; diversion of management's attention; unanticipated problems or legal liabilities; and a possible reduction in reported earnings due to amortization of acquired intangible assets in the event that such acquisitions are made at levels that exceed the fair market value of net tangible assets. Some or all of these items could have a material adverse effect on the Company. There can be no assurance that businesses acquired in the future will achieve sales and profitability that justify the investment therein. In addition, to the extent that consolidation becomes more prevalent in the industry, the prices for attractive acquisition candidates may increase to unacceptable levels.

Labor Negotiations

     As of July 31, 1997, the Company employed 4,949 people, 848 of whom were in management, engineering, supervision and administration and 4,101 of whom were hourly employees. Of the Company's hourly employees, 1,969 are represented by unions. In the United States, 1,485 of the Company's hourly workers are represented by the International Union, United Automobile, Aerospace, and Agricultural Implement Workers of America ("UAW") under a master agreement between DRA (a wholly owned subsidiary of the Company) and the UAW. The Company and the UAW agreed to a new master agreement in March 1997 when the agreement that had been assumed by the Company expired. Wage and benefit increases under the new contract generally follow the same pattern of the prior agreement and continue to track the wages and benefits paid by GM and, as a result, the Company will experience higher wage and benefit rates in future periods. In addition, grow-in provisions under the new agreement will require the Company to move lower wage and benefit employees to higher wage and benefit levels. There can be no assurance that the Company will be able to effect cost reductions or productivity improvements to offset such increased wage and benefit levels or that the Company's labor costs will not increase significantly, in which case the Company's competitive position and results of operations would be adversely affected. The master agreement between the UAW and DRA will expire on March 22, 2001.

     As of July 31, 1997, 141 of the Company's 459 Canadian employees were represented by the Canadian Auto Workers and 97 were represented by the Metallurgists Unis d'Amerique. The agreements with these unions expire on November 8, 1999 and September 30, 1998, respectively.

     As of July 31, 1997, approximately 246 of Autovill's 366 employees were affiliated with the Hungarian Steel Industry Workers Union. The agreement was signed July 17, 1996 and is perpetual, subject to termination upon three months' notice from either party.

     The Company's other facilities are primarily non-union. The Company is unaware of any current efforts to organize any of the Company's facilities. There can be no assurance that there will not be any labor union efforts to organize employees at facilities that are not currently unionized.

     Since the GM Acquisition, the Company has not experienced any organized work stoppages. There can be no assurance, however, that any actions taken by the Company, including the current restructurings, will not adversely affect the Company's relations with its employees. At the present time, the Company believes that its relations with its employees are good. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--General."

Competition

     The motor vehicle parts industry in which the Company operates is highly competitive. Some of the Company's OEM competitors are divisions or subsidiaries of companies that are larger and have substantially greater resources than the Company. There can be no assurance that the Company will be able to compete successfully with its competitors. See "Business--Competition."

Availability of Cores

     In its remanufacturing operations, the Company obtains used components, commonly known as "cores," from various sources, principally the Company's existing customers. The Company also obtains cores from brokers who specialize in buying and selling cores. The ability to obtain cores of the types and quantities required by the Company is essential to the Company's ability to meet demand and expand production in the remanufacturing business.

     A sufficient supply of cores may not always be available to the Company to permit it to respond fully to customer demands for the Company's remanufactured products. Shortages of cores could result from, among other things, (i) a time lag between the initial customer order for a remanufactured product and the return of cores for such products, (ii) an inability to salvage cores for reuse due to excessive wear or deterioration or (iii) an inability of the Company to acquire cores because of loss or significant deterioration of the Company's relationships with its customers. Although the Company believes that its relationships with several of its customers will continue to provide it with access to cores, there can be no assurance that the Company will continue to have an adequate supply of cores for its remanufactured products.

Acquisition of Ballantrae; Conflicts of Interest

     On October   , 1997, the Company entered into an Agreement and Plan of
Merger to acquire Ballantrae (the "Ballantrae Acquisition Agreement"). Although the Company has entered into the Ballantrae Acquisition Agreement and completed its due diligence, the consummation of the transactions contemplated thereby are subject to customary closing conditions for a transaction of this type, including termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the lack of any material adverse change in the business of Ballantrae. Although the Company does not currently foresee any impediments to the consummation of the acquisition of Ballantrae, the Company cannot offer any assurances that the acquisition will be consummated. Even if consummated, the Company cannot guarantee that the businesses conducted by Ballantrae can be effectively integrated into the Company's other operations or that the Company will realize the benefits it expects to achieve through the acquisition of Ballantrae. The Company has incurred due diligence, legal and other expenses in anticipation of the acquisition of Ballantrae. If the acquisition is not consummated, these expenses will have to be written off as non-recurring charges. See "Company History," "Business--Acquisition of Ballantrae," and "Certain Transactions."

     The terms of the Ballantrae Acquisition Agreement were not negotiated on an arm's-length basis. As of July 31, 1997, CVC owned, on a fully-diluted basis, 71.9% of the outstanding common stock and 74.7% of the outstanding preferred stock of Ballantrae. At that date, CVC also owned 47.5% of the Company's Common Stock. See "Risk Factors--Concentration of Ownership." The Company believes, however, that the terms of such agreement are fair to the Company and has obtained a fairness opinion from Salomon Brothers Inc. The Company's directors, excluding Messrs. Delaney, Cashin and Gerrity, have determined that the acquisition of Ballantrae is in the best interests of the Company and its stockholders and have approved the acquisition of Ballantrae. Because Mr. Gerrity is a director of Ballantrae and as of July 31, 1997 owned, on a fully-diluted basis, 15.0% of Ballantrae's common stock and 10.4% of its preferred stock and Messrs. Delaney and Cashin are directors of Ballantrae, as well as each being a stockholder and director of the Company, there is a conflict of interest with respect to the acquisition of Ballantrae. As a consequence, their economic interest in the transaction may result in decisions that do not reflect the interests of the Company. Any damages which the Company may suffer which result from a breach of the Ballantrae Acquisition Agreement will be subject to a $10 million cap and the Company will only be able to
recover approximately          % and          % of its damages from CVC and Mr.
Gerrity, respectively (in each case including their affiliates). See "Company History," "Business--Acquisition of Ballantrae" and "Certain Transactions."

Environmental Risks

     The Company's operations and properties are subject to federal, state, local and foreign laws, regulations and ordinances relating to the use, storage, handling, generation, transportation, treatment, emission, release, discharge and disposal of certain materials, substances and wastes. The nature of the Company's operations exposes it to the risk of liabilities or claims with respect to environmental matters, including off-site disposal matters, and there can be no assurance that material costs will not be incurred in connection with such liabilities or claims or that the indemnities provided by the sellers of the various businesses acquired will be applicable or available.

     Based upon the Company's experience to date, the Company believes that the future cost of compliance with existing environmental laws, regulations and ordinances (or liability for known environmental claims) will not have a material adverse effect on the Company's business, financial condition and results of operations. However, future events, such as changes in existing laws and regulations or their interpretation, may give rise to additional compliance costs or liabilities that could have a material adverse effect on the Company's business, financial condition and results of operations. Compliance with more stringent laws or regulations, as well as more vigorous enforcement policies of regulatory agencies or stricter or different interpretations of existing laws, may require additional expenditures by the Company that may be material. See "Business--Regulatory Matters."

Shares Eligible for Future Sale; Registration Rights

     No prediction can be made as to the effect, if any, that future sales of shares, or the availability of shares for future sale, will have on the market price of the Class A Common Stock prevailing from time to time. Sales of substantial amounts of Class A Common Stock, or the perception that such sales could occur, could adversely affect prevailing market prices of the Class A Common Stock. The existing stockholders of the Company (the "Existing Stockholders") were granted piggyback registration rights with respect to the Company's Class A Common Stock when they purchased such shares. These piggyback
registration rights cover substantially all of the          shares of Class A
Common Stock beneficially owned by the Existing Stockholders. In addition, CVC and (after the consummation of the Equity Offering) World Equity Partners, L.P.
have demand rights to require registration of the     shares of Class A Common
Stock held by them (including shares of Common Stock issuable upon exercise of
the Warrants). Of the          shares of Common Stock to be outstanding after
the Offerings and the other Transactions, approximately          million shares
will be shares of Class A Common Stock, and          million shares will be
shares of Class B Common Stock. In addition, up to          shares of Class A
Common Stock may be subject to a stock option plan of the Company and shares of Class A Common Stock are issuable upon exercise of the Warrants. The Company and each of the Company's current stockholders, directors, senior officers and warrant holders have agreed, subject to certain exceptions, not to register for sale or offer, sell or transfer any shares of Common Stock for a period of 180 days after the date of this Prospectus, without the prior written consent of Morgan Stanley & Co. Incorporated. These agreements cover
approximately          million shares of Class A Common Stock and
million shares of Class B Common Stock. The registration rights and related restrictions described above apply to the shares of Class A Common Stock subject to the stock option plan and the Warrants and any shares of Class B Common Stock converted into Class A Common Stock. See "Shares Eligible for Future Sale" and "Principal Stockholders--Registration Rights Agreement."

Dilution

     Purchasers of Class A Common Stock in this Offering will experience immediate and substantial dilution in net tangible book value per share of Class A Common Stock from the initial public offering price. The Existing Stockholders will experience an increase in net tangible book value per share as a result of
this Offering. Assuming an offering price of $          per share (the midpoint
of the range of prices set forth on the cover of this Prospectus), the dilution in net tangible book value to purchasers of Class A Common Stock in this
Offering would be $          per share, and the Existing Stockholders, including
certain members of the management of the Company, CVC and current and former employees and directors of the Company, would experience an increase in net
tangible book value of $          per share as a result of this Offering. In
addition, the price per share of Common Stock paid by the Existing Stockholders is significantly lower than the assumed price for the shares offered hereby. In connection with the Offerings, the holders of the Company's Junior Subordinated
Notes will exchange such notes for          shares of Class A Common Stock at a
per share price equal to the price of the shares of Class A Common Stock offered by this Prospectus less underwriting discounts and commissions. The calculations in this paragraph give effect to such exchange. See "Dilution" and "Principal Stockholders."

Holding Company Structure

     Because the Company is a holding company which derives all of its operating income from its subsidiaries, the Company will be dependent on dividends and other payments from its subsidiaries to generate the funds necessary to meet its obligations and pay any dividends. The ability of the Company's subsidiaries to pay dividends and make other payments are subject to certain statutory, contractual and other restrictions. See "Description of Indebtedness."

Absence of Public Market for the Class  A Common Stock

     Prior to the Offering, there has been no public market for the Class A Common Stock. Although application has been made to list the Class A Common Stock on the New York Stock Exchange, there can be no assurance that an active or liquid trading market in the Class A Common Stock will develop upon completion of the Equity Offering or, if developed, that it will be sustained. The initial public offering price of the Class A Common Stock will be determined through negotiations between the Company and the Underwriters and may not be indicative of the market price for the Class A Common Stock after the Equity Offering. The market price for shares of the Company's Class A Common Stock may be highly volatile depending on changes in general market and industry conditions. See "Underwriters."


                                 COMPANY HISTORY

     The Company was formed in November 1993 for the purpose of acquiring certain assets of the automotive starter business and the heavy duty starter and alternator business of the Former GM Division, which businesses the Company acquired in July 1994.

     Between January 1995 and May 1997, the Company completed five strategic acquisitions and two international joint ventures. On January 6, 1995, the Company acquired all of the capital stock of Nabco, Inc. ("Nabco") (the "Nabco Acquisition"), a producer of remanufactured automotive starters and alternators. In addition to selling its products to national automotive parts chains (primarily Western Auto), prior to its acquisition by the Company, Nabco supplied remanufactured parts in bulk (known as "kits") to the Company and GM for final assembly and distribution.

     On March 31, 1995, the Company acquired all of the capital stock of The A&B Group, Inc. ("A&B Group") (the "A&B Acquisition"), a remanufacturer of automotive starters, heavy duty starters and alternators and related subcomponents and parts. Prior to its acquisition by the Company, the A&B Group was the Company's contract supplier of all heavy duty and certain automotive remanufactured products.

     On April 14, 1995, the Company acquired 96% of the capital stock of Autovill, RT Ltd. ("Autovill") (the "Autovill Acquisition and, together with the Nabco Acquisition and the A&B Acquisition, the "1995 Acquisitions"), a Budapest, Hungary-based producer of new and remanufactured heavy duty starters and alternators both for the OEM market and the aftermarket in Western and Eastern Europe. Principal customers of Autovill include Caterpillar and Mercedes Benz. The remaining 4% of the capital stock of Autovill is owned by current and former employees of Autovill.

     On February 6, 1996, the Company acquired 82.5% of the capital stock of Power Investments, Inc. ("Power Investments") (the "Power Investments Acquisition"), a remanufacturer of diesel and gasoline engines, transmissions, fuel systems, alternators and starters for medium and heavy duty trucks and automobiles; and, to a lesser extent, a remanufacturer of brakes, water pumps, power steering pumps and various other truck parts and assemblies. Power Investments has 15 facilities located in the United States and in five provinces of Canada and is designated as a Ford FAR in such provinces. The remaining 17.5% of the capital stock of Power Investments is owned by current management of Power Investments, subject to put/call arrangements at a formula price for the purchase by the Company of the remaining 17.5% of the shares of Power Investments beginning in 2001.

     In December 1996, the Company formed a 50/50 joint venture in Korea with individual Korean investors to purchase the assets related to the starter motor operations of the Company's former Korean licensee. In April 1997, the Company and its former Mexican licensee, Sistemas y Electricos Componetos ("Sistemas"), formed a joint venture, 76% of which is owned by the Company and 24% of which is owned by an affiliate of Sistemas. Each of these joint ventures will manufacture starters and alternators for the OEM market.

     On May 8, 1997, the Company acquired 82.5% of the capital stock of World Wide (the "World Wide Acquisition"), a remanufacturer and distributor of import automotive starters and alternators. World Wide sells its products to national automotive parts chains, including Auto Zone, Pep Boys, Advance Auto and Discount Auto. The remaining 17.5% of the capital stock of World Wide is owned by current management of World Wide, subject to put/call arrangements at a formula price for the purchase by the Company of the remaining 17.5% of the shares beginning in 2000.

     On October   , 1997, the Company entered into the Ballantrae Acquisition
Agreement to acquire Ballantrae for $49.2 million (including assumed debt). Ballantrae operates through two subsidiaries: Tractech, a leading producer of traction control systems for heavy duty OEMs and the aftermarket; and Kraftube, Inc., a tubing assembly business which sells products to compressor manufacturers for commercial air conditioners and refrigeration equipment. In fiscal year 1997, Tractech accounted for approximately 70% of Ballantrae's $37.6 million of net sales. The Company will exchange shares of its Common Stock with a value (at the initial public offering price in the Equity Offering) of approximately $19 million for the equity of Ballantrae and will repay approximately $30 million of Ballantrae's debt. The Common Stock of the Company received by Ballantrae's existing stockholders in the acquisition will be subject to resale restrictions under applicable securities laws. The acquisition is expected to be completed at or prior to the consummation of the Offerings. See "Risk Factors--Acquisition of Ballantrae; Conflicts of Interest," "Business--Acquisition of Ballantrae" and "Certain Transactions."


                                 USE OF PROCEEDS

     The net proceeds to the Company from the Offerings are estimated to be approximately $181.1 million (approximately $189.4 million if the over-allotment option in the Equity Offering is exercised in full) assuming an initial public
offering price of $          per share in the Equity Offering and after
deduction of underwriting discounts and commissions and estimated offering expenses. The use of the proceeds of the Offerings, together with $1.4 million of available cash, will be to repay in full the following indebtedness, which was incurred by the Company in connection with the GM Acquisition and certain of the Company's subsequent acquisitions: (i) the $75 million 10 1/2% Senior Note due July 31, 2003 to World Subordinated Debt Partners, L.P., an affiliate of one of the Company's existing stockholders (the "World Note"), at a price equal to 103% of such principal amount, (ii) the $59.2 million 11 1/2% Subordinated Note due July 31, 2004 to GM (the "GM Acquisition Note"), (iii) the $8.3 million 9.86% Subordinated Notes due February 6, 2001 to the selling stockholders of Power Investments (the

"Power Investments Seller Notes"), (iv) the $3.5 million 10% Subordinated Notes due September 30, 2001 to the selling stockholders of A&B Group (the "A&B Seller Notes"), (v) the $20.8 million of borrowings outstanding under Ballantrae's senior credit facility (the "Ballantrae Senior Bank Debt") and (vi) $9.3 million of Tractech's $10.0 million 11% Subordinated Note due October 31, 2006 to Dyneer Corporation (the "Ballantrae Subordinated Debt"). Any accrued and unpaid interest on such indebtedness will also be repaid with the proceeds of the Offerings.

     The following table sets forth a summary of the expected sources and uses of the estimated net proceeds from the Offerings, assuming no exercise of the over-allotment option in the Equity Offering and including interest accrued to December 15, 1997, the assumed date of the consummation of the Offerings (in millions of dollars):


           Sources of Funds (net of underwriting discounts and commissions)
           Equity Offering..................................   $     55.8
           Notes Offering...................................        126.8
           Available Cash...................................          1.4
                                                               -------------

                Total sources of funds......................   $    184.0
                                                               =============


           Uses of Funds
           Repayment of Power Investments Seller Notes......   $      8.3
           Repayment of World Note..........................         78.9
           Repayment of GM Acquisition Note.................         61.7
           Repayment of A&B Seller Notes....................          3.6
           Repayment of Ballantrae Senior Bank Debt.........         20.8
           Repayment of Ballantrae Subordinated Debt........          9.2
           Fees and expenses for the Offerings..............          1.5
                                                               -------------

                Total uses of funds.........................   $    184.0
                                                               =============


                                 DIVIDEND POLICY

     Payment of dividends is within the discretion of the Company's Board of Directors and will depend, among other factors, upon the Company's earnings, financial condition and capital requirements and the terms of the Company's financing agreements. The Company plans to retain future earnings for use in the business and, accordingly, the Company does not anticipate paying dividends in the foreseeable future. The Company has not previously paid any cash dividends to its stockholders. The Senior Credit Facility and the indentures for the Notes and the Senior Subordinated Notes restrict the ability of the Company to make dividend payments.


                                    DILUTION

     The deficiency in net tangible book value (tangible assets minus total
liabilities) of the Company as of July 31, 1997 was $          million, or $
         per share of Class A Common Stock assuming the Stock Split. After giving effect to the sale of the shares, of Class A Common Stock offered by the
Company hereby at an assumed initial offering price of $          per share (and
deducting the estimated underwriting discount and offering expenses), the pro forma net tangible book value of the Company as of July 31, 1997 would have been
approximately $         , or $          per share. This change represents an
immediate increase in net tangible book value of $          per share to the
Existing Stockholders and an immediate dilution of $          per share to
investors purchasing shares of Class A Common Stock in this Offering. The following table illustrates this per share dilution:

Initial public offering price per share..........................                      $
Net tangible book value (deficit) per share before this Offering.   (           )
Increase in net tangible book value per share  attributable to new investors........................................................
                                                                    ---------------
Net tangible book value per share after this Offering............
                                                                                       --------------
Dilution per share to new investors..............................                      $
                                                                                       ==============


     The foregoing table assumes no exercise of the Underwriters' over-allotment option. After giving effect to the issuance of Common Stock in connection with the acquisition of Ballantrae, the dilution per share to new investors would be
$         .

     The following table summarizes as of          , 1997, the differences
between Existing Stockholders and investors purchasing shares of Class A Common Stock in this Offering with respect to the number of shares of Common Stock purchased from the Company (assuming no exercise of the Underwriters' over-allotment option), the total consideration paid and the average price per share paid:


                                    Shares Purchased                   Total Consideration
                            ---------------------------------    ---------------------------------
                                                                                                     Average Price
                               Number            Percent            Amount            Percent          Per Share
                            --------------    ---------------    --------------    ---------------   ---------------
Existing Stockholders                                   %         $                         %         $
New Investors
                            --------------    ---------------    --------------    ---------------
Total                                                   %         $                         %
                            ==============    ===============    ==============    ===============


     In connection with the Offerings, the holders of the Company's Junior
Subordinated Notes will exchange such notes for          shares of Class A
Common Stock at a per share price equal to the price of the shares of Class A Common Stock offered by this Prospectus less underwriting discounts and commissions. The calculations set forth in this section give effect to such exchange.

                                 CAPITALIZATION

     The following table sets forth the current portion of the long-term debt and the consolidated capitalization of the Company as of July 31, 1997 and pro forma to give effect to the Transactions including the Offerings (assuming no exercise of the over-allotment option in connection with the Equity Offering) and the application of the net proceeds thereof. See "Use of Proceeds." This table should be read in conjunction with the unaudited "Pro Forma Condensed Consolidated Financial Data," "Selected Consolidated Historical Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and related notes thereto included elsewhere in this Prospectus. See also "Description of Capital Stock" and "Description of Indebtedness."


                                                                                 As of July 31, 1997
                                                                        -------------------------------------
                                                                           Historical           Pro Forma
                                                                        -----------------    ----------------
                                                                                   (in thousands)
Current portion of long-term debt..................................     $         507        $          507
                                                                        =================    ================

Long-term debt:

     Senior Credit Facility........................................     $      34,963        $       34,963
     Power Investments Seller Notes................................             8,300                    --
     World Note....................................................            75,000                    --
         % Senior Notes Due 2007...................................                --               130,000
     Senior Subordinated Notes.....................................           140,000               140,000
     GM Acquisition Note...........................................            59,155                    --
     8% Subordinated Debenture.....................................                --                17,942(a)
     A&B Seller Notes..............................................             3,500                    --
     Ballantrae Subordinated Debt..................................                --                   750
     Other, including capital lease obligations....................            17,132                17,132
     Junior Subordinated Notes.....................................            25,211                    --
                                                                        -----------------    ----------------
         Total long-term debt......................................           363,261               340,787

Minority interest..................................................             8,032                 8,032

Redeemable exchangeable preferred stock of subsidiary..............            16,071(a)                 --

Stockholders' (deficit) equity:

     Class A Common Stock (par value $.01; authorized 1,000,000;
         issued and outstanding 525,477 historical,      pro forma)                 5                     5
     Class B Common Stock (par value $.01; authorized 1,000,000;
         issued and outstanding 385,523 historical,     pro forma).                 4                     4
     Additional paid-in capital....................................            10,194               109,455
     Retained (deficit) earnings...................................           (12,174)              (16,746)
     Cumulative translation adjustment.............................            (1,752)               (1,752)
     Stock purchase plan...........................................            (4,813)               (4,813)
                                                                        -----------------    ----------------
         Total stockholders' (deficit) equity......................            (8,536)               86,153
                                                                        -----------------    ----------------

         Total capitalization......................................     $     378,828        $      434,972
                                                                        =================    ================


---------------
(a) Reflects the exchange of the redeemable exchangeable preferred stock of subsidiary to the 8% Subordinated Debenture as permitted by the terms of such preferred stock. For details regarding this exchange, see footnote (d) to the "Unaudited Pro Forma Condensed Consolidated Statement of Operations."

                SELECTED CONSOLIDATED HISTORICAL FINANCIAL DATA

     The following table sets forth selected consolidated historical financial data of the Company for and as of the years ended July 31, 1995, 1996 and 1997. The statement of operations data for the years ended July 31, 1995, 1996 and 1997 and the balance sheet data as of July 31, 1995, 1996 and 1997 were derived from audited Consolidated Financial Statements of the Company, which have been audited by Ernst & Young LLP, independent auditors. The table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," the Consolidated Financial Statements of the Company and related notes and the other financial information included elsewhere in this Prospectus.

                                                                   For the Year Ended July 31
                                                    ---------------------------------------------------------
                                                         1995                1996                 1997
                                                    ----------------    ----------------    -----------------
                                                          (dollars in thousands, except per share data)
Statement of operations data:
     Net sales................................        $  573,423           $   636,852         $  689,787
     Gross profit.............................            98,207               126,774            149,553
     Selling, engineering and administrative
         expense..............................            61,206                77,994             89,098
     Restructuring charges....................                --                 8,101             34,500
     Operating income.........................            37,001                40,679             25,955
     Interest expense.........................            18,432                27,367             38,774
     Income (loss) from continuing operations.             9,326                 5,796            (10,263)
     Loss from discontinued operations, net of
         tax benefit..........................             2,363                10,637              1,682
     Net income (loss)........................             6,963                (4,841)           (14,296)

     Income (loss) from continuing operations
         per share............................        $                    $                   $

     Net income (loss) per share..............

Financial ratios and other data:
     Depreciation and amortization............        $   14,533           $    19,555         $   22,323
     Capital expenditures.....................            11,241                32,741             31,888
     EBITDA(a)................................            55,968                72,087             87,269
     Cash flow from operations................            21,921                  (684)            22,537
     Gross margin.............................              17.1%                 19.9%              21.7%
     EBITDA margin............................               9.8%                 11.3%              12.7%
     Ratio of EBITDA to interest expense......               3.0x                  2.6x               2.3x
     Ratio of total debt to EBITDA............               3.5x                  4.1x               4.2x
     Ratio of earnings to fixed charges(b)....               1.8x                  1.3x                --(c)

 Balance sheet data (at end of period):
     Working capital..........................        $   61,268           $   113,801         $  155,302
     Total assets.............................           322,527               475,082            570,569
     Total debt...............................           196,988               298,796            363,768
     Redeemable exchangeable preferred stock
         of subsidiary........................            12,903                14,420             16,071
     Total stockholders' equity (deficit).....             8,430                 1,589             (8,536)

                            See Accompanying Notes

     (a) EBITDA represents the sum of income from continuing operations before interest expense, income taxes, preferred dividend requirement of subsidiary, minority interest in income of subsidiaries, gain on sale of building and restructuring charges, plus depreciation, amortization and non-cash post-retirement benefits other than pensions. EBITDA should not be construed as a substitute for income from operations, net income or cash flow from operating activities for the purpose of analyzing the Company's operating performance, financial position and cash flows. The Company has presented EBITDA because it is commonly used by certain investors to analyze and compare companies on the basis of operating performance and to determine a company's ability to service debt. This definition of EBITDA differs from the definition of EBITDA used in the Indenture for the Notes and may not be comparable to EBITDA as defined by other companies. See "Description of Notes--Certain Definitions."

     (b) For purposes of computing the ratio of earnings to fixed charges, earnings consist of income from continuing operations before income taxes and fixed charges. Fixed charges include preferred dividend requirement of subsidiary, interest expense (which includes amortization of deferred financing costs) and the portion of operating rents that is deemed representative of an interest factor.

     (c) Earnings were insufficient to cover fixed charges by $13.5 million. Excluding the restructuring charge, the ratio of earnings to fixed charges would have been 1.5x.

                PRO FORMA CONDENSED CONSOLIDATED FINANCIAL DATA
                                  (UNAUDITED)

     The following unaudited pro forma condensed consolidated financial data are based on the Consolidated Financial Statements included elsewhere in this Prospectus, adjusted to give effect to the Transactions, including the Offerings.

     The unaudited pro forma condensed consolidated statement of operations for the year ended July 31, 1997 have been adjusted to give effect to the Transactions, including the Offerings, as if they had occurred on August 1, 1996. The unaudited pro forma condensed consolidated balance sheet at July 31, 1997 has been adjusted to give effect to the Transactions, including the Offerings, as if they had occurred on July 31, 1997 (other than the acquisition of World Wide, which is reflected in the historical balance sheet data).

     The unaudited pro forma financial data do not purport to be indicative of the results of operations or the financial position that would actually have been obtained if the Transactions, including the Offerings, had occurred on the dates indicated or of the results of operations or the financial position that may be obtained in the future. The unaudited pro forma financial data are presented for comparative purposes only. The pro forma adjustments, as described in the accompanying data, are based on available information and certain assumptions that management believes are reasonable. The unaudited pro forma financial data should be read in conjunction with the Consolidated Financial Statements of the Company and related notes thereto included elsewhere in this Prospectus.

     The unaudited pro forma financial data with respect to the acquisitions of World Wide and Ballantrae are based on the historical financial statements of the businesses acquired and have been accounted for using the purchase method of accounting. The purchase price, including the related fees and expenses, have been allocated to the tangible and identifiable intangible assets and liabilities of the acquired businesses based upon the Company's estimates of their fair value, with the remainder allocated to goodwill. The pro forma adjustments directly attributable to the acquisitions of World Wide and Ballantrae include adjustments to interest expense related to the financing, charges for amortization of intangible assets and depreciation of property and equipment relating to the allocation of the purchase price and the related tax effects.

      Unaudited Pro Forma Condensed Consolidated Statement of Operations
                       For the Year Ended July 31, 1997
                                (in thousands)

                                                                Adjustments      Pro Forma
                                                                  for the         for the
                                                               Acquisitions     Acquisitions
                                                                    of               of
                                                                World Wide       World Wide    Adjustments      Pro Forma
                                                                    and             and         for Other          for
                                                  Historical   Ballantrae(a)     Ballantrae    Transactions   Transactions
                                                 ------------  -------------    ------------   ------------   ------------
Net sales.....................................    $689,787      $  86,581        $ 776,368      $     --       $  776,368
Cost of goods sold............................     540,234         65,612          605,846            --          605,846
                                                 ------------  -------------    ------------   ------------   ------------
Gross profit..................................     149,553         20,969          170,522            --          170,522
Selling, engineering, and administrative
     expenses.................................      89,098         12,469          101,567            --          101,567
Restructuring charges.........................      34,500             --           34,500            --           34,500
                                                 ------------  -------------    ------------   ------------   ------------
Operating income..............................      25,955          8,500           34,455            --           34,455
Other income (expense):
     Gain on sale of building.................       2,082             --            2,082            --            2,082
     Interest expense.........................     (38,774)        (4,905)         (43,679)        8,384 (b)      (35,295)
                                                 ------------  -------------    ------------   ------------   ------------
(Loss) income from continuing operations
     before income taxes, preferred dividend
     requirement of subsidiary, and minority
     interest.................................     (10,737)         3,595           (7,142)        8,384            1,242
Minority interest in income of subsidiary.....         892             --              892            --              892
Income taxes (benefit)........................      (3,014)         1,387           (1,627)        3,354 (c)        1,727
Preferred dividend requirement of subsidiary..       1,648             --            1,648        (1,648)(d)           --
                                                 ------------  -------------    ------------   ------------   ------------
(Loss) income from continuing operations......    $(10,263)     $   2,208        $  (8,055)     $  6,678       $   (1,377)
                                                 ============  =============    ============   ============   ============
Loss from continuing operations per share.....                                                                 $
                                                                                                              ============


                            See Accompanying Notes

  Notes to Unaudited Pro Forma Condensed Consolidated Statement of Operations
                                (in thousands)

(a) The adjustments for the acquisitions of World Wide and Ballantrae represent the effects on the statement of operations of such acquisitions as if they occurred on August 1, 1996. These adjustments are summarized in the following table:

                                                                 World Wide         Ballantrae          Combined
                                                               --------------    ---------------    ---------------
Net sales..................................................    $     49,014      $     37,567       $     86,581
Cost of goods sold.........................................          40,935            24,677             65,612
                                                               --------------    ---------------    ---------------
Gross profit...............................................           8,079            12,890             20,969
Selling, engineering, and administrative expenses..........           6,319             6,150             12,469
                                                               --------------    ---------------    ---------------
Operating income...........................................           1,760             6,740              8,500
Interest expense...........................................          (2,280)           (2,625)            (4,905)
Income taxes (benefit).....................................             (47)            1,434              1,387
                                                               --------------    ---------------    ---------------
(Loss) income from continuing operations...................    $       (473)     $      2,681       $      2,208
                                                               ==============    ===============    ===============

(b) Reflects decreases (or increases) in interest expense and amortization of deferred financing costs as if the Transactions occurred on August 1, 1996 as follows:

                                                                                     For the
                                                                                    Year Ended
                                                                                  July 31, 1997
                                                                                 ---------------
Reduced interest from the amendment of the Senior Credit Facility..............   $       190
Amortization of deferred financing costs associated with the amendment to the
     Senior Credit Facility....................................................           (30)
Repayment of Power Investments Seller Notes....................................           818
Repayment of World Note........................................................         7,875
Reversal of 1997 amortization of deferred financing costs associated with
     repayment of World Note...................................................           454
Interest expense for the       % Senior Notes Due 2007.........................       (11,050)
Amortization of deferred financing costs associated with        % Senior
     Notes Due 2007............................................................          (400)
Repayment of GM Acquisition Note...............................................         6,552
Repayment of A&B Seller Notes..................................................           350
Repayment of Ballantrae Senior Bank Debt.......................................         1,552
Repayment of Ballantrae Subordinated Debt......................................         1,073
Exchange of Junior Subordinated Notes..........................................         2,593
Interest expense relating to the 8% Subordinated Debenture exchanged for the
     redeemable exchangeable preferred stock of subsidiary.....................        (1,593)
                                                                                 ---------------
Net reduction in interest expense..............................................   $     8,384
                                                                                 ===============

The interest rate on the      % Senior Notes Due 2007 is assumed to be 8 1/2%.
For each 1/4% difference in the interest rate the annual interest expense would change by $325.

(c) Represents the income tax expense related to the pro forma interest expense reduction at an assumed marginal tax rate of 40%.

(d) Represents the reversal of preferred dividend requirement of subsidiary recorded in 1997 which results from the assumed exchange of the preferred stock for the 8% Subordinated Debenture effective August 1, 1996.

     A deemed preferred dividend of subsidiary arises from the exchange of the redeemable exchangeable preferred stock of subsidiary for the excess of the fair value of the 8% Subordinated Debenture over the carrying value of the redeemable exchangeable preferred stock of subsidiary as shown below. This nonrecurring charge, which has not been reflected in the pro forma condensed consolidated statement of operations, will be charged against the income of the Company in the period of exchange. Upon completion of the exchange no further dividends will occur.

                                                                                     For the
                                                                                    Year Ended
                                                                                  July 31, 1997
                                                                                 ---------------
Fair value of the 8% Subordinated Debenture....................................   $    17,942
Carrying value of the redeemable exchangeable preferred stock of subsidiary....        16,071
                                                                                 ---------------
Deemed preferred dividend of subsidiary arising from exchange..................   $     1,871
                                                                                 ===============

            Unaudited Pro Forma Condensed Consolidated Balance Sheet
                                  July 31, 1997
                                 (in thousands)


                                                         Adjustments       Pro Forma
                                                             for              for         Adjustments       Pro Forma
                                                          Ballantrae      Ballantrae       for Other           for
                                         Historical      Acquisition(a)   Acquisition     Transactions    Transactions
                                        -------------    -------------   --------------   -------------   --------------
Assets:
Current Assets:
    Cash and cash equivalents........   $    10,050      $       347     $    10,397      $   2,635(b)    $    13,032
    Trade accounts receivable........       110,184            5,838         116,022             --           116,022
    Other receivables................        10,487               --          10,487             --            10,487
    Recoverable income tax...........         2,889               --           2,889          1,801(g)          4,690
    Inventories......................       164,417           10,127         174,544             --           174,544
    Deferred income taxes............        21,474               --          21,474             --            21,474
    Other current assets.............         4,643               55           4,698             --             4,698
                                        -------------    -------------   --------------   -------------   --------------
    Total current assets.............       324,144           16,367         340,511          4,436           344,947

Property and equipment...............       147,222           16,834         164,056             --           164,056
Less accumulated depreciation........        26,858               --          26,858             --            26,858
                                        -------------    -------------   --------------   -------------   --------------
                                            120,364           16,834         137,198             --           137,198

Deferred financing costs.............         8,803               --           8,803          1,958(c)         10,761
Goodwill (less accumulated
    amortization)....................        86,612           21,168         107,780             --           107,780
Net assets held for disposal.........        25,279               --          25,279             --            25,279
Investment in affiliate..............         3,119               --           3,119             --             3,119
Other assets.........................         2,248              728           2,976             --             2,976
                                        -------------    -------------   --------------   -------------   --------------
Total assets.........................   $   570,569      $    55,097     $   625,666      $   6,394       $   632,060
                                        =============    =============   ==============   =============   ==============

Liabilities and stockholders'
    (deficit) equity:
Current liabilities:
    Accounts payable.................   $    88,578      $     2,398     $    90,976             --       $    90,976
    Accrued interest payable.........         3,107            2,078           5,185             --             5,185
    Accrued restructuring charges....        37,377               --          37,377             --            37,377
    Liabilities related to
    discontinued operations                   3,324               --           3,324             --             3,324
    Other liabilities and accrued
    expenses.........................        35,949              606          36,555             --            36,555
    Current portion of long-term debt           507               --             507             --               507
                                        -------------    -------------   --------------   -------------   --------------
    Total current liabilities........       168,842            5,082         173,924             --           173,924

Deferred income taxes................         1,556              265           1,821             --             1,821
Long-term debt, less current
    portion(d).......................       363,261           30,750         394,011        (53,224)          340,787
Post-retirement benefits other than
    pension..........................        12,677               --          12,677             --            12,677
Accrued pension benefit..............         4,542               --           4,542             --             4,542
Other non-current liabilities........         4,124               --           4,124             --             4,124

Minority interest in subsidiary......         8,032               --           8,032             --             8,032

Redeemable exchangeable preferred
    stock of subsidiary..............        16,071               --          16,071        (16,071)(e)            --

Stockholders' (deficit) equity:
    Common Stock:....................
       Class A Shares................             5               --               5             --                 5
       Class B Shares................             4               --               4             --                 4
    Paid-in capital(f)...............        10,194           19,000          29,194         80,261(f)        109,455
    Retained earnings (deficit)......       (12,174)              --         (12,174)        (4,572)(g)       (16,746)
    Cumulative translation adjustment        (1,752)              --          (1,752)            --            (1,752)
    Stock purchase plan..............        (4,813)              --          (4,813)            --            (4,813)
                                        -------------    -------------   --------------   -------------   --------------
Stockholders' (deficit) equity.......        (8,536)          19,000          10,464         75,689            86,153
                                        -------------    -------------   --------------   -------------   --------------
Total liabilities and stockholders'
    (deficit) equity.................   $   570,569      $    55,097     $   625,666      $   6,394       $   632,060
                                        =============    =============   ==============   =============   ==============


                            See Accompanying Notes

        Notes to Unaudited Pro Forma Condensed Consolidated Balance Sheet
                                 (in thousands)

(a) Represents the adjustments for the Ballantrae acquisition as if it had occurred as of July 31, 1997. The acquisition will be accounted for by the purchase method of accounting. Using the purchase method of accounting, the total purchase price will be allocated to tangible and intangible assets and liabilities of Ballantrae based upon the Company's estimates of their respective fair values at the date of the acquisition.

(b) Represents the sources and uses of cash in connection with the Transactions as follows:


                                                                      As of
                                                                  July 31, 1997
                                                                 ---------------
Estimated proceeds from the Offerings (net of underwriting
     discounts and commissions)...............................   $   182,550
Senior Credit Facility refinancing fee........................          (210)
Repayment of Power Investments Seller Notes...................        (8,300)
Repayment of World Note.......................................       (77,250)
Repayment of GM Acquisition Note..............................       (59,155)
Repayment of A&B Seller Notes.................................        (3,500)
Repayment of Ballantrae Senior Bank Debt......................       (20,750)
Repayment of Ballantrae Subordinated Debt.....................        (9,250)
Other fees and expenses of the Offerings......................        (1,500)
                                                                 ---------------

Cash available for general corporate purposes.................   $     2,635
                                                                 ===============


(c) Represents the change in the deferred financing costs and related tax benefit with respect to the World Note as follows:


                                                                      As of
                                                                  July 31, 1997
                                                                 ---------------
Deferred financing costs related to the Offerings.............   $      4,000
Deferred financing costs related to the Senior Credit Facility
     refinancing..............................................            210
Write-off of World Note deferred financing costs as a result
     of early extinguishment..................................         (2,252)
                                                                 ---------------

                                                                 $      1,958
                                                                 ===============


(d) Details regarding the changes to long-term debt are as follows:

             Total long-term debt (historical)........................   $     363,261

             Ballantrae Senior Bank Debt..............................          20,750
             Ballantrae Subordinated Debt.............................          10,000
                                                                         -----------------

             Pro forma for Ballantrae Acquisition.....................         394,011
                                                                         -----------------

             Power Investments Seller Notes...........................          (8,300)
             World Note...............................................         (75,000)
             GM Acquisition...........................................         (59,155)
             A&B Seller Notes.........................................          (3,500)
             Ballantrae Senior Bank Debt..............................         (20,750)
             Ballantrae Subordinated Debt.............................          (9,250)
             Junior Subordinated Notes................................         (25,211)
                   % Senior Notes Due 2007............................         130,000
             8% Subordinated Debenture................................          17,942
                                                                         -----------------

             Adjusted for other Transactions..........................         (53,224)
                                                                         -----------------

             Pro forma for Transactions...............................   $     340,787
                                                                         =================


(e) Elimination of redeemable exchangeable preferred stock of subsidiary exchanged for the 8% Subordinated Debenture.

(f) Details regarding the changes to equity, exchange of equity, issuance of Common Stock and exchange of Junior Subordinated Notes are as follows:

Paid in capital (historical).......................................    $      10,194
Common Stock issued in Ballantrae acquisition......................           19,000
                                                                       ---------------

Pro forma for Ballantrae acquisition...............................           29,194
                                                                       ---------------

Equity Offering....................................................           55,800
Exchange of Junior Subordinated Notes..............................           25,211
Fees for Equity Offering...........................................             (750)
                                                                       ---------------

Adjusted from other transactions...................................           80,261
                                                                       ---------------

Pro forma for Transactions.........................................     $    109,455
                                                                       ===============


(g) Represents the extraordinary loss relating to the early extinguishment of the World Note net of taxes at a marginal rate of 40% and the deemed preferred dividend of subsidiary arising from the exchange of the redeemable exchangeable preferred stock of subsidiary as follows:


                                                                     As of
                                                                 July 31, 1997
                                                                 ---------------
Early extinguishment penalty on World Note....................   $    (2,250)
Write-off of World Note deferred financing costs as a result
     of early extinguishment..................................        (2,252)
Tax effect of early extinguishments...........................         1,801
Deemed dividend of preferred stock of subsidiary..............        (1,871)
                                                                 ---------------

Net charge to retained earnings (deficit).....................   $    (4,572)
                                                                 ===============


                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                       CONDITION AND RESULTS OF OPERATIONS

General

     The Company sells its products in the aftermarket and the OEM market, principally in North America and also in Europe, Latin America and Asia-Pacific. In addition to purchasing newly manufactured parts for use in new vehicle production, OEMs are also significant customers of the Company's aftermarket products. These aftermarket products are distributed through the OEMs' affiliated dealer networks.

     The aftermarket is highly fragmented and competitive. The Company believes that consolidation of aftermarket suppliers is occurring due, in part, to higher quality standards for remanufactured products, which may be more expensive or technically difficult for smaller remanufacturers to meet. The Company plans to continue to increase its penetration of the aftermarket through internal growth and strategic acquisitions.

     The demand for components in the OEM market is cyclical. The Company believes that opportunities for growth in the OEM market will come primarily through the introduction of new products and expansion of the Company's global operations. The Company believes that its aftermarket and OEM businesses are complementary and provide the Company with a competitive advantage in meeting customer needs and maintaining the high levels of expertise necessary to compete successfully in both markets. The high capability necessary to meet the stringent requirements for OEM technology and quality are transferable by the Company to its aftermarket operations.

     For 1997, the aftermarket accounted for approximately 45.2% of the Company's net sales and approximately 62.8% of the Company's EBITDA (as defined). Net sales and EBITDA attributable to the OEM market accounted for the remainder.

     The primary components of cost of goods sold in the Company's aftermarket business include the cost of cores and component parts, labor costs and overhead. While the availability and cost of cores fluctuate based on supply and demand, the Company's relationships with dealers and other customers have historically provided it with sufficient access to cores at favorable prices.

     The primary components of cost of goods sold in the Company's OEM business include material, labor and overhead. The Company's domestic OEM labor force is represented primarily by the UAW. In March 1997, the Company signed a new master agreement with the UAW. Wage and benefit increases under the new agreement generally follow the same pattern as the prior agreement and continue to track the wages and benefits paid by GM and, as a result, the Company will experience higher wage and benefit rates in future periods. In addition, grow-in provisions under the new agreement will require the Company to move lower wage and benefit employees to higher wage and benefit levels. Under provisions of the national agreement, the UAW and the Company have recently developed a special program of incentives for hourly employees who agree to leave the Company. The cost of this program is included in the restructuring charges for fiscal year 1997 described below. The Company is in the process of shifting OEM production to focus factories which the Company believes can reduce costs.

     Since the GM Acquisition, the Company has completed five strategic acquisitions, substantially increasing the Company's aftermarket operations, and entered into two international joint ventures. These acquisitions and joint ventures have broadened the Company's product line, expanded its remanufacturing capability, extended its participation in international markets and increased its penetration of the retail automotive parts channel. As a result of these acquisitions, joint ventures and the Company's focus on increasing its participation in the aftermarket, the Company's reliance on GM has declined since the Company's formation. Net sales to customers other than GM increased from 41.0% in fiscal year 1995 to 56.1% in fiscal year 1997.

     The portion of the Company's net sales derived from the aftermarket have increased significantly over the past two years, from approximately 19.2% in fiscal year 1995 to 45.2% in fiscal year 1997. For fiscal year 1997, GM accounted for approximately 43.7% of the Company's total net sales, of which 30.3% were to GM's OEM businesses and 13.4% were to GM SPO. Substantially all of the Company's fiscal year 1997 automotive OEM sales were to GM.

     In connection with the GM Acquisition, GM entered into long-term contracts (the "Supply Agreements") pursuant to which it has agreed to purchase from the Company 100% of its North American requirements for automotive starters (other than for Saturn and Geo) and 100% of its U.S. and Canadian requirements for heavy duty starters and alternators, in each case with respect to the Company's existing product line. In addition, GM has been designated as an exclusive distributor of a significant amount of the Company's automotive and heavy duty aftermarket products and has agreed to provide the Company with purchasing support, which enables it to obtain raw materials at competitive prices. GM's obligations to purchase the Company's automotive starters and heavy duty starters and alternators under the Supply Agreements are subject to such products remaining competitive as to price, technology and design. However, GM may not terminate the Supply Agreement for the Company's prices of automotive products for failing to be so competitive prior to July 31, 2001. The Supply Agreements will terminate (i) with respect to automotive products, on July 31, 2004 (except that GM's obligations with respect to automotive products introduced in 1996 and 1997 will terminate on July 31, 2006 and July 31, 2007, respectively), and (ii) with respect to heavy duty products, July 31, 2000. GM's obligations to distribute the Company's heavy duty aftermarket products terminate on July 31, 1998, and GM's obligations to distribute the Company's automotive aftermarket products terminate on July 31, 2009. See "Business--Customers." Although the Company expects that its automotive and heavy duty products will remain competitive throughout the term of the agreements with GM, there can be no assurance that GM will not develop alternative sources for such components and purchase some or all of its requirements from these sources prior to or following the expiration of the agreements. See "Risk Factors--Dependence on General Motors."

     In fiscal year 1997, the Company decided to restructure its OEM manufacturing operations, incurring a restructuring charge of $34.5 million and establishing a reserve for that amount. The Company's OEM business has seven principal manufacturing operations, two in Meridian, Mississippi and five in Anderson, Indiana. The Company has announced its intention to close its two facilities in Meridian, Mississippi by the end of the 1998 fiscal year, including one facility leased from GM at the time of the GM Acquisition. The balance of the Company's OEM facilities are located in Anderson, Indiana. Two of the Anderson facilities are leased from GM and will be vacated by the end of 1999. The Company is operating three new focus factories in Anderson and intends to begin operations in two additional focus factories by the end of 1999. This restructuring will provide a reduction of over 70% in square footage from the Company's existing plants to the focus factories due to streamlining of manufacturing processes, phasing out of certain manufacturing equipment and elimination of excess unutilized floor space or floor space used by GM in each of the existing facilities. The restructuring reserve does not include approximately $3 million in startup costs the Company expects to incur, based on its prior focus factory startups, in connection with the two additional focus factories.

     The restructuring plan included accelerating the Company's move to focus factories and closing the Company's operations in three old, vertically-integrated factories. These decisions resulted in the impairment of certain production assets with a carrying amount of $30.3 million, which the Company plans to dispose of. The Company has estimated the loss on disposal including related costs at $26.3 million. In addition, the Company has estimated a cost of $8.2 million for reducing its workforce through several transition programs related to the restructuring of the operations. The results of operations for the products which will be discontinued are not separately identifiable. The 1997 restructuring reserve is expected to be utilized throughout 1998 and 1999. In 1998, the Company expects to reduce the 1997 restructuring reserve balance to approximately $12.1 million through cash payments of $5.8 million and other charges of $16.6 million. The remaining balance is expected to be completely utilized in 1999 through cash payments of $4.5 million and other charges of $7.6 million. See "Risk Factors--Restructuring Charges; Net Losses."

     In fiscal year 1996, the Company decided to eliminate the production of certain parts and certain straight drive starter motors and offered a voluntary retirement transition program to certain eligible salaried employees resulting in the recognition of a restructuring charge of $8.1 million. The Company purchased new, more efficient equipment for use in the production of certain heavy duty alternators resulting in the impairment of certain production equipment with a carrying amount of approximately $5.2 million, which the Company plans to dispose of at an estimated loss of $4.4 million, including disposal costs. The retirement transition program, which was charged to operations for $3.7 million in 1996, was offered in conjunction with a similar plan offered by GM which allowed employees special additional benefits not typically provided upon retirement. These additional benefits included salaried payments for six months and future supplemental payments under the salaried retirement plan. Cost savings have been identified and realized in the decisions to eliminate specific parts and motors and implement the voluntary retirement transition program. The results of operations for the parts and straight drive starter motors for which production will be discontinued are not separately identifiable.

     In fiscal year 1996, cash payments of $1.7 million and other charges of $0.9 million reduced the outstanding balance of the restructuring reserves to $5.5 million as of July 31, 1996. In 1997, cash payments of $0.8 million and other charges of $1.8 million further reduce the outstanding balance to $2.9 million as of July 31, 1997. This remaining balance is expected to be completely utilized during 1998.

     The following table sets forth certain statement of operations data expressed as a percentage of sales:

                                                                               For the Year Ended July 31
                                                                      ----------------------------------------------
                                                                          1995             1996            1997
                                                                      -------------    -------------   -------------
Net sales........................................................         100.0%          100.0%           100.0%
Cost of goods sold...............................................          82.9            80.1             78.3
                                                                      -------------    -------------   -------------
Gross profit.....................................................          17.1            19.9             21.7
Selling, engineering and administrative expenses.................          10.7            12.2             12.9
Restructuring charges............................................            --             1.3              5.0
                                                                      -------------    -------------   -------------
Operating income.................................................           6.5             6.4              3.8
Other income (expense):
     Gain on sale of building....................................            --              --              0.3
     Interest expense............................................          (3.2)           (4.3)            (5.6)
                                                                      -------------    -------------   -------------
Income (loss) from continuing operations before minority interest, income taxes and preferred divided requirement of
     subsidiary..................................................           3.2             2.1             (1.6)
Minority interest................................................            --             0.0              0.1
Income taxes.....................................................           1.4             0.9             (0.4)
Preferred dividend requirement of subsidiary.....................           0.2             0.2              0.2
                                                                      -------------    -------------   -------------
Income (loss) from continuing operations.........................           1.6             0.9             (1.5)
Discontinued operations:
     Loss from operations of discontinued businesses
         (less applicable income tax benefit)....................           0.4             0.2              0.1
     Loss on disposal of businesses
         (less applicable income tax benefit)....................            --             1.4              0.1
Extraordinary item:
     Write-off of debt issuance costs (less applicable income tax
     benefit)....................................................            --              --              0.3
                                                                      -------------    -------------   -------------
Net income (loss)................................................           1.2%           (0.8)%           (2.0)%
                                                                      =============    =============   =============

Fiscal Year Ended July 31, 1997 Compared to Fiscal Year Ended July 31, 1996

     Net Sales. Net sales were $689.8 million for 1997, an increase of $52.9 million, or 8.3%, over the prior year. The increase resulted from the inclusion of the net sales of World Wide from its acquisition date and Power Investments for the entire 1997 fiscal year. These sales increases were partially offset by the absence in 1997 of orders for the initial stocking of stores that occurred when the Company added a new retail customer and one of its existing retail customers made significant acquisitions.

     Gross Profit. Gross profit was $149.6 million for 1997, an increase of $22.8 million, or 18.0%, over the prior year. As a percentage of net sales, gross profit increased to 21.7% for the year ended July 31, 1997 from 19.9% for the prior year. This increase was primarily attributable to the higher gross profit margins of the Power Investments Acquisition and the World Wide Acquisition as well as improved productivity and cost reductions in the Company's OEM operations. These profitability improvements and cost reductions represent the benefits from the restructuring actions begun in 1996 and were partially offset by start-up costs for the focus factories. The Company also launched a family of new gear reduction starters that initially generate lower margins than those of the mature straight drive starters. The continued replacement of the straight drive starter with the new gear reduction starter is expected to have a less adverse effect on gross profit margin in 1998.

     Selling, Engineering and Administrative Expenses. Selling, engineering and administrative ("SE&A") expenses were $89.1 million for 1997, an increase of $11.1 million, or 14.2%, over the prior year. As a percentage of net sales, SE&A expenses increased to 12.9% for 1997 from 12.2% during the prior year. The increase in SE&A expense as a percent of net sales resulted primarily from higher SE&A expense as a percent of net sales for the acquired companies, start-up costs for the focus factories and costs for information systems.

     Operating Income. Operating income was $26.0 million for 1997, a decrease of $14.7 million, or 36.2%, from the prior year. As a percent of net sales, operating income decreased to 3.8% for the year ended July 31, 1997 from 6.4% for the prior year. This decrease was attributable to the inclusion of $34.5 million of restructuring charges, as compared to restructuring charges of $8.1 million in 1996, as discussed above. Excluding the restructuring charges, operating income was 8.8% of sales in 1997 and 7.7% in 1996.

     Interest Expense. Interest expense was $38.8 million for 1997, an increase of $11.4 million, or 41.7%, over the prior year. The increase was due primarily to the additional debt incurred to finance acquisitions and increased borrowings to fund working capital requirements.

     Income Taxes. The Company had an income tax benefit of $3.0 million in 1997 as compared to income tax expense of $5.7 million for 1996. The tax benefit was 28.1% of the loss from continuing operations before tax in 1997, and the income tax expense was 43.1% of income from continuing operations before tax for the prior year. Due to continuing tax planning initiatives, the Company expects its effective tax rate to be approximately 38% in future years.

     Loss From Discontinued Operations. The after-tax loss from discontinued operations of $1.7 million for 1997 relates to the Company's plan to divest its large bore diesel remanufacturing operations and its marine operations. These operations were not part of the Company's core strategic focus. The loss reflects the direct costs of production and identifiable SE&A expense expected to be incurred by these businesses from the date the Company decided to dispose of them until the expected disposal date, and a loss on disposal of assets and an allocation of interest expense based on capital employed by the business.

     Net Income (Loss). As a result of the foregoing factors, the net loss was $14.3 million for 1997, compared to a loss of $4.8 million in the prior year. Excluding restructuring charges and loss on discontinued operations, the Company's net income for 1997 was $10.5 million and $10.7 million for 1996.

Fiscal Year Ended July 31, 1996 Compared to Fiscal Year Ended July 31, 1995

     Net Sales. Net sales were $636.9 million for 1996, an increase of $63.4 million, or 11.1%, over the prior year. The increase resulted from the inclusion of the net sales of the 1995 Acquisitions for the entire 1996 fiscal year and the net sales of the Power Investments Acquisition for the last six months of the 1996 fiscal year. Sales increases from these newly-acquired subsidiaries were partially offset by decreased sales to GM as a result of certain work actions at GM, GM's high inventory levels at the beginning of 1996, and an industry-wide softening of OEM heavy duty truck production.

     Gross Profit. Gross profit was $126.8 million for 1996, an increase of $28.6 million, or 29.1%, over the prior year. As a percentage of net sales, gross profit increased to 19.9% for the year ended July 31, 1996 from 17.1% for the prior year. This increase was attributable primarily to the higher gross profit margins of the businesses acquired as well as improved productivity and cost reductions in the OEM operations. These benefits were partially offset by decreased sales to GM which negatively affected gross profit margins at certain of the Company's OEM operations.

     Selling, Engineering and Administrative Expenses. SE&A expenses were $78.0 million for 1996, an increase of $16.8 million, or 27.4%, over the prior year. As a percentage of net sales, SE&A expenses increased to 12.2% for 1996 from 10.7% during the prior year. The increase in SE&A expenses as a percent of net sales reflects the relatively higher SE&A expenses the acquired businesses incurred in order to service the aftermarket.

     Operating Income. Operating income was $40.7 million for 1996, an increase of $3.7 million, or 9.9%, over the prior year. As a percentage of net sales, operating income decreased slightly to 6.4% for the year ended July 31, 1996 from 6.5% for the prior year. This decrease was attributable to the inclusion of restructuring charges of $8.1 million, as discussed above. Excluding the restructuring charges, operating income was 7.7% of sales in 1996.

     Interest Expense. Interest expense was $27.4 million for 1996, an increase of $8.9 million, or 48.5% over the prior year. The increase was due primarily to the additional debt incurred to finance acquisitions and increased borrowings to fund working capital requirements.

     Income Taxes. Income taxes were $5.7 million for 1996, a decrease of $2.1 million from the prior year. The Company's effective tax rate was 43.1% for 1996 and 42.3% for the prior year. The increase in the effective tax rate was due, in part, to the inclusion of Power Investments and higher tax rates in foreign operations.

     Loss From Discontinued Operations. The after-tax loss from discontinued operations of $10.6 million for 1996 relates principally to the Company's Powder Metal Forge ("PMF") business. PMF manufactures products that are not part of the Company's core business. This loss reflects the direct costs of production and identifiable SE&A expense incurred by the PMF business, and estimated losses from operations during a transition period from the date the Company decided to dispose of PMF until production is relocated to the seller's facility, as well as a loss on disposal of assets and an allocation of interest expense based on capital employed by the business.

     Net Income (Loss). Net loss was $4.8 million for 1996, an earnings decrease of $11.8 million from the prior year. The decrease in net income was attributable to the restructuring charges and the loss on discontinued operations discussed above. Excluding loss from discounted operations and restructuring charges, net income was $10.7 million in 1996.

Quarterly Results of Operations

     The following table sets forth, for the periods shown, certain statements of operations data for the Company (in millions):

                                       Fiscal 1996 Quarter Ended                   Fiscal 1997 Quarter Ended
                                   ----------------------------------          ----------------------------------
                               Oct. 31     Jan. 31   April 30    July 31    Oct. 31    Jan. 31   April 30    July 31
                               -------     -------   --------    -------    -------    -------   --------    -------
Net sales..................    $ 156.7    $  147.8   $  164.5   $  167.9   $  167.6   $  164.9   $  180.4   $  176.9
Gross profit...............       31.1        28.3       34.1       33.4       38.8       32.0       38.4       40.2
SE&A.......................       17.8        17.5       21.4       21.3       24.1       20.4       23.3       21.3
Restructuring charges......       --          --         --          8.1       --         --         --         34.5
Operating income...........       13.3        10.8       12.6        4.0       14.7       11.6       15.1      (15.4)
EBITDA.....................       17.9        15.5       17.4       21.3       22.6       18.6       21.9       24.2

     The following table sets forth, for the periods shown, certain statement of operations data for the Company, expressed as a percent of sales:

                                      Fiscal 1996 Quarter Ended                   Fiscal 1997 Quarter Ended
                                  ----------------------------------          ----------------------------------
                               Oct. 31    Jan. 31   April 30    July 31    Oct. 31    Jan. 31   April 30    July 31
                               -------    -------   --------    -------    -------    -------   --------    -------
Net sales.................      100.0%     100.0%     100.0%     100.0%     100.0%     100.0%     100.0%     100.0%
Gross profit..............       19.8%      19.1%      20.7%      19.9%      23.2%      19.4%      21.3%      22.7%
SE&A......................       11.4%      11.8%      13.0%      12.7%      14.4%      12.3%      12.9%      12.0%
Restructuring charges.....          --         --         --       4.8%         --         --         --      19.5%
Operating income..........        8.5%       7.3%       7.7%       2.4%       8.8%       7.0%       8.4%     (8.7)%
EBITDA....................       11.4%      10.5%      10.6%      12.7%      13.5%      11.3%      12.1%      13.7%

Liquidity and Capital Resources

     The Company's liquidity needs include required debt service, working capital needs and the funding of capital expenditures. The Company does not currently have any significant maturities of long-term debt prior to 2006 other than the Senior Credit Facility, any potential payments under the GM Contingent Note and the 8% Subordinated Debenture. See "Description of Indebtedness." The Company anticipates temporary additional working capital requirements for increased inventories at its existing facilities in connection with the relocation to focus factories.

     The Company estimates that net proceeds from the Offerings will be approximately $181.1 million, net of fees and related costs and assuming no exercise of the over-allotment option in the Equity Offering. The net proceeds will be used to repay (i) the World Note with a principal amount of $75.0 million at a price equal to 103% of the principal amount, (ii) the GM Acquisition Note of $59.2 million, (iii) the Power Investments Seller Notes and the A&B Seller Notes of in an aggregate of $11.8 million, (iv) the Ballantrae Senior Bank Debt of $20.8 million and (v) the Ballantrae Subordinated Debt of $9.3 million. Any accrued and unpaid interest on such indebtedness will also be repaid with the proceeds of the Offerings. See "Use of Proceeds."

     In connection with the Offerings, the Company will amend and restate its Senior Credit Facility to provide up to $180 million of revolving credit availability. Each of the Company's domestic operating subsidiaries will be parties to the Senior Credit Facility. The obligations under the Senior Credit Facility of each domestic operating subsidiary will be unconditionally guaranteed by each other domestic operating subsidiary and each of the Company and its domestic subsidiaries which are holding companies.

     Initially, the amount available to the Company for borrowing under the Senior Credit Facility (the "Commitment Amount") will be $180 million, all of which will be available for general corporate purposes including acquisitions (with a sub-limit for letters of credit equal to the lesser of the Commitment Amount at the time of issuance of a letter of credit and $30 million). Beginning with the thirteenth quarter following the date of the Senior Credit Facility, the Commitment Amount will decrease by $11.25 million at the end of each quarter through the twenty-eighth such quarter, at which time the Senior Credit Facility terminates. As of July 31, 1997, after giving pro forma effect to the Transactions, approximately $35.0 million in borrowings would have been outstanding under the Senior Credit Facility, together with approximately $11.6 million in outstanding stand-by letters of credit thereunder.

     Cash interest expense for 1995, 1996 and 1997 was $10.3 million, $19.5 million and $30.8 million, respectively. The portion of total interest represented by non-cash interest for the three years was $8.1 million, $7.9 million and $7.9 million for 1995, 1996 and 1997 respectively. Interest payments under the Company's indebtedness will continue to result in significant liquidity requirements for the Company. Following the Offerings, all of the Company's interest payments must be made in cash.

     The Company's capital expenditures were $31.9 million in 1997 and are expected to be $22.5 million in 1998. Planned capital expenditures consist primarily of new capacity to accommodate the introduction of several new products, including additional gear reduction starters for automotive applications and alternators with enhanced features for the medium and heavy duty truck market, as well as production equipment for the Company's new focus factories. Cost reduction programs account for a significant portion of planned capital expenditures and include upgrades in machinery technology, new quality standards and environmental compliance. The Company's ability to make capital expenditures is subject to certain restrictions under the Senior Credit Facility.

     The Company granted put/call options in connection with the acquisitions of Power Investments and World Wide that become exercisable in March 2001 for Power Investments and November 2000 for World Wide. The exercise prices of the put/call options are based on an earnings formula and cannot now be estimated. See "Company History."

     The Company's principal sources of cash to fund its liquidity needs will be net cash from operating activities and borrowings under the Senior Credit Facility. The Company's cash position increased to $10.0 million at year end 1997 compared to $3.4 million at year end 1996. Cash provided by operating activities was $22.5 million in 1997 as compared to cash used in operating activities of $684,000 in 1996. Non-cash items in 1997, including

$22.0 million of depreciation and amortization and the $32.9 million restructuring reserve, more than offset the Company's net loss and increased working capital requirements. From July 31, 1996 to July 31, 1997, the Company's inventory increased by $40.8 million. The increase in inventory was attributable primarily to the Company's expanding aftermarket business, including inventory associated with the World Wide acquisition as well as higher levels of finished goods inventory required to service aftermarket customers. Cash used in investing activities of $74.1 million in 1997 was composed of $42.2 million for the acquisition of World Wide and $31.9 million of capital expenditures. Cash provided by financing activities in 1997 was $57.8 million, as debt issuances exceeded debt repayments. The components of net cash from operating activities are detailed in the Consolidated Financial Statements and related notes.

     Under the terms of the GM Acquisition, GM retained the liability for post-retirement benefits earned by the Company's employees while employed by GM. In addition, GM retained the liability for post-retirement benefits for all of the Company's employees that return to GM pursuant to contractual arrangements at the time of the GM Acquisition. Since relatively senior employees have returned to GM and have been replaced by the Company with employees who have later retirement dates, the Company's actual cash expenditures for post-retirement benefits will be significantly less than the amount recorded as an expense over the next ten years. The excess of the amount accrued over the cash paid for post-retirement benefits during 1995, 1996 and 1997 was $4.4 million, $3.8 million and $4.5 million, respectively.

     The Company believes that cash generated from operations, together with the amounts available under the Senior Credit Facility, will be adequate to meet its debt service requirements, capital expenditures and working capital needs for at least the next twelve months, although no assurance can be given in this regard. The Company's future operating performance and ability to extend or refinance its indebtedness will be dependent on future economic conditions and financial, business and other factors that are beyond the Company's control.

Seasonality

     The Company's business is moderately seasonal, as its major OEM customers historically have one- to two-week summer shutdowns of operations during July. In addition, the Company typically has shut down its own operations for one week each July, depending on backlog, scheduled maintenance and inventory buffers, as well as an additional week during the December holidays. Consequently, the Company's second and fourth quarter results reflect the effects of these shutdowns.

Effects of Inflation

     The Company believes that the relatively moderate inflation over the last few years has not had a significant impact on the Company's revenues or profitability and that it has been able to offset the effects of inflation by increasing prices or by realizing improvements in operating efficiency. The Company has provisions in many of its contracts which provide for the pass through of fluctuations in the price of certain raw materials, such as copper and aluminum.

Foreign Sales

     Approximately 15.9%, 12.4% and 21.1% of the Company's 1995, 1996 and 1997 net sales, respectively, were derived from sales made to customers in foreign countries. Because of these foreign sales, the Company's business is subject to the risks of doing business abroad, including currency exchange rate fluctuations, limits on repatriation of funds, compliance with foreign laws and other economic and political uncertainties.

Accounting Pronouncements

     For a discussion of pending accounting pronouncements that may affect the Company, see Note 2 to the Consolidated Financial Statements included elsewhere in this Prospectus.

                                   BUSINESS

General

     The Company designs, manufactures, remanufactures and distributes electrical, powertrain/drivetrain and related components for automobiles and light trucks, medium and heavy duty trucks and other heavy duty vehicles. The Company's products include starter motors ("starters"), alternators, engines, transmissions, traction control systems and fuel systems. The Company serves the aftermarket and the original equipment manufacturer ("OEM") market, principally in North America as well as in Europe, Latin America and Asia-Pacific. Net sales and EBITDA (as defined) for fiscal year 1997 were $689.8 million and $87.3 million, respectively. For the same period, the aftermarket accounted for approximately 45.2% of the Company's net sales and 62.8% of EBITDA, with the OEM market accounting for the balance.

     The Company believes that it is the largest manufacturer and remanufacturer in North America of (i) starters for automobiles and light trucks (including sport-utility vehicles, minivans and pickup trucks) and (ii) starters and alternators for medium and heavy duty vehicles. The Company's products are principally sold or distributed to OEMs for both original equipment manufacture and aftermarket operations, as well as to warehouse distributors and retail automotive parts chains. Major customers include General Motors ("GM"), General Motors Service Parts Operations ("GM SPO"), Navistar, Caterpillar, Freightliner, PACCAR, Auto Zone, Cummins, Western Auto, Ford, Detroit Diesel, Volvo Trucks, Mack, Pep Boys, Advance Auto and O'Reilly Automotive.

     The Company sells its products principally under the "Delco Remy" brand name and other major brand names worldwide. In connection with the GM Acquisition (as defined), the Company obtained perpetual rights to the "Delco Remy" brand name, which was first used in 1918. The Company also received the right to use "Delco Remy" as a corporate name until 2004 and the "Remy" name in perpetuity. In addition, GM entered into a long-term contract to purchase from the Company substantially all of its North American requirements for automotive starters and its U.S. and Canadian requirements for heavy duty starters and alternators. GM also entered into a distribution agreement to sell the Company's aftermarket products through the GM SPO distribution system. See "Business--Customers."

     Citicorp Venture Capital Ltd. ("CVC") and Harold K. Sperlich, former president of Chrysler Corporation, together with a subsidiary of MascoTech Inc. ("MascoTech") and certain senior management of the former Delco Remy Division of GM (the "Former GM Division"), formed the Company for the purpose of acquiring the assets of the automotive starter and the heavy duty starter and alternator businesses of the Former GM Division (the "GM Acquisition"). Upon consummation of the Offerings and the other Transactions, CVC, management of the Company and other existing stockholders of the Company will beneficially own approximately % of the Company's outstanding Common Stock ( % of the voting power), and will be able to control the Company and elect its Board of Directors.

     Since the GM Acquisition, the Company has completed five strategic acquisitions, substantially increasing the Company's aftermarket operations, and entered into two international joint ventures. The Company is also in the process of completing the strategic acquisition of Ballantrae, which will expand the Company's drivetrain product position. Through Ballantrae's wholly owned subsidiary, Tractech Inc. ("Tractech"), the Company will offer high quality traction control systems to heavy duty OEMs and the aftermarket. These acquisitions and joint ventures have broadened the Company's product line, expanded its remanufacturing capability, extended its participation in international markets and increased its penetration of the retail automotive parts channel. As a result of these acquisitions and joint ventures and the Company's focus on increasing its participation in the aftermarket, the Company's reliance on GM has declined since the Company's formation. Net sales to customers other than GM increased from 41.0% in fiscal year 1995 to 56.3% in fiscal year 1997.

     The Company's expanding aftermarket business benefits from the non-deferrable nature of the repairs for which many of the Company's products are used. Additionally, the Company's aftermarket business benefits from the design, manufacturing and technological expertise of the Company's OEM operations. This OEM expertise provides the Company with advantages over many of its aftermarket competitors. The Company believes that its participation in both OEM and aftermarket businesses and its diversified customer base reduce its exposure to the cyclicality of the automotive industry. The Company's growth strategy is designed to capitalize on its position as a consolidator in the large and highly fragmented remanufacturing aftermarket.

Growth Strategy

     The Company plans to continue to increase revenues and profitability of its aftermarket and OEM businesses through a strategy of internal growth and growth through acquisitions. Key elements of the Company's growth strategy include:

     Increasing Aftermarket Presence

     Strengthening Customer Relationships. The Company intends to increase its sales to new and existing customers by capitalizing on its balanced coverage of the key channels of aftermarket distribution and its competitive strengths as an OEM supplier. The Company plans to strengthen its customer relationships by (i) continuing to expand its product offerings, (ii) capitalizing on the expansion of the national automotive retail parts chains and warehouse distributors that are customers of the Company, (iii) meeting the increasing demands of OEMs and their dealer networks for high quality remanufactured units, which enable them to reduce warranty and extended service costs, and (iv) growing sales of existing and new product lines to OEM dealer networks as dealers continue to capture an increasing percentage of vehicle repairs, due to longer warranty and service programs and growing vehicle complexity. Additionally, with the recent acquisition of World Wide, the Company expanded its product line and now offers a full line of starters and alternators for domestic and import vehicles. The acquisition also has improved the Company's distribution capabilities, which now include a nationwide overnight delivery service.

     Consolidating the Fragmented Aftermarket. The portion of the aftermarket in which the Company participates is large and highly fragmented, with most participants being small, regional companies offering relatively narrow product lines. Although the Company believes that it is the largest manufacturer and remanufacturer of aftermarket starters and alternators in North America, its sales of these products account for less than 12% of this market. Consolidation of the aftermarket is occurring as many competitors are finding it difficult to meet the increasing quality, cost and service demands of customers, who, in turn, are seeking to rationalize their supplier base. With its OEM capabilities, remanufacturing expertise, full product line, greater access to "cores" and ability to capitalize on economies of scale, the Company is well positioned to benefit from the consolidation of the aftermarket.

     Expanding Globally

     The Company is expanding its international operations in order to (i) benefit from the trend toward international standardization of automotive and heavy duty vehicle platforms and (ii) participate in rapidly growing foreign markets. The Company has recently been awarded new business by GM, Volkswagen, Mercedes Benz, Ford and Caterpillar in Brazil; Opel in Europe; Daewoo Motors in India; and Mercedes Benz, Volvo Trucks, John Deere and Dina in Mexico. The Company intends to supply its existing OEM customers on a global basis as they expand their operations and require local supply of component parts that meet their demands for quality, technology, delivery and service. The Company believes that its global expansion will enable it to gain new international OEM customers who will also require local production of high quality products. In addition, the expansion of the Company's OEM business into international markets has provided the Company with the infrastructure necessary to develop an aftermarket presence in these countries. The Company has established manufacturing operations and strategic ventures in Hungary, Korea and Mexico, and plans to complete a strategic alliance in India and a joint venture in Brazil in fiscal year 1998. The acquisition of Ballantrae will provide the Company with a European manufacturing plant which has been in operation since 1983. Aided by this facility, Ballantrae has developed strong relationships with European customers for traction control systems, especially in the market for construction equipment.

     Introducing Technologically Advanced New Products

     As a Tier 1 OEM supplier, the Company continues to provide technologically advanced products by regularly updating and enhancing its product line. Since the GM Acquisition, the Company has (i) completed the introduction of a new family of gear reduction starters that will replace all straight drive starters in GM vehicles by the end of the 1998 model year and (ii) introduced several longer-life heavy duty alternators. The Company is also developing a small gear reduction starter specifically designed for application on world car platforms. These new products underscore the Company's commitment to developing state-of-the-art products that address the higher output, lower weight and increased durability requirements of OEM customers.

Operating Strategy

     The Company's operating strategy is designed to improve manufacturing efficiency, reduce costs and increase productivity while continuing to achieve the highest levels of product quality. Key elements of this operating strategy include:

     "Focus" Factories to Drive Manufacturing Excellence

     The Company is shifting its OEM production from old, vertically-integrated manufacturing plants to new, smaller and more efficient "focus" factories. The Company's focus factories generally produce one product line in a plant designed to facilitate lean manufacturing techniques. The Company has successfully launched three new focus factories since 1996. When the currently planned shift to focus factories is completed, the Company will occupy five focus factories and will have reduced its floor space for OEM production by more than 70%. The Company believes that the benefits of the focus factories include reduced overhead costs, enhanced productivity, increased product quality and lower inventories.

     Productivity Improvements

     In conjunction with its emphasis on focus factories, the Company continues to work with its local union representatives to establish best-in-class work practices, such as reducing the number of job classifications per focus factory and implementing team-based manufacturing processes. Since the GM Acquisition, employee productivity has increased by 33%. The Company's labor contract with the UAW (as defined) contains provisions that are expected to permit the Company to continue to achieve productivity improvements in the existing and new focus factories. The increased productivity achieved since the GM Acquisition is due primarily to continuous improvement initiatives and the significant number of employees who have exercised their contract rights to return ("flowback") to GM or to retire.

     Product Quality and Continuous Improvement

     In July 1997, the Company received the prestigious Supplier of the Year award from GM, an award given to fewer than 1% of all GM suppliers. The Company's commitment to product quality and continuous improvement is further evidenced by the QS9000 certification received by nine of its manufacturing and remanufacturing facilities in 1997. The Company expects that the remainder of its manufacturing and remanufacturing facilities will receive QS9000 certification by the end of fiscal year 1998. In addition, the Company's powertrain/drivetrain operations that remanufacture products for Ford have received the Q-1 rating, Ford's highest quality rating, and the Company is a Ford Authorized Remanufacturer ("Ford FAR") in five of the seven Canadian provinces. Global purchasing has further enhanced the Company's continuous improvement efforts. The Company is utilizing its international ventures to develop new, lower cost sources of materials and is consolidating its vendor base to fewer, more competitive suppliers.

Acquisition of Ballantrae

     Pursuant to the Ballantrae Acquisition Agreement, the Company will acquire all of the capital stock of Ballantrae in a merger of Ballantrae and a subsidiary of the Company in which Ballantrae will be the surviving corporation. The aggregate cost will be $49.2 million, subject to a working capital adjustment and including assumed debt. Ballantrae operates through two subsidiaries: Tractech, a leading producer of traction control systems for heavy duty OEMs and the aftermarket; and Kraftube, Inc., a tubing assembly business which sells products to compressor manufacturers for commercial air conditioners and refrigeration equipment. In fiscal year 1997, Tractech accounted for 70% of Ballantrae's $37.6 million of net sales. The Company will exchange shares of its Common Stock with a value (at the initial public offering price in the Equity Offering) of approximately $19 million for the equity of Ballantrae and will repay approximately $30 million of Ballantrae's debt. The Common Stock of the Company received by Ballantrae's existing stockholders in the merger will be subject to resale restrictions under applicable securities laws. The merger is expected to be completed at or prior to the consummation of the Offerings. The
Company will pay up to an aggregate of $        in respect of any dissenters'
rights exercised by existing stockholders of Ballantrae. Any damages which the Company may suffer which result from a breach of the Ballantrae Acquisition Agreement will be subject to a $10 million cap and the

Company will only be able to recover approximately    % and    % of its damages
from CVC and James R. Gerrity, respectively (in each case including their affiliates). The Company's acquisition of Ballantrae strengthens the Company's overall market position by (i) adding traction control systems to the Company's range of drivetrain products, (ii) increasing sales to existing heavy duty OEM customers and (iii) expanding the Company's customer base. The acquisition is expected to be completed at or prior to the consummation of the Offerings. See "Risk Factors--Acquisition of Ballantrae; Conflicts of Interest," "Company History" and "Certain Transactions."

Industry Overview

     In general, the Company's business is influenced by the underlying trends of the automotive industry. The Company's focus on expanding its remanufacturing capabilities, however, heightens the importance of the aftermarket.

     Aftermarket. The aftermarket consists of the production and sale of both new and remanufactured parts used in the maintenance and repair of automobiles, trucks and other vehicles. Remanufacturing is a process through which used components ("cores") are disassembled into their subcomponents, cleaned, inspected, tested, combined with new subcomponents and reassembled into finished products. A remanufactured product can be produced at lower cost than a comparable individually repaired unit due to effective salvage technology methods, high volume precision manufacturing techniques and rigorous inspection and testing procedures. The ability to procure cores is critical to the remanufacturing process. See "Business--Manufacturing and Facilities."

     Aftermarket parts are supplied principally through three distribution channels: (i) car and truck dealers that obtain parts either through an OEM parts organization (e.g., GM SPO, Ford Parts & Service, Chrysler Mopar, Navistar, etc.) or directly from an OEM-authorized remanufacturer; (ii) retail automotive parts chains and mass merchandisers; and (iii) wholesale distributors and jobbers who supply independent service stations, specialty and general repair shops, farm equipment dealers, car dealers and small retailers.

     The Company believes that the aftermarket has been and will continue to be impacted by the following trends: (i) the increasing number and average age of vehicles in use and the number of miles driven annually; (ii) the increasing demands of customers that their aftermarket suppliers meet high quality standards; (iii) the increasing use of remanufactured parts for OEM warranty and extended service programs; (iv) the growth and consolidation of large retail automotive parts chains; and (v) particularly with respect to many of the Company's products, the increasing engine output and durability demands related to the high temperatures at which engines operate.

     According to R. L. Polk, as of 1996, there were approximately 198 million cars and light trucks registered in the United States, as compared with 162 million cars and light trucks in 1986. The average age for cars and light trucks in 1996 was 8.5 years, as compared with an average car age of 7.9 years in 1986.

     The use of remanufactured components for warranty and extended service repairs has increased in recent years as OEMs have offered extended warranty and extended service coverage and dealers have begun to provide extended service plans and warranties on used vehicles. OEMs have sought to reduce warranty and extended service costs by using remanufactured components, which generally offer the same degree of quality and reliability as OEM products at a lower cost. This trend has resulted in aftermarket customers requiring higher quality standards for remanufactured products.

     Recently, large retail automotive parts chains offering a broad range of new and remanufactured products have experienced rapid growth at the expense of small, independent retail stores. The Company has significantly grown its sales to this channel and believes that further increasing its sales to retail chains offers a significant opportunity for growth. Retail chains generally prefer to deal with large, national suppliers capable of meeting their cost, quality, volume and service requirements. See "Business--Growth Strategy."

     OEM Market. The OEM market consists of the production and sale of new component parts for use in the manufacture of new vehicles. The OEM market includes two major classes of customers: (i) automobile and light truck manufacturers; and (ii) medium and heavy duty truck and engine manufacturers and other heavy duty vehicle manufacturers.

     The OEM market has been impacted by recent fundamental changes in the OEMs' sourcing strategies. OEMs are consolidating their supplier base, demanding that their suppliers provide technologically advanced product lines, greater systems engineering support and management capabilities, just-in-time sequenced delivery and lower system costs. As a result, each OEM has selected its own preferred suppliers. OEMs are increasingly requiring that their preferred suppliers establish global production capabilities to meet their needs as they expand internationally and increase platform standardization across multiple markets.

     OEMs continue to outsource component manufacturing of non-strategic parts. Outsourcing has taken place in response to competitive pressures on OEMs to improve quality and reduce capital outlays, production costs, overhead and inventory levels. In addition, OEMs are increasingly purchasing integrated systems from suppliers who provide the design, engineering, manufacturing and project management support for a complete package of integrated products. By purchasing complete systems, OEMs are able to shift design, engineering and product management to fewer and more capable suppliers. Integrated systems suppliers are generally able to design, manufacture and deliver components at a lower cost than the OEMs due to (i) their lower labor costs and other manufacturing efficiencies, (ii) their ability to spread research and development and engineering costs over products provided to multiple OEMs and
(iii) other economies of scale inherent in high volume manufacturing such as the ability to automate and leverage global purchasing capabilities.

Products

     Aftermarket. The Company's aftermarket product line includes a diverse array of remanufactured and new products sold as replacement parts under the "Delco Remy" brand name or under a private-label brand name specified by the OEM or the automotive parts retailer. The Company remanufactures parts for both domestic and imported vehicles.

     Products remanufactured by the Company include starters, alternators, engines, fuel injectors, injection pumps and turbo chargers (fuel systems), transmissions, torque converters, water pumps, rack and pinions, power steering pumps and gears and clutches. The Company also remanufactures subcomponents, such as automotive armatures, rotors and solenoids, as well as component parts shipped in bulk ("kits") for future assembly. These subcomponents are either used internally in the remanufacturing process by the Company or sold to outside customers.

     OEM. The Company's starters are used in all cars and trucks manufactured by GM in North America (except Saturn and Geo). The Company manufactures two types of starters: straight drive starters and gear reduction starters. Since the beginning of 1994, the Company has been transitioning its production line from straight drive starters to more technologically advanced gear reduction starters. For the 1997 model year, the Company's gear reduction starters were used on 44% of GM's North American automotive platforms (other than Saturn and Geo). The balance of GM North American automotive platforms (other than Saturn and Geo) will be converted to the Company's gear reduction starters by the end of the 1998 model year, at which time the Company expects to discontinue OEM production of straight drive starters. The Company's gear reduction starters are globally competitive and offer greater output at lower weight than comparable straight drive designs. For example, the Company's principal PG-260 gear reduction starter offers the highest power to mass ratio in the industry, producing the same power at 7.7 pounds as a comparable straight drive design weighing 13.6 pounds. The Company has begun development of a small gear reduction starter that will enable the Company to offer its OEM customers an application on their world car platforms. Reduced component weight is important to OEMs, as total vehicle weight is a critical factor in each OEM's ability to achieve federal Corporate Average Fuel Economy standards (CAFEs).

     The Company manufactures a full line of heavy duty starters and alternators for use primarily with large diesel engines. The Company's starters and alternators are specified as part of the standard electrical system by most North American heavy duty truck and engine manufacturers. The Company's starters cover a broad range of torque and speed requirements. The Company manufactures a full line of alternators, some of which utilize premium design features that yield increased durability and a longer service life. Certain of the Company's automotive starters are also currently being produced under technology licenses by manufacturers in China and India, and by the Company's joint ventures in Mexico and Korea.

     The Company has recently developed several new products for heavy duty applications, including a high output, premium heavy duty brushless alternator for high vibration applications; a new large frame alternator designed to meet the increasing demands in the upper power ranges of new heavy duty vehicles; and a small heavy duty alternator for use in low output, high durability and severe environmental applications, which the Company expects will be used principally for agricultural and construction vehicles. The Company's OEM customers and major truck fleet operators designate it as an electrical system supplier that provides value-added systems such as the "Road Gang." The Road Gang system includes a premium starter and brushless alternator produced by the Company and premium batteries produced by GM and offered by the Company under a long-term agreement with GM. Engineered as a package, these products provide increased performance, reliability and durability.

     Ballantrae's Tractech subsidiary produces traction control systems for use in construction, industrial and agricultural equipment and in medium duty trucks. The traction control systems business combines valuable product engineering skills with strong machining and fabrication capabilities to manufacture products with custom designed applications.

     Quality Standards. The Company is required to meet numerous quality standards in order to qualify as a supplier to major OEMs and their dealer networks, as well as certain automotive parts retailers. The Company has achieved significant recognition by its customers for its continuous commitment to quality. In July 1997, the Company received the prestigious Supplier of the Year award from GM, an award given to fewer than 1% of all GM suppliers. The Company's aftermarket operations that produce products for Ford have received the Q-1 rating, which is Ford's highest quality rating. Moreover, the Company is a Ford FAR in five of the seven Canadian provinces. The Company also has been awarded Navistar's highest quality rating for its engine remanufacturing operations. In addition, the Company has received quality awards from certain of its other customers, including Caterpillar, Cummins, OshKosh and Teledyne.

     Ford, Chrysler and GM have initiated quality standards (QS9000) applicable to suppliers such as the Company. International and domestic automobile and truck manufacturers developed the QS9000 standards to ensure that their suppliers meet consistent quality standards that can be independently audited. These quality standards, which are required by customers to be in place by December 1997, impose processes and procedures in addition to those in effect prior to December 1997. Management also believes that these standards may have the effect of accelerating consolidation in the remanufacturing industry, as smaller remanufacturers may be unable to meet or afford the cost of complying with these new quality standards. The Company has received QS9000 certification at nine of its manufacturing and remanufacturing facilities, and expects the balance to be certified by the end of fiscal 1998.

     Ballantrae's traction control systems unit has received several quality awards, has been designated a Caterpillar "Certified Supplier" in every year since 1985 and holds an ISO9002 certification.

     Engineering and Development. The Company's engineering staff works independently and with OEMs to design new products, improve performance and technical features of existing products and develop methods to lower manufacturing costs. The Company's engineering staff includes application engineers, manufacturing engineers and advanced engineers. Application engineers are assigned to various platforms or geographic regions to work directly with customers on product design changes and corrective actions. Manufacturing engineers are responsible for the planning, layout, design, equipment selection and global implementation of production capacity for the Company's domestic and foreign manufacturing facilities. Advanced engineers work in conjunction with the customer's forward planning or advanced powertrain engineers on product design and development for products with a five to ten year planning horizon.

     In support of its engineering efforts, the Company has formed technical alliances with a select number of engineering and technology firms to identify long-term engineering advances and opportunities. In January 1996, the Company entered into a joint development agreement with SatCon Technology Corporation with the goal of developing an alternator with substantially higher power output than the current generation of alternators. The Company has also formed technical alliances with EcoAir Corp. and Arthur D. Little to support the Company's advanced research and development of starters and alternators.

Customers

     Aftermarket. The Company's principal aftermarket customers include OEM dealer networks of GM, Navistar, Ford, Freightliner, Caterpillar and PACCAR and leading automotive parts retain chains such as Auto Zone, Western Auto, Pep Boys, Advance Auto, O'Reilly Automotive and Discount Auto. The Company's products are also used for warranty replacement under procedures established by certain of the Company's OEM customers.

     In connection with the GM Acquisition, the Company entered into a long-term agreement pursuant to which it designated GM, through GM SPO, as its exclusive distributor of "Delco Remy" brand remanufactured automotive and heavy duty starters and alternators within North America to specified customers, including certain GM dealers, direct GM accounts, certain warehouse distributors and, with respect to automotive products, certain retail chains. In consideration of its being granted the foregoing exclusive distribution rights, GM agreed to purchase from the Company 100% of its requirements for automotive starters and heavy duty starters and alternators for sale in the aftermarket and has further agreed not to sell any competitive products in the aftermarket channels specified above during the term of the distribution agreement. Sales to GM SPO under the distribution agreement accounted for approximately 24.2% of the Company's aftermarket 1997 pro forma net sales. With respect to heavy duty starters and alternators, the term of the current agreement will end on July 31, 1998. As to automotive starters, the agreement terminates on July 31, 2009. The agreement, with respect to either heavy duty or automotive products, may be terminated prior to the end of the applicable term (i) by mutual agreement of the parties,
(ii) by either party upon a material breach by the other party, (iii) by the Company if GM fails to achieve certain goals and objectives for reasons other than a general decline in the economy and (iv) by GM to the extent the Company fails to meet certain quality standards. See "Risk Factors--Dependence on General Motors."

     Ballantrae's traction control systems are offered on an aftermarket basis for sport utility vehicles ("SUV") through independent wholesale distributors for installation by the end user after the original vehicle purchase. Aftermarket sales represent approximately 25% of Tractech's total sales.

     OEM. The Company's principal customers in its OEM automotive business are GM's North American Operations and various GM International affiliates, who collectively accounted for substantially all of the Company's OEM 1997 pro forma automotive starter sales, approximately 54.7% of total OEM 1997 pro forma net sales and approximately 29.7% of total 1997 pro forma net sales. The GM International affiliates to which the Company sells products include GM Brazil, GM Holden (Australia), GM Mexico and Isuzu. Beginning with the 2001 model year, the Company will also sell products to GM Europe. Remy Korea, a joint venture in which the Company has a 50% interest, sells automotive starters using the Company's technology to Daewoo Motors, Kia Motors, Asia Motors and Ssangyong Motors. The Company will also sell automotive starters to Opel in Europe and, through its licensee, to Daewoo Motors in India.

     Principal customers of the Company's heavy duty OEM business include Navistar, Freightliner, Cummins, Caterpillar, PACCAR, Detroit Diesel, GM, Ford, Mack and Volvo Trucks, with the top ten customers accounting for approximately 59% of heavy duty pro forma net sales in 1997. The Company has long-term agreements, with terms typically ranging from three to five years, to supply starters and alternators to GM, Navistar, Freightliner, PACCAR, Cummins, Volvo Trucks and Mack. In addition, the Company is the specified supplier of heavy duty starters and alternators for trucks manufactured for several major North American truck fleet operators, including Penske Truck Leasing, Ryder System, Inc., Yellow Freight System and J.B. Hunt Transport.

     Pursuant to long-term supply agreements, GM has agreed to purchase from the Company 100% of its North American automotive starter requirements (other than Saturn and Geo) and 100% of its U.S. and Canadian requirements for heavy duty starters and alternators, in each case with respect to the Company's existing product line as of August 1994. GM's commitments to purchase such products from the Company in the future are subject, however, to the Company remaining competitive as to technology, design and price. Nonetheless, GM may not terminate the automotive starter supply agreement for failure of the Company to be price, technology or design competitive prior to July 31, 2001. GM's obligations to purchase automotive starters and heavy duty starters and alternators from the Company terminate on July 31, 2004 and 2000, respectively, except for automotive products released in 1996 and 1997, for which GM's obligation will terminate on July 31, 2006 and 2007, respectively. GM may cancel either agreement in the event that 35% of the Company's voting shares become owned, directly or indirectly, by another manufacturer of passenger cars or light trucks. During the term of the relevant supply agreement, GM has granted the Company the right to bid on starter and alternator supply contracts for GM's operations worldwide. See "Risk Factors--Dependence on GM."

     Ballantrae's principal customers for traction control systems include OEMs of construction, industrial and agricultural equipment and medium duty trucks. Ballantrae's principal traction control systems customers include Caterpillar, John Deere, Eaton, Dana, Rockwell and Clark Hurth.

     The Company employs its own direct sales force, which develops and maintains sales relationships with major North American truck fleet operators as well as its OEM customers worldwide. These sales efforts are supplemented by a network of field service engineers and product service engineers.

Manufacturing and Facilities

     Aftermarket. The Company's aftermarket business has operations located principally in 33 production facilities and seven warehouses in the United States and Canada.

     In its remanufacturing operations, the Company obtains used starters, alternators, engines and related components, commonly known as cores, which are sorted by make and model and either placed into immediate production or stored until needed. During remanufacturing, the cores are completely disassembled into their component parts. Components which can be incorporated into the remanufactured product are thoroughly cleaned, tested and refinished. All components subject to major wear as well as those which cannot be remanufactured are replaced by new components. The unit is then reassembled into a finished product. Inspection and testing are conducted at various stages of the remanufacturing process, and each finished product is inspected and tested on equipment designed to simulate performance under operating conditions.

     The majority of the cores remanufactured by the Company are obtained from customers in exchange for remanufactured units and are credited against the purchase prices of these units. When the Company has an insufficient number of components from salvageable cores, the Company's remanufacturing operations may purchase new parts from the Company's OEM operations. Core prices fluctuate on the basis of several economic factors, including market availability and demand and core prices then being paid by other remanufacturers and brokers.

     OEM. The Company's OEM business has seven principal manufacturing operations, two in Meridian, Mississippi and five in Anderson, Indiana. The Company has announced its intention to close its two facilities in Meridian, Mississippi by the end of the 1998 fiscal year, including one facility leased from GM at the time of the GM Acquisition. The balance of the Company's OEM facilities are located in Anderson, Indiana. Two of the Anderson facilities are leased from GM and will be vacated by the end of 1999. The Company is operating three new focus factories and intends to have a total of five in operation by the end of 1999. This restructuring will provide a reduction of over 70% in square footage from the Company's existing plants to the focus factories due to streamlining of manufacturing processes, phasing out of certain manufacturing equipment and elimination of excess unutilized floor space or floor space used by GM in each of the existing facilities. The restructuring reserve does not include the startup costs the Company expects, based on its three prior focus factory startups, to incur in connection with the two new focus factories.

     The manufacturing process of the focus plants varies significantly from the traditional process flow of existing plants. The Company utilizes a flexible cell-based manufacturing approach to the production of all new and/or re-engineered product lines within the focus plants as contrasted with the existing vertically integrated, primarily synchronous process used in traditional factories. The cell-based manufacturing system provides flexibility by allowing efficient changes to the number of operations each operator performs and is capable of both low- and high-volume production runs. When compared to the more traditional, less flexible assembly line process, cell manufacturing allows the Company to match its production output better to customers' requirements while reducing required inventory levels and improving quality.

     The Company's focus plants generally produce one product line in a plant design based on cell-based, semi-automated manufacturing utilizing kaizen techniques. The focus plant process creates a team-based environment of involved workers who better understand and control the manufacturing process. In addition, the Company has worked with the Company's unions to reduce the number of job classifications so that workers can be shifted among various work areas as production demands dictate. The Company is presently expanding lean manufacturing techniques to its aftermarket facilities.

     Ballantrae's traction control systems manufacturing facilities are located in the Detroit suburb of Warren, Michigan, and in Sligo, Ireland. These facilities have used cellular manufacturing for more than seven years.

     The Company utilizes frequent communication meetings at all levels of manufacturing to provide training and instruction as well as to assure a cohesive, focused effort toward common goals. The Company encourages employee involvement in all production activity and views such involvement as a key element toward the success of the Company.

Competition

     Aftermarket. The aftermarket is highly fragmented and competitive. Competition is based primarily on quality of products, service, delivery, technical support and price. The Company's principal aftermarket competitors include Arrow, Automotive Parts Exchange (APE), Champion, Genuine Parts (Rayloc), Motorcar Parts & Accessories (MPA), Prestolite and Unit Parts.

     OEM. The automotive parts market is highly competitive. Competition is based primarily on quality of products, service, delivery, technical support and price. Most OEMs source parts from one or two suppliers. The Company competes with a number of companies who supply automobile manufacturers throughout the world. In the North American automotive market, the Company's principal competitors include Nippondenso, Valeo, Mitsubishi and Bosch. GM purchases automotive starters from the Company pursuant to its long-term supply agreement with the Company. See "Business--Customers." Chrysler has eliminated production of its own starters and currently purchases starters from independent suppliers. Ford continues to produce certain parts for the majority of its domestic and international applications and purchases the remainder from independent suppliers.

     The heavy duty parts market is characterized by one or two dominant suppliers in each major geographic region of the world. No competitor has a substantial share in all regions. In the North American heavy duty market, where the Company is the largest manufacturer, the Company's principal competitors include Prestolite, Nippondenso and Bosch.

Employees

     As of July 31, 1997, the Company employed 4,949 people, 848 of whom were in management, engineering, supervision and administration and 4,101 of whom were hourly employees. Of the Company's hourly employees, 1,969 are represented by unions. In the United States, 1,485 of the Company's hourly workers are represented by the UAW under an agreement between the Company and the UAW, the applicable provisions of which were assumed by the Company in connection with the GM Acquisition. The Company and the UAW agreed to a new master agreement in March 1997 when the agreement that had been assumed by the Company expired. Wage and benefit increases under the new contract generally follow the same pattern of the prior agreement and continue to track the wages and benefits paid by GM and, as a result, the Company will experience higher labor costs in the future. In addition, grow-in provisions under the new agreement will require the Company to move lower wage and benefit employees to higher wage and benefit levels. There can be no assurance that the Company will be able to effect cost reductions or productivity improvements to offset such increased wage and benefit levels or that the Company's labor costs will not increase significantly, in which case the Company's competitive position and results of operations would be adversely affected. The agreement between the UAW and the Company expires on September 14, 2000 which will require negotiation of new agreements.

     As of July 31, 1997, 141 of the Company's 459 Canadian employees were represented by the Canadian Auto Workers and 97 were represented by the Metallurgists Unis d'Amerique. The agreements with these unions expire on November 8, 1999 and September 30, 1998, respectively, which will require negotiation of new agreements.

     As of July 31, 1997, approximately 246 of Autovill's 366 employees were affiliated with the Hungarian Steel Industry Workers Union. The agreement was signed July 17, 1996 and is perpetual, subject to termination upon three months' notice from either party.

     The Company's other facilities are primarily non-union. The Company is unaware of any current efforts to organize. There can be no assurance that there will not be any labor union efforts to organize employees at facilities that are not currently unionized.

     Since the GM Acquisition, the Company has not experienced any organized work stoppages. There can be no assurance, however, that any actions taken by the Company, including the current restructurings, will not adversely affect the Company's relations with its employees. At the present time, the Company believes that its relations with its employees are good. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--General."

Patents, Trademarks and Licenses

     Pursuant to a Trademark Agreement between the Company and GM, GM has granted the Company an exclusive license to use the "Delco Remy" trademark on and in connection with automotive starters and heavy duty starters and alternators until July 31, 2004, extendible indefinitely at the Company's option upon payment of a fixed $100,000 annual licensing fee to GM. The Company has also been granted a perpetual, royalty-free license to use the "Remy" trademark. The "Delco Remy" and "Remy" trademarks are registered in the United States, Canada and Mexico and in most major markets worldwide. GM has agreed with the Company that, upon the Company's request, GM will register the trademarks in any jurisdiction where they are not currently registered.

     The Company has also been granted an exclusive license to use the "Delco Remy" name as a tradename and corporate name worldwide until July 31, 2004 pursuant to a Tradename License Agreement between the Company and GM. In addition, GM has granted the Company a perpetual license to use the "Remy" name as a tradename and corporate name worldwide.

     The Company owns and has obtained licenses to various domestic and foreign patents and patent applications related to its products and processes. The patents expire at various times over the next 16 years. While these patents and patent applications in the aggregate are important to the Company's competitive position, no single patent or patent application is material to the Company.

Raw Materials

     Principal raw materials for the Company's business include bare copper strap, insulated copper, aluminum castings, forgings, outer frames, nomex paper, steel coils, steel bars, copper tube, copper wire, flat steel, coil steel, bar steel, gray iron castings, ductile iron castings, copper cross-section coils, magnets, steel shafts, steel cores, steel wire and molding material. All materials are readily available from a number of suppliers, and management does not foresee any difficulty in obtaining adequate inventory supplies. The Company and GM have entered into a long-term worldwide purchasing support agreement that allows the Company to purchase copper wire and steel, which are used in the manufacture of starters sold to GM, at prices that the Company believes generally to be lower than those that would otherwise be obtainable by the Company. This agreement expires on July 31, 2004, or earlier, upon termination of the automotive and heavy duty supply OEM agreements between the Company and GM. The Company generally follows the North American industry practice of passing on to its customers the costs or benefits of fluctuation in copper and aluminum prices on an annual or semi-annual basis. See "Business--Customers."

Backlog

     The majority of the Company's products are not on a backlog status. They are produced from readily available materials and have a relatively short manufacturing cycle. For products supplied by outside suppliers, the Company generally purchases products from more than one source. The Company expects to be capable of handling the anticipated 1998 sales volumes.

Properties

     The world headquarters of the Company are located at 2902 Enterprise Drive, Anderson, Indiana 46013. The Company leases its headquarters.

     The following table sets forth certain information regarding manufacturing and certain other facilities operated by the Company as of August 31, 1997. The designation "F" indicates a focus plant. See "Business--Manufacturing and Facilities."

                                    OEM or                                    Approx.        Owned/Lease
         Location                 Aftermarket               Use               Sq. Ft.         Expiration
         --------                 -----------               ---              ---------      ------------
Anderson, IN                     Headquarters              Office               70,000           2000
Anderson, IN                          OEM              Manufacturing           597,000           2004
Anderson, IN                          OEM              Manufacturing           430,000           2004
Anderson, IN                        OEM(F)             Manufacturing           117,000           2001
Anderson, IN                        OEM(F)             Manufacturing            51,000           2001


                                    OEM or                                    Approx.        Owned/Lease
         Location                 Aftermarket               Use               Sq. Ft.         Expiration
         --------                 -----------               ---              ---------      ------------
Anderson, IN                        OEM(F)             Manufacturing            36,695           2006
Anderson, IN                        OEM                Manufacturing            33,500           2007
Anderson, IN                    OEM/Aftermarket           Testing               15,000           2001
Anderson, IN                      Aftermarket            Warehouse              20,220           2000
Anderson, IN                      Aftermarket            Warehouse              50,220           2000
Bay Springs, MS                   Aftermarket          Manufacturing            73,000           2003
Budapest, Hungary                 Aftermarket          Leased to 3rd Party      55,709          Owned
Chantilly, VA                     Aftermarket          Manufacturing           120,000           2014
Edmonton, Canada                  Aftermarket          Manufacturing           141,300          Owned
Etobicoke, Canada                 Aftermarket          Manufacturing           114,120           2002
Findlay, OH                       Aftermarket          Manufacturing             6,400          Owned
Franklin, IN                      Aftermarket          Manufacturing            48,400          Owned
Franklin, IN                      Aftermarket          Manufacturing            16,625          Owned
Franklin, IN                      Aftermarket          Manufacturing            15,580          Owned
Gallatin, TN                      Aftermarket          Manufacturing            20,000          Owned
Gallatin, TN                      Aftermarket          Manufacturing            20,000            *
Heidelberg, MS                    Aftermarket          Manufacturing            45,000           2003
Heidelberg, MS                    Aftermarket          Manufacturing             5,000           2003
Indianapolis, IN                  Aftermarket          Manufacturing             5,500           1999
Kaleva, MI                        Aftermarket          Manufacturing            82,000           2000
Mansfield, TX                     Aftermarket          Manufacturing            43,000           2000
Marion, MI                        Aftermarket          Manufacturing            59,400           2000
Memphis, TN                       Aftermarket            Warehouse               7,500           2002
Meridian, MS                      Aftermarket              Office                2,400           2003
Meridian, MS                      Aftermarket          Manufacturing            15,000           1998
Meridian, MS                          OEM              Manufacturing           319,000           2004
Meridian, MS                        OEM(F)             Manufacturing            68,000           2000
Meridian, MS                      Aftermarket          Manufacturing            12,000           2003
Mezokovesd, Hungary               Aftermarket          Manufacturing           175,598          Owned
Mezokovesd, Hungary               Aftermarket            Warehouse               8,612          Owned
Peru, IN                          Aftermarket          Manufacturing            30,000           2003
Peru, IN                          Aftermarket          Manufacturing            14,111           2003
Raleigh, MS                       Aftermarket          Manufacturing            43,000           2003
Raleigh, MS                       Aftermarket          Manufacturing            75,000           2003
Raleigh, MS                       Aftermarket          Manufacturing             8,000           Own
Reed City, MI                     Aftermarket          Manufacturing            92,000           2000
Reed City, MI                     Aftermarket          Manufacturing            34,000           2000
Reed City, MI                     Aftermarket          Manufacturing            26,000           2000
Reed City, MI                     Aftermarket            Warehouse               7,350           1999
Reed City, MI                   OEM/Aftermarket        Manufacturing            90,000         Owned**
                                                         and Office
San Luis Potosi, Mexico               OEM              Manufacturing            37,000           2001
Sligo, Ireland                  OEM/Aftermarket        Manufacturing            53,400          2018**
St. Laurent, Canada               Aftermarket            Warehouse              17,000           1997
Sylvarena, MS                     Aftermarket          Manufacturing             1,300            *
Taylorsville, MS                  Aftermarket          Manufacturing            27,000           2003
Toledo, OH                        Aftermarket          Manufacturing             4,500           2000
Toronto, Canada                   Aftermarket          Manufacturing            36,778           1997
Warren, MI                      OEM/Aftermarket        Manufacturing           100,049         Owned**
                                                         and Office

                                    OEM or                                    Approx.        Owned/Lease
         Location                 Aftermarket               Use               Sq. Ft.         Expiration
         --------                 -----------               ---              ---------      ------------


Winchester, VA                    Aftermarket            Warehouse              55,000           2000
Winchester, VA                    Aftermarket           Office/Whse             55,000           2000
Winnepeg, Canada                  Aftermarket          Manufacturing            38,000          Owned

------------------
*    Leased on a month-to-month basis.
**   Ballantrae facilities.

Legal Proceedings

     From time to time, the Company is party to various legal actions in the normal course of its business. The Company believes it is not currently party to any litigation that, if adversely determined, would have a material adverse effect on the Company's business, financial condition and results of operations.

Regulatory Matters

     The Company's facilities and operations are subject to a wide variety of federal, state, local and foreign environmental laws, regulations and ordinances, including those related to air emissions, wastewater discharges and chemical and hazardous waste management and disposal ("Environmental Laws"). The Company's operations also are governed by laws relating to workplace safety and worker health, primarily the Occupational Safety and Health Act, and foreign counterparts to such laws ("Employee Safety Laws"). The Company believes that its operations are in compliance in all material respects with current requirements under Environmental Laws and Employee Safety Laws, with the exception of certain matters of which the Company is aware, including: (i) failure to submit certain filings pursuant to the New Jersey Industrial Site Recovery Act ("ISRA") in connection with the closure of the Company's former Edison, New Jersey plant; (ii) air permits or registration requirements at certain facilities; and (iii) one isolated instance of noncompliance with import requirements of the Hazardous Materials Transportation Act (relating to shipment of lead-acid batteries) now under review by the United States Department of Transportation. The Company believes that any costs it may incur to resolve such matters will not be material. The nature of the Company's operations, however, exposes it to the risk of liabilities or claims with respect to environmental and worker health and safety matters. There can be no assurance that material costs will not be incurred in connection with such liabilities or claims.

     Based on the Company's experience to date, the Company believes that the future cost of compliance with existing environmental laws, regulations and ordinances (or liability for known environmental claims) will not have a material adverse effect on the Company's business, financial condition or results of operations. However, future events, such as changes in existing laws and regulations or their interpretation, may give rise to additional compliance costs or liabilities that could have a material adverse effect on the Company's business, financial condition or results of operations. Compliance with more stringent laws or regulations, as well as more vigorous enforcement policies of regulatory agencies or stricter or different interpretations of existing laws, may require additional expenditures by the Company that may be material.

     Certain Environmental Laws hold current owners or operators of land or businesses liable for their own and for previous owners' or operators' releases of hazardous or toxic substances, materials or wastes, pollutants or contaminants, including petroleum and petroleum products ("Hazardous Substances"). Because of its operations, the long history of industrial uses at some of its facilities, the operations of predecessor owners or operators of certain of the businesses, and the use, production and release of Hazardous Substances at these sites, the Company is affected by such liability provisions of Environmental Laws. Various of the Company's facilities have experienced some level of regulatory scrutiny in the past and are or may be subject to further regulatory inspections, future requests for investigation or liability for past disposal practices.

     During the environmental due diligence performed in connection with the GM Acquisition, GM and the Company identified certain on-site pre-closing environmental conditions including the presence of certain Hazardous Substances in the soil at the Company's Meridian, Mississippi property and in the soil and groundwater at the Company's Anderson, Indiana property. GM has reported the presence of these substances in the groundwater to the United States Environmental Protection Agency ("EPA") and the Indiana Department of

Environmental Management ("IDEM") and has notified residents who live downgradient of the affected GM properties. GM conducted further investigation, which included the sampling of the residents' water wells and the installation of an additional well offsite, and is working with EPA to resolve this issue. Based on the Company's experience to date, the terms of the indemnification in the GM Acquisition agreement and GM's continuing performance in responding to these conditions, the Company does not believe that it will expend material costs in responding to these on-site environmental conditions.

     In connection with its acquisition of facilities and businesses from GM, Nabco, A&B Group, Autovill, Power Investments, and World Wide, the Company obtained various indemnities for certain claims related to on-site and off-site environmental conditions and violations of Environmental Laws which arose prior to such acquisitions. The environmental indemnities are subject to certain deductibles, caps, cost sharing and time limitations depending on the nature and timing of the environmental claim.

     The Comprehensive Environmental Response, Compensation, and Liability Act, as amended by the Superfund Amendments and Reauthorization Act of 1986 ("CERCLA"), provides for responses to and joint and several liability for releases of certain Hazardous Substances into the environment. The Company has received requests for information or notifications of potential liability from EPA under CERCLA for certain off-site locations. The Company has not incurred any significant costs relating to these matters, and based on the existence of certain indemnification agreements from its predecessors and their assumption of liabilities to date and other legal defenses, believes that it will not incur material costs in the future in responding to conditions at these sites.

     The Company's Meridian, Mississippi facility has been designated by EPA as requiring no further action under CERCLA and has since been "delisted" from the Comprehensive Environmental Response, Compensation, and Liability Information System ("CERCLIS") (a list of sites which may require investigation or remediation under CERCLA). Although this does not assure that expenditures would not be required under other federal and/or state programs, as a result of the indemnifications in the GM Acquisition agreement, the Company does not believe that it will expend material costs for this site under the CERCLA program or for any other environmental conditions at this site.

     The Resource Conservation and Recovery Act ("RCRA") and the regulations thereunder and similar state counterparts to this law regulate hazardous wastes. The Company's Anderson, Indiana facilities were once part of a larger industrial complex owned and operated by GM (the "GM Complex"). Since 1990 (when owned by GM), the GM Complex has been undergoing corrective action under RCRA. In connection with the RCRA corrective action requirements, GM is required to investigate various solid waste management units ("SWMUs") and areas of concern ("AOCs") identified in the federal and state RCRA permits. Some of these SWMUs and AOCs are located on portions of the Anderson, Indiana properties leased by the Company from GM and certain SWMUs are used by the Company. The costs of responding to releases, if any, from those SWMUs used by the Company would presumptively be borne by the Company. To date, no claims for any such liability have been made, and GM continues to respond to EPA and IDEM with respect to the investigation of these AOCs and SWMUs. Subject to the terms and conditions of GM's environmental indemnity provided in connection with the GM Acquisition, GM is indemnifying the Company with respect to certain of these areas.

     One of the Company's facilities in Franklin, Indiana is undergoing a RCRA site investigation and clean-up of volatile organic compounds ("VOCs") in the soil and groundwater pursuant to an EPA Administrative Order on Consent ("EPA Order") issued to both Franklin Power Products, one of the subsidiaries of the Company, and Amphenol Corporation, a prior owner of the property. Pursuant to the EPA Order, Franklin Power Products and Amphenol Corporation have jointly submitted corrective measures studies which have been approved by EPA, and the parties expect to enter into a new EPA Administrator Order on Consent in the near future setting forth the selected remedy (including further investigation). Amphenol indemnified Franklin Power Products for certain liabilities associated with the EPA Order and Amphenol has satisfied and continues to satisfy the requirements of the EPA Order. Based on the Company's experience to date and the indemnities from Amphenol and the sellers of Franklin Power Products to the Company, the Company believes that future costs associated with this site will not have a material adverse effect on the Company's results of operations, business or financial condition.

     The Company's Marion, Michigan facility was listed on Michigan's state list of sites pursuant to the Michigan version of CERCLA (the "Michigan SCL") in 1993 because of suspected releases of Hazardous Substances, primarily volatile organic compounds (mineral spirits), to the soils and groundwater at the facility. An investigation conducted by Nabco prior to its acquisition by the Company determined that the levels of volatile organic compounds in the soils and groundwater are below the applicable state clean-up levels. Although the Company proposed no further action at this facility, the Michigan environmental authorities are requiring further investigation. Even if the Michigan environmental authorities were to require remedial action with respect to this site, the Company does not believe that it will expend material costs in connection with the conditions giving rise to this Michigan SCL.

                                  MANAGEMENT

Directors and Executive Officers

     The following table sets forth the name, age and position of each of the directors and senior officers of the Company. Each director of the Company will hold office until the next annual meeting of stockholders of the Company or until his successor has been elected and qualified. Officers of the Company and its subsidiaries serve at the discretion of their respective Boards of Directors.

                Name                     Age                                 Positions
                ----                     ---                                 ---------
Harold K. Sperlich (1)...........         67      Chairman of the Board of Directors

Thomas J. Snyder (2).............         53      President, Chief Operating Officer and Director

David L. Harbert.................         55      Executive Vice President and Chief Financial Officer

Susan E. Goldy...................         43      Vice President and General Counsel

Joseph P. Felicelli..............         51      Group Vice President, Aftermarket

M. Lawrence Parker...............         49      Senior Vice President, Quality & Heavy Duty Systems, Delco Remy
                                                  America

Richard L. Stanley...............         41      Senior Vice President, Automotive Systems Division, Delco Remy
                                                  America

Roderick English.................         45      Senior Vice President, Human Resources and Communications,
                                                  Delco Remy America

Thomas R. Jennett................         45      Senior Vice President and General Manager, Aftermarket Division

Patrick Mobouck..................         43      Vice President-Managing Director, Europe

John M. Mayfield.................         43      President of A&B Group

Nicholas J. Bozich...............         53      President of Nabco

J. Michael Jarvis................         53      President of Power Investments

Richard L. Keister...............         51      President of World Wide

Ralph E. McGee...................         59      President of Tractech

E.H. Billig (1)..................         70      Vice Chairman of the Board of Directors

Richard M. Cashin, Jr. (2).......         44      Director

James R. Gerrity (2).............         56      Director

Michael A. Delaney (1)...........         43      Director

Robert J. Schultz................         67      Director

------------------------
(1) Member of the Compensation Committee of the Board of Directors.
(2) Member of the Audit Committee of the Board of Directors.

     Harold K. Sperlich, Chairman of the Board of Directors. Mr. Sperlich has been Chairman of the Board of Directors since the Company's inception in 1994. Since retiring from Chrysler Corporation in 1988, having served as its President, Mr. Sperlich has served as a consultant to the automotive industry. Before joining Chrysler in 1977, Mr. Sperlich held several senior administrative and operating posts with Ford Motor Company.

     Thomas J. Snyder, President, Chief Operating Officer and Director. Mr. Snyder has been President and Chief Operating Officer since the Company's inception in 1994. From 1962 to 1994, Mr. Snyder held several aftermarket and OEM executive positions with the Delco Remy Division of GM, most recently as Product Manager, Heavy Duty Systems. He is a member of the board of St. John's Health Systems and a Director of CLARK Material Handling Company.

     David L. Harbert, Executive Vice President and Chief Financial Officer. Mr. Harbert has been the Executive Vice President and Chief Financial Officer of the Company since October 1994. Before joining the Company, Mr. Harbert was Senior Vice President and Chief Financial Officer of Applied Power Inc. since 1992 and, prior to that, served as Vice President and Chief Financial Officer of System Software, Inc. since 1990.

     Susan E. Goldy, Esquire, Vice President and General Counsel. Ms. Goldy has been Vice President and General Counsel since February 1997. Before joining the Company, she was an associate, and since 1993, was a partner in the law firm of Dechert Price & Rhoads.

     Joseph P. Felicelli, Group Vice President, Aftermarket. Mr. Felicelli has been Group Vice President since September 1997. Prior to joining the Company, Mr. Felicelli served in various management positions for Cooper Industries.

     M. Lawrence Parker, Sr. Vice President, Quality and Heavy Duty Systems, Delco Remy America. Mr. Parker has been the Senior Vice President, Quality and Heavy Duty Systems since June 1995 and, prior to that, was Senior Vice President, Quality and Customer Satisfaction beginning with the Company's inception in 1994. Before joining the Company, Mr. Parker served in a number of executive positions at Ford Motor Company since 1967 and at Chrysler Corporation since 1984, most recently as Director, Corporate Quality Programs since 1991.

     Richard L. Stanley, Sr. Vice President, Automotive Systems Division, Delco Remy America. Mr. Stanley has been Senior Vice President, Automotive Systems since the Company's inception in 1994. Mr. Stanley joined the Delco Remy Division of GM in 1978, serving most recently as Director of Customer Programs since 1992 and as European Chief Engineer since 1988.

     Roderick English, Sr. Vice President, Human Resources and Communications, Delco Remy America. Mr. English has been Senior Vice President of Human Resources and Communications since the Company's inception in 1994. Mr. English joined the Delco Remy Division of GM in 1976 and became Plant Manager of plant 17 in 1993. Prior to that, Mr. English served as Divisional Manager of Labor Relations since 1989.

     John M. Mayfield, President of A&B Group. Mr. Mayfield has been President of A&B Group since its acquisition by the Company in March 1995. Mr. Mayfield joined A&B Group in 1988 as Controller and became its Operations Director in 1991.

     Nicholas J. Bozich, President, Nabco. Mr. Bozich has been President of Nabco since March, 1997. Before joining the Company, Mr. Bozich was with General Motors for 34 years in various managerial positions, most recently with the Saturn Division.

     J. Michael Jarvis, President, Power Investments. Mr. Jarvis has been President of Power Investments since its formation in 1983.

     Richard L. Keister, President, World Wide. Mr. Keister has been President of World Wide since its formation in 1976.

     Ralph F. McGee, President, Tractech. Mr. McGee started as Sales and Marketing Manager of TracTech in 1968. He was appointed President in 1980, a position he has held since then except for two years when he served in corporate level development positions for Titan Wheel, Inc.

     Thomas R. Jennett, Senior Vice President and General Manager, Aftermarket Division. Mr. Jennett joined the Company in October 1996. Prior to such time he held various management positions with Prestolite Electric Inc. since 1974, including President of the Aftermarket Division and the Leece-Neville Heavy Duty Division.

     Patrick Mobouck, Vice President-Managing Director-Europe and Vice President. Mr. Mobouck has been Vice President and General Manager Europe since August 1997. He has also been Chairman of Autovill since August

1997. Before joining the Company, Mr. Mobouck was with Monroe Auto Equipment since 1988, most recently as Managing Director-Europe, Middle East and Africa.

     E.H. Billig, Vice Chairman of the Board of Directors. Mr. Billig has been Vice Chairman of the Board of Directors since the Company's inception in 1994. He was former President and Chief Operating Officer of MascoTech Automotive Systems Group, Inc., where he continues to serve as Vice Chairman. He is also a director of Emco Limited, Titan Wheel International, Inc. and OEA, Inc.

     Richard M. Cashin, Jr., Director. Mr. Cashin has been a director since the Company's inception in 1994. Mr. Cashin has been President since 1994, and a Managing Director for more than the past five years, of CVC. In addition, Mr. Cashin serves as a director of Levitz Furniture Incorporated and Titan Wheel International Inc.

     James R. Gerrity, Director. Mr. Gerrity has been a director since the Company's inception in 1994. From 1986 to 1993, Mr. Gerrity was President and a director of Dyneer Corporation. Mr. Gerrity currently is a director of Palomar Technologies Corporation, Wescor Graphics, Inc. and Ballantrae Corporation.

     Michael A. Delaney, Director. Mr. Delaney has been a director since the Company's inception in 1994. Mr. Delaney has been a Vice President of CVC since 1989. From 1986 through 1989, he was Vice President of Citicorp Mergers and Acquisitions. Mr. Delaney is also a director of Sybron Chemicals, Inc., CVC Holdings, JAC Holdings, CORT Business Services, Inc., Palomar Technologies, Inc., Enterprise Media Inc., FF Holdings Corporation, SC Processing, Inc., Triumph Holdings, Inc. and AmeriSource Health Corporation.

     Robert J. Schultz, Director. Mr. Schultz became a director in 1997. Mr. Schultz retired as Vice Chairman and a member of the Board of Directors of GM in 1993. Mr. Schultz joined GM in 1955 and served as Group Executive of Chevrolet-Pontiac-GM of Canada and General Manager of GM's Delco Electronic's Division. Mr. Schultz is also a member of the Board of Trustees of California Institute of Technology and a director of OEA, Inc. and Texco Communications.

Director Compensation and Arrangements*

     Any outside director of the Company is paid an annual fee of $       for
service as a director of the Company, plus an additional fee of $        for
attendance at each meeting of the Board of Directors in excess of      annually
and $         per telephonic meeting of the board of directors. [There are no fees paid for attendance at committee meetings.] Certain outside directors of the Company may also be entitled to receive stock options for Class A Common Stock pursuant to the stock option plan the Company intends to adopt prior to the consummation of the Offerings. See "Management--Stock Option Plan." CVC, certain members of management and other Existing Stockholders have entered into a Stockholders' Agreement whereby they have agreed to vote their shares in such a manner so as to elect the entire Board of Directors of the Company. See "Principal Stockholders--Stockholders' Agreement."

                                       54
---------------
*To be completed by amendment

Executive Compensation*

     The following table sets forth, for the fiscal year ending July 31, 1997, certain information regarding the cash compensation paid by the Company, as well as certain other compensation paid or accrued for such year, to each of the executive officers of the Company named below, in all capacities in which they served:

                                                                 Other Annual       All Other
  Name and Principal Position       Salary         Bonus         Compensation      Compensation
Harold K. Sperlich               $             $                                 $
Chairman of the Board

Thomas J. Snyder                 $             $                                 $
President and
Chief Operating Officer
                                 $             $                                 $

                                 $             $                                 $

                                 $             $                                 $

---------------------
*    Table to be completed by amendment.

     Stock Option Plan. The Company expects to adopt a stock option plan immediately prior to the consummation of the Offerings.

     401(k) Plan. The Company established the Salaried 401(k) Savings Plan (the "401(k) Plan") to allow eligible employees to help meet their long-term savings needs. Except for eligible employees who transferred to DRA directly from GM and began immediate participation, generally all employees who are compensated on a salaried basis are eligible to participate in the 401(k) Plan after completing six months of continuous employment. The 401(k) Plan is a defined contribution, tax-qualified plan under section 401(a) of the Internal Revenue Code of 1986, as amended (the "Code"), with employer and employee pre-tax contributions deductible by the Company for income tax purposes for the year contributed, and such contributions and earnings thereon are not taxable to employees until paid to them.

     An employee in the 401(k) Plan may elect to have from 1% to 15% of base salary contributed from pay to the 401(k) Plan on a pre-tax, after-tax, or combination of pre-tax and after-tax, basis, and receive a 25% matching contribution on the sum of the employee's pre-tax and after-tax contributions up to 6% of base salary. Except for certain GM employees who transferred employment to DRA, employees also receive a 1% of base salary contribution for their retiree medical care account under the 401(k) Plan. Under the Code, the total contributions allocated to an employee's accounts for a plan year cannot exceed the lesser of $30,000 or 25% of the employee's compensation, and the employee's pre-tax contributions are limited in a calendar year to $9,500 (subject to cost of living increases under the Code).

     Employees are immediately 100% vested in their 401(k) Plan benefits except for the matching and retiree medical care contributions, which vest after the earliest of five years of service, death, attaining age 65, or attaining an early retirement date under the Retirement Plan. Any forfeitures which may result under the 401(k) Plan are used to reduce future contributions of the companies. Employees generally may withdraw their vested benefits from the 401(k) Plan on termination of employment, retirement, or death, and may also under certain circumstances withdraw benefits while still employed (including certain financial hardship, plan loan and pre- and post-age 59 1/2, withdrawals). Until fully withdrawn, employees may direct the investment of their 401(k) Plan benefits among a broad range of investment funds.

     Retirement Plan. The Company established the Retirement Plan primarily to provide eligible employees with a monthly pension benefit after retirement for life. Except for eligible employees who transferred to DRA directly from GM and began immediate participation, generally all employees of the Company who are compensated on a salaried basis are eligible to participate in the Retirement Plan after completing one year of service and attaining age 21. The Retirement Plan is a defined benefit, tax-qualified plan under section 401(a) of the Code, and contributions to the Plan generally are deductible by the companies for income tax purposes for the year contributed, and benefits are not taxable to employees until paid.

     The standard retirement benefit under the Retirement Plan is a monthly, single life annuity starting at age 65, equal to 1.25% of an employee's average monthly pay multiplied by the employee's years of service with the companies. Average monthly pay is generally based on the employee's 60-consecutive month highest average base pay during the ten-year period before retirement. The benefit for certain long-service GM employees who transferred to DRA, however, is not less than $60 times their years of service with the Company. Under the Code the annual benefit provided by the Retirement Plan cannot exceed the lesser of $125,000 or 100% of compensation (subject to certain further limitations under the Retirement Plan and Code). Eligible employees generally may retire on or after age 55 with 10 years of service, with their monthly Retirement Plan benefit actuarially reduced if payment actually starts prior to age 62. Employees who terminate with less than five years of service forfeit any benefits which they may have accrued, and such forfeitures are used to offset future contributions otherwise required to fund the Plan. Certain death and disability benefits also may be paid under the Retirement Plan.

     Supplemental Executive Retirement Plan. The Company established and maintains the Supplemental Executive Retirement Plan ("SERP") to provide additional retirement benefits to a select group of management who experience reductions in their 401(k) Plan and Retirement Plan benefits due to limitations imposed by the Code. The SERP is a non-qualified deferred compensation "top hat" plan with a defined benefit formula, is generally exempt from most of the federal pension laws applicable to tax-qualified deferred compensation plans, and SERP benefits are unsecured and paid from the general assets of the companies when due. The Delco Remy International, Inc. Executive Benefit Committee selects the group of eligible management employees and the date as of which each individual may participate.

     The benefit under the SERP is 2% of the employee's final plan compensation multiplied by the employee's years of service with the companies, with such benefit not less than 25% nor more than 50% of such final plan compensation, payable in quarterly installments over five years. The employee's final plan compensation for this purpose generally is the employee's base compensation (subject to certain adjustments and limitations) which is in excess of the applicable compensation limit in effect under Code Section 401(a)(17) (currently $160,000). The SERP benefit generally is payable when a participant terminates employment after completing five years of service or dies. However, the SERP benefit may be forfeited under certain circumstances, including termination for cause or engaging in prohibited competition.

     The following table sets forth the estimated annual benefits payable upon retirement:*

            Remuneration                 Years of Service
-------------------------------   ---------------------------------------------













     Executive Incentive Plan. The Company's executives participate in an Executive Incentive Plan by which they are entitled to receive certain percentages of their base compensation as a bonus if a designated target or objective is met. Designated targets related to earnings and/or cash flow are set at the beginning of each year, based on the

--------------------------------
*   To be completed by amendment.

prior year's results. The Executive Incentive Plan provides that if a target is exceeded, then any bonus payable under the plan is commensurately increased, subject to a cap. The Company expects to continue the Executive Incentive Plan and has established a Compensation Committee made up of non-management directors who will fix the target objectives for each executive for each year.

Insurance and Indemnification

     The Company has obtained customary directors' and officers' insurance against certain liabilities such persons may incur on behalf of the Company. For a discussion of the limitations on liability of the Company's directors and the indemnification by the Company of such directors set forth in the Company's Restated Certificate of Incorporation, see "Description of Capital Stock--Limitation on Liability and Indemnification."

Employment Agreements

     The Company has entered into an Employment Agreement with Thomas J. Snyder which provides for his employment until 1999. Mr. Snyder receives an annual base
salary of $     *     . The agreement provides that the executive may not
engage in any business competitive with the Company while employed by the Company and for a period of one year thereafter.

Compensation Committee Interlocks and Insider Participation

     The Compensation Committee of the Board of Directors during fiscal year 1997 was composed of Messrs. Delaney, Sperlich and Billig. Upon completion of the Offerings, the Compensation Committee will be composed of the same individuals.

------------------
*To be completed by amendment

                             PRINCIPAL STOCKHOLDERS

     The following table sets forth information as of October 1, 1997 with respect to shares of each class of Common Stock beneficially owned by (i) each person or group that is known to the Company to be the beneficial owner of more than 5% of each class of outstanding Common Stock, (ii) each director and senior officer of the Company and (iii) all directors and senior officers of the Company as a group. Unless otherwise specified, all shares are directly held. Each share of Class A Common Stock is convertible into one share of Class B Common Stock, and each share of Class B Common Stock is convertible into one share of Class A Common Stock. See "Description of Capital Stock."

                              Class A Common Stock

                                                                              Percent of
                                                                             Class Before       Percent of Class
                                                          Amount of          Offerings and       After Offerings
                 Beneficial Owner                      Ownership(1)(2)      Transactions(1)    and Transactions(1)
                 ----------------                      ---------------      ---------------    -------------------
Citicorp Venture Capital Ltd.(3)..................                                 19.8%
399 Park Avenue
New York, NY  10043

MascoTech Automotive Systems Group, Inc...........                                 30.7
275 Rex Boulevard
Auburn Hills, MI 48326

World Equity Partners, L.P........................                                 17.0
399 Park Avenue
New York, NY  10043

Harold K. Sperlich(5).............................                                 10.2
Delco Remy International, Inc.
2902 Enterprise Drive
Anderson, IN  46013

Thomas J. Snyder..................................                                  5.1
Delco Remy International, Inc.
2902 Enterprise Drive
Anderson, IN  46013

James R. Gerrity(6)...............................                                  3.1

E.H. Billig(7)....................................                                  3.1

Richard M. Cashin, Jr.(8).........................                                  2.2

Michael A. Delaney................................                                  *

Robert J. Schultz.................................                                  *

All directors and senior officers as a group                                       36.2
(19 persons)......................................

*    Represents less than 1%.
(1) After giving effect to the Stock Split to be effected in connection with the Transactions; does not include shares of Class B Common Stock convertible into Class A Common Stock.
(2)  Includes        shares issuable upon exercise of the Warrants which are
     exercisable within 60 days of the stated date.
(3) CVC owns beneficially approximately 47.5% of the shares of Common Stock outstanding.
(4)  Represents Warrants to acquire Class A Common Stock.

(5) Held as trustee under agreement dated February 4, 1985, as amended, with Harold K. Sperlich, as Settlor.
(6)  Held as trustee under Living Trust dated March 16, 1990.
(7)  Held by The Billig Family Limited Partnership.
(8) Does not include shares beneficially held by CVC or World Equity Partners, L.P., which may be deemed to be beneficially owned by Messrs. Delaney and Cashin. Messrs. Delaney and Cashin disclaim beneficial ownership of shares held by CVC or World Equity Partners, L.P.

                             Class B Common Stock

                                                                                Amount of       Percent of
                                 Beneficial Owner                              Ownership(1)      Class(1)
                                 ----------------                              ------------     ----------
Citicorp Venture Capital Ltd.(2)..........................................                          86.5%
399 Park Avenue
New York, NY  10043

CCT Partners I, L.P.......................................................                          10.0
399 Park Avenue
New York, NY  10043

Michael A. Delaney(3).....................................................                           *

Richard M. Cashin, Jr.(3).................................................                           *

All directors and senior officers as a group                                                         *
(19 persons)(2)...........................................................

-----------------
*    Represents less than 1%.

(1) After giving effect to the Stock Split to be effected in connection with the Transactions; does not include shares of Class A Common Stock convertible into Class B Common Stock.
(2) CVC owns beneficially approximately 47.5% of the shares of Common Stock outstanding.
(3) Does not include shares held by CVC and CCT Partners I, L.P. which may be deemed to be beneficially owned by Messrs. Delaney and Cashin. Messrs. Delaney and Cashin disclaim beneficial ownership of such shares.

Stockholders' Agreement

     In connection with the GM Acquisition, certain stockholders of the Company, including CVC, World Equity Partners, L.P. ("WEP"), MascoTech Automotive Systems Group, Inc. ("MascoTech"), Harold K. Sperlich, James R. Gerrity and the individuals named therein as management investors (the "Management Investors") (collectively the "Investors"), entered into a Securities Purchase and Holders Agreement (the "Stockholders' Agreement") for a ten-year term containing certain agreements among such stockholders with respect to the capital stock and corporate governance of the Company. The following is a summary description of the principal terms of the Stockholders' Agreement and is subject to and qualified in its entirety by reference to the Stockholders' Agreement, which has been filed as an exhibit to the Registration Statement which includes this Prospectus.

     Pursuant to the Stockholders' Agreement, the Investors agreed to vote their shares in favor of the Board of Directors of the Company being composed of six to nine directors as follows: Harold K. Sperlich (so long as he continues to serve as chairman of the Board of Directors); one individual designated by MascoTech; two individuals designated by CVC; James R. Gerrity (so long as he continues to serve as an officer or a consultant to the Company); and Thomas J. Snyder (so long as he continues to serve as President of the Company and, when he ceases to serve in such office, his successor in such office). CVC also has the right to nominate up to 3 independent directors.

     If CVC elects not to nominate any such nominees, no other persons will be nominated or elected to such independent director positions. So long as CVC or its affiliates own at least 5% of the outstanding shares of the Company's Common Stock, CVC also has the right pursuant to the Stockholders' Agreement to designate two observers to attend meetings of the Company's Board of Directors and committees thereof. The Investors have agreed to vote their shares in favor of any proposal by CVC or MascoTech (a) to remove directors nominated by CVC or MascoTech or (b) to fill directorships vacated by directors nominated by CVC or MascoTech.

     Following the Equity Offering, the Investors will beneficially own over 50% of the outstanding shares of Class A Common Stock and, pursuant to the foregoing described provisions, will be able to elect the entire Board of Directors of the Company. The Stockholders' Agreement contains similar provisions regarding the control by the Investors of DRA and its Board of Directors.

     Each Investor has agreed in the Stockholders' Agreement not to vote in favor of any amendment or other modification to the Company's Restated Certificate of Incorporation or By-laws unless CVC votes in favor of such amendment or modification. CVC has agreed not to vote in favor of any such amendment that adversely affects MascoTech's right to designate one individual to the Company's Board of Directors.

     The Stockholders' Agreement contains certain provisions which restrict, with certain exceptions, the ability of the Investors from transferring any shares of Common Stock or warrants to purchase Common Stock unless such transfer is approved by Investors holding at least 40% of the outstanding Common Stock and otherwise complies with the terms of the Stockholders' Agreement. If the Board of Directors of the Company and holders of more than 50% of the shares of Common Stock then outstanding approve the sale of the Company (an "Approved Sale"), each Investor has agreed to consent to such sale and, if such sale includes the sale of stock, each Investor has agreed to sell all of such Investor's Common Stock on the terms and conditions approved by the Board of Directors and holders of a majority of the shares of Common Stock then outstanding. If the holders of at least 66% of the shares of Common Stock then outstanding approve the sale of the Company (a "Required Sale"), each Investor has agreed to consent to such sale and, if the sale is structured as a sale of stock, each Investor has agreed to sell all of such Investor's Common Stock on the terms and conditions approved by the holders of at least 66% of the shares of Common Stock then outstanding. CVC holds a right of first refusal to purchase MascoTech's shares in the event that MascoTech receives a bona fide offer to sell its shares. If CVC elects to purchase less than all of MascoTech's shares under CVC's right of first refusal, then the Company may be obligated to purchase the remainder of MascoTech's shares.

     The Stockholders' Agreement also provides for certain additional restrictions on transfer by Management Investors, including, subject to certain exemptions, the right of the Company to repurchase shares held by Management Investors upon termination of employment prior to July 31, 1999, at a formula price, and the grant of a right of first refusal in favor of the Company in the event a Management Investor elects to transfer such Management Investor's shares of Common Stock.

Registration Rights Agreement

     In connection with the GM Acquisition, the Company entered into a Registration Rights Agreement with the Investors covering all of the shares of Common Stock held by the Investors ("Registration Rights Agreement"). The following description of the Registration Rights Agreement is subject to and qualified in its entirety by reference to the Registration Rights Agreement, which has been filed as an exhibit to the Registration Statement which includes this Prospectus. CVC and, upon consummation of the Equity Offering, WEP and WEP's permitted transferees have been granted the right one or more times to require the Company to file one or more registration statements with the Securities and Exchange Commission (the "Commission") registering the shares held by them. The Investors have been granted the right, subject to certain restrictions, to require the Company to include shares held by the Investors in any registration statements filed by the Company with the Commission subject to certain limited exceptions. The Company has agreed to pay certain expenses relating to any registration of shares effected pursuant to the Registration Rights Agreement and to indemnify the Investors against certain liabilities in connection with any such registration.

Lock-Up Agreements

     In connection with the Equity Offering, the Investors and certain other stockholders have agreed, subject to certain exceptions, not to register for sale or offer, sell or transfer any shares of Common Stock for a period of 180 days after the date of the Equity Offering, without the prior written consent of
Morgan Stanley & Co. Incorporated. This agreement covers all of the      shares
of Common Stock held by the Investors and approximately       shares
of Common Stock held by other stockholders. See "Underwriters."

                              CERTAIN TRANSACTIONS

     CVC and James R. Gerrity, each of whom is an existing stockholder of the Company, beneficially own approximately 71.9% and 15.0% of Ballantrae's issued and outstanding common stock, on a fully-diluted basis, respectively, and 74.7% and 10.4% of Ballantrae's issued and outstanding preferred stock, respectively. The Ballantrae Acquisition Agreement provides that CVC and Mr. Gerrity and their
affiliates will receive in connection with the acquisition of Ballantrae     and
      additional shares of the Company's Common Stock, respectively, based on an
assumed offering price in the Equity Offering of $   per share of Class A Common
Stock (the "Merger Consideration"); however such stock will be subject to certain restrictions against transfer under applicable securities laws. The Company believes that the Ballantrae Acquisition Agreement and in particular the Merger Consideration to be received by CVC and Mr. Gerrity and their affiliates are commercially reasonable. The Company's Board of Directors has received a fairness opinion from Salomon Brothers Inc. Messrs. Delaney, Gerrity and Cashin, directors of the Company, have served as directors of Ballantrae since its formation in 1996. See "Company History," "Risk Factors--Acquisition of Ballantrae; Conflicts of Interest" and "Business--Acquisition of Ballantrae."

     The Company currently leases eight properties in Mississippi from entities controlled by family members of John M. Mayfield, President of A&B Group. These leases were entered into in connection with the acquisition of A&B Group by the Company in March 1995. All leases are triple net leases, five of which expire on March 31, 2003 and three of which expire on March 31, 2000, each subject to renewal. Aggregate annual rent payments for these leases for fiscal year 1997, not including tax and maintenance expenses constituting additional rent, equaled approximately $646,200.

     Mr. Richard L. Keister, President of World Wide, borrowed $90,000 from the Company to purchase 10,000 shares of Class A Common Stock from the Company in
May 1997. Interest on the loan accrues at a rate of    % and the loan is due
                  .

     In 1997, Mr. Nicholas J. Bozich, President of Nabco, borrowed $15,000 and $80,000 from the Company to purchase 1,500 shares of Class A Common Stock and to
purchase a home, respectively. Interest on the loans accrues at a rate of   %
and    %, respectively, and the loans are due in        and        ,
respectively.

     The Company will exchange the Junior Subordinated Notes for      shares
of the Company's Class A Common Stock. The Junior Subordinated Notes were issued in an aggregate principal amount of $18.2 million to CVC, certain employees and former employees of CVC and MascoTech in connection with the GM Acquisition. The exchange ratio will be based upon the initial public offering price of the Class A Common Stock of the Company for the Equity Offering less underwriting discounts and commissions.

                          DESCRIPTION OF CAPITAL STOCK

     The following description of the capital stock of the Company is subject to and qualified in its entirety by reference to the Company's Restated Certificate of Incorporation, which has been filed as an exhibit to the Registration Statement which includes this Prospectus.

     The Company may issue    ,000,000 shares of Common Stock, divided into two
classes consisting of    ,000,000 shares of Class A Common Stock, par value $.01
per share, and     ,000,000 shares of Class B Common Stock, par value $.01 per share.

     As of July 31, 1997, giving effect to the Transactions, there were
shares of Class A Common Stock outstanding, held of record by       holders, and
      shares of Class B Common Stock outstanding. In addition,      Warrants
to purchase      shares of Class A Common Stock were issued and outstanding
and      shares of Class A Common Stock were available to be issued pursuant to the stock option plan which the Company expects to adopt prior to the consummation of the Offerings.

Class A Common Stock

     Holders of Class A Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders and have no cumulative voting rights. Holders of Class A Common Stock do not have preemptive rights pursuant to the Restated Certificate of Incorporation. Holders of Class A Common

Stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Company's Board of Directors out of legally available funds therefor; provided, however, that if dividends are declared that are payable in shares of Class A Common Stock or Class B Common Stock, dividends must be declared which are payable at the same rate on each class of Common Stock and the dividends payable in shares of Class A Common Stock must be paid to holders of Class A Common Stock and the dividends payable in shares of Class B Common Stock must be paid to holders of Class B Common Stock. All outstanding shares of Class A Common Stock are fully-paid and nonassessable. Shares of Class A Common Stock are convertible at any time at the election of the holder thereof into shares of Class B Common Stock on a one-for-one basis.

     Upon liquidation, dissolution or winding up of the Company, holders of Class A Common Stock, together with holders of Class B Common Stock, are entitled to a pro rata share of the distribution of assets remaining after the payment of debts and expenses and after payment of the liquidation preference accorded to the holders of any preferred stock of the Company which may be issued in the future. Each share of Class A Common Stock has the same rights, privileges and preferences as every other share of Class A Common Stock.

Class B Common Stock

     The rights of holders of Class B Common Stock and holders of Class A Common Stock are identical and entitle the holders thereof to the same rights, privileges, benefits and notices, except as otherwise described herein. Holders of Class B Common Stock generally do not possess the right to vote on any matters to be voted upon by the stockholders of the Company, except as provided by law. Under Section 242(b)(2) of the Delaware General Corporation Law ("DGCL"), the holders of the Class B Common Stock shall be entitled to vote as a class upon any proposed amendment to the Company's Restated Certificate of Incorporation, if such amendment would increase or decrease the number of shares or the par value of the shares of such class, or alter or change the powers, preferences or special rights of the shares of such class so as to affect them adversely. Holders of Class B Common Stock may elect at any time to convert any and all of such shares into Class A Common Stock, on a share-for-share basis, to the extent the holder thereof is permitted pursuant to applicable law to hold the total number of shares of voting securities such holder would hold after giving effect to such conversion.

Warrants

     On July 31, 1994, the Company issued to WEP warrants to purchase from the
Company      shares of the Company's Class A Common Stock for an exercise price
of $.   per share (the "Warrants"). The Warrants can be exercised in whole or in part at any time prior to July 31, 2004. The exercise price and the number of shares of Common Stock issuable upon exercise are subject to adjustment upon the occurrence of certain events.

Dividends

     The holders of the Company's Class A Common Stock and Class B Common Stock are entitled to share ratably in dividends declared by the Board of Directors of the Company out of funds legally available therefor. The Company's ability to pay dividends is dependent on the ability of the Company's subsidiaries, including DRA, to pay dividends to the Company. The ability of the Company's subsidiaries to pay dividends and make other payments are subject to certain statutory, contractual and other restrictions. The terms of the Company's indebtedness, including the Senior Credit Facility, will restrict the payment of dividends by the Company. The Company does not expect to declare or pay cash dividends to holders of its Class A Common Stock or Class B Common Stock in the foreseeable future.

Delaware Anti-Takeover Law

     Section 203 of the DGCL provides, with certain exceptions, that a Delaware corporation may not engage in certain business combinations with a person or affiliate or associate of such person who is an "interested stockholder" for a period of three years from the date such person became an interested stockholder unless: (i) the transaction resulting in the acquiring person's becoming an interested stockholders, or the business combination, is approved by the board of directors of the corporation before the person becomes an interested stockholder; (ii) the interested stockholder acquires at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned (a) by persons who are directors and also officers and (b) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or (iii) on or after the date the person becomes an interested stockholder, the business combination is approved by the corporation's board of directors and by the holders of at least 66-2/3% of the corporation's outstanding voting stock at an annual or special meeting, excluding shares owned by the interested stockholders. An "interested stockholder" is defined as any person that is (x) the owner of 15% or more of the outstanding voting stock of the corporation or (y) an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock at any time within the three-year period immediately prior to the date on which it is sought to be determined whether such person is an interested stockholder. As permitted by the DGCL, the Company has elected not to be governed by Section 203.

Limitation of Liability and Indemnification

     As permitted by the DGCL, the Company's Restated Certificate of Incorporation provides that directors of the Company shall not be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL, relating to prohibited dividends or distributions or the repurchase or redemption of stock or (iv) for any transaction from which the director derives an improper personal benefit. In addition, the Company's bylaws provide for indemnification of the Company's officers and directors to the fullest extent permitted under Delaware law. Insofar as indemnification for liabilities arising under the Securities Act, may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Transfer Agent and Registrar

     The transfer agent and registrar for the Common Stock is American Stock Transfer and Trust Agency.

                           DESCRIPTION OF INDEBTEDNESS

     The following is a summary of the material debt instruments of the Company and its subsidiaries which will remain outstanding following completion of the Offerings and the application of the net proceeds thereof. See "Use of Proceeds." To the extent such summary contains descriptions of credit documents, such descriptions do not purport to be complete and are subject to and qualified in their entirety by reference to such documents, which are filed as exhibits to the Registration Statement which includes this Prospectus.

Senior Credit Facility

     General. The Company intends to enter into an amended and restated credit agreement with a syndicate of lenders led by Bank One, Indianapolis, N.A. ("Bank One") concurrently with the consummation of the Offerings, providing for up to $180 million of revolving credit availability (the "Senior Credit Facility"). Each of the Company's domestic operating subsidiaries (the "Senior Credit Obligors") will be parties to the Senior Credit Facility. The obligations under the Senior Credit Facility of each Senior Credit Obligor (the "Obligations") will be unconditionally guaranteed by each other Senior Credit Obligor and each of the Company and its domestic subsidiaries which are holding companies (the "Senior Credit Guaranties"). The Obligations will be secured by a first lien on substantially all the assets of the Company and its domestic subsidiaries, including a pledge of the stock of such subsidiaries. The Obligations and the Senior Credit Guaranties will rank pari passu with the Notes and will rank senior to all other indebtedness of the Company.

     Initially, the amount available to the Company for borrowing under the Senior Credit Facility (the "Commitment Amount") will be $180 million, which will be available for general corporate purposes (including acquisitions). Beginning with the thirteenth quarter following the date of the Senior Credit Facility, the Commitment Amount will decrease by $11.25 million at the end of each quarter until July 2003, at which time the Senior Credit Facility terminates. There is a sub-limit for letters of credit equal to the lesser of the Commitment Amount at the time of the issuance of a letter of credit and $30 million.

     Interest Rates. Interest on outstanding borrowings under the Senior Credit Facility will be payable monthly and will accrue at an annual rate equal to either (i) the Prime Rate (as defined in the Senior Credit Facility) or (ii) the London Interbank Offered Rate plus the Applicable Spread (a "LIBOR-based Rate"), at the option of the Company. The Applicable Spread will be based upon the Company's trailing four quarter Ratio of Total Funded Debt to EBITDA (as defined in the Senior Credit Facility) as follows:

                       Ratio of Total Funded Debt to EBITDA                 Over LIBOR
           ---------------------------------------------------------    -------------------
           4.00x or above........................................        200 basis points
           3.50-3.99.............................................        175 basis points
           3.00-3.49.............................................        150 basis points
           2.50-2.99.............................................        125 basis points

     Maturity and Optional Prepayments. All borrowings under the Senior Credit Facility will mature on July 1, 2003, except that the aggregate principal amount outstanding may not exceed the Commitment Amount at any time. Borrowings under the Senior Credit Facility will be prepayable at any time without premium or penalty, except that any prepayment of a LIBOR-based Rate loan that is made prior to the end of the applicable interest period will be subject to reimbursement of breakage costs.

     Covenants. The Senior Credit Facility will contain certain customary covenants, including reporting and other affirmative covenants; financial covenants, including ratio of senior funded debt to EBITDA, ratio of funded debt to EBITDA, ratio of EBIT to cash interest, fixed charge coverage ratio, minimum current ratio and minimum net income excluding extraordinary items (each as defined in and calculated pursuant to the Senior Credit Facility); and negative covenants, including restrictions on incurrence of other indebtedness, payment of cash dividends and other distributions to stockholders, liens in favor of parties other than the lenders under the Senior Credit Facility, certain guaranties of obligations of or advances to others, sales of material assets not in the ordinary course of business, certain acquisitions of assets, making of certain investments and capital expenditures.

     Events of Default. The Senior Credit Facility will contain customary events of default including non-payment of principal, interest or fees; violation of covenants; inaccuracy of representations or warranties; cross-default to certain other indebtedness including the Notes; bankruptcy; a change of control of the Company or certain domestic subsidiaries; and any failure to apply proceeds of an underwritten public offering of equity securities of the Company as required by the Senior Credit Facility.

     Fees. The Company will pay, on a quarterly basis, a per annum fee on the unused Commitment Amount ranging from 3/20% to 1/2% based on certain financial ratios of the Company.

Senior Notes

     The Notes to be offered in the Notes Offering will be in an aggregate
principal amount of $130 million, will accrue interest at the rate of   % per
annum and are due     , 2007. Interest on the Notes is payable in cash
semi-annually. The Notes are fully and unconditionally guaranteed on a senior basis by each of the Company's Domestic Restricted Subsidiaries (as defined). The indenture governing the Notes contains certain covenants by the Company in favor of the holders of the Notes ("Senior Note Holders"), including but not limited to certain restrictions on the ability of the Company and certain of its subsidiaries to: (i) incur indebtedness, except for permitted indebtedness; (ii) pay dividends or purchase or redeem their stock or repay before maturity any obligation subordinate to the Notes; (iii) incur future restrictions on their ability to pay dividends and transfer assets; (iv) sell assets and capital stock of their subsidiaries; (v) engage in transactions with their affiliates; (vi) incur or permit to exist liens on their assets, except for permitted liens; and
(vii) engage in mergers, consolidations or transfers of all or substantially all their assets. The Notes are effectively subordinate in right of payment to all senior secured indebtedness of the Company, including the Senior Credit Facility. The Notes are redeemable in whole or in part at the option of the
Company at any time on or after       , 2002, at a price beginning at   % of the
aggregate principal amount to be redeemed, declining ratably to 100% on and
after     , 2005, and up to 40% of the original principal amount of the Notes
may be redeemed by the Company at any time prior to       , 2000, with the
proceeds of certain public equity offerings, at a price equal to     % of such
principal amount provided that at least 50% of the original principal amount of the Notes remains outstanding. Upon the occurrence of certain changes in control of the Company, each Senior Note Holder has the right to require the Company to purchase all or a portion of such Senior Note Holder's notes at a price equal to 101% of the aggregate principal amount thereof. The failure of the Company and certain of its subsidiaries to pay certain indebtedness when due constitutes, among other things, an event of default under the Notes and can lead to the acceleration of the payment of the Notes.

GM Contingent Purchase Price Note

     In connection with the GM Acquisition, DRA issued to GM a Contingent Purchase Price Note. The principal amount of the Contingent Purchase Price Note (the "Contingent Payment") is calculated by (A) multiplying five by (i) the three-year average EBIT (as defined) of the Company for the years ending December 31, 2001, 2002 and 2003 minus (ii) the average three-year Imputed Return (as defined) on Additional Investments (as defined) made after July 31, 1994 and on the Company's balance sheet at December 31, 2001, 2002 and 2003, (B) subtracting therefrom the Senior Obligations (as defined) outstanding on December 31, 2003 and (C) multiplying the result by the percentage obtained by dividing 100,000 (as adjusted for stock splits, reverse splits and stock dividends) by the total number of shares of all classes of Common Stock outstanding on a fully diluted basis as of the date of determination, excluding any shares issued subsequent to July 31, 1994 to the extent the proceeds therefrom have been accounted for as an Additional Investment. The Contingent Payment, if any, shall be paid in five equal consecutive annual installments commencing on July 31, 2004. No interest accrues on the Contingent Payment. The GM Contingent Purchase Price Note is subordinated in right of payment to the Senior Credit Facility pursuant to the terms of a Subordination Agreement by and among DRA and the lenders under the Senior Credit Facility (the "GM Subordination Agreement"). Pursuant to the terms of the GM Subordination Agreement, DRA may make payments of interest and principal on the GM Acquisition Note when due unless a representative of the lenders under the Senior Credit Facility gives a notice to GM that an event of default has occurred under the Senior Credit Facility (a "Suspension Notice"). GM may not receive any payments or take any legal action for the collection of the GM Contingent Purchase Note during the 179-day period following the receipt of a Suspension Notice (or such shorter period if such event of default under the Senior Credit Facility shall have been waived or cured).

Senior Subordinated Notes

     In 1996, the Company issued to Salomon Brothers Inc and Smith Barney Inc. as initial purchasers an aggregate of $140 million aggregate principal amount of 10 5/8% Senior Subordinated Notes Due August 1, 2006 (the "Senior Subordinated Notes"). Interest on the Senior Subordinated Notes is payable in cash semi-annually. The Senior Subordinated Notes are fully and unconditionally guaranteed on a senior subordinated basis by each of the Company's Domestic Restricted Subsidiaries. The indenture governing the Senior Subordinated Notes contains certain covenants by the Company in favor of the holders of the Senior Subordinated Notes ("Senior Subordinated Note Holders"), including but not limited to certain restrictions on the ability of the Company and certain of its subsidiaries to: (i) incur indebtedness, except for permitted indebtedness; (ii) pay dividends or purchase or redeem their stock or repay before maturity any obligation subordinate to the Senior Subordinated Notes; (iii) incur future restrictions on their ability to pay dividends and transfer assets; (iv) sell assets and capital stock of their subsidiaries; (v) engage in transactions with their affiliates; (vi) incur or permit to exist liens on their assets, except for permitted liens; and (vii) engage in mergers, consolidations or transfers of all or substantially all their assets. The Senior Subordinated Notes are subordinate in right of payment to all senior indebtedness of the Company, including the Senior Credit Facility and the Notes being sold as part of the Notes Offering. The Senior Subordinated Notes are redeemable in whole or in part at the option of the Company at any time on or after August 1, 2001, at a price beginning at 105.313% of the aggregate principal amount to be redeemed, declining ratably to 100% on and after August 1, 2004, and up to 35% of the original principal amount of the Senior Subordinated Notes may be redeemed by the Company at any time prior to August 1, 1999, with the proceeds of certain public equity offerings, at a price equal to 110% of such principal amount provided that at least 50% of the original principal amount of the Senior Subordinated Notes remains outstanding. Upon the occurrence of certain changes in control of the Company, each Senior Subordinated Note Holder has the right to require the Company to purchase all or a portion of such Senior Subordinated Note Holder's notes at a price equal to 101% of the aggregate principal amount thereof. The failure of the Company and certain of its subsidiaries to pay certain indebtedness when due constitutes, among other things, an event of default under the Senior Subordinated Notes and can lead to the acceleration of the payment of the Senior Subordinated Notes. In connection with the initial placement of the Senior Subordinated Notes, the Company agreed, for the benefit of the Senior Subordinated Note Holders and at the Company's expense, to file and cause to become effective an exchange offer or resale shelf registration statement with the Commission. If neither such registration statement is filed or declared effective by certain dates or certain other conditions are not satisfied, additional interest will accrue on the Senior Subordinated Notes. See Note 7 to the Consolidated Financial Statements included elsewhere in this Prospectus.

8% Subordinated Debenture of DRA

     In connection with the Offerings, DRA will issue to GM an 8% Subordinated Debenture in the principal amount of $17.9 million (the "8% Subordinated Debenture") in exchange for Series A 8% Preferred Stock of DRA held by GM. The 8% Subordinated Debenture will be due July 31, 2004 and will bear interest, payable in cash, at the rate of 8% per year. DRA will be able to prepay the 8% Subordinated Debenture at any time in whole or in part without premium or penalty. The 8% Subordinated Debenture will be subordinate in right of payment to the Senior Credit Facility, the Notes and the Senior Subordinated Notes. The 8% Subordinated Debenture will contain default provisions in the event that DRA fails to pay principal or interest on the 8% Subordinated Debenture when due or upon the occurrence of certain bankruptcy events.

Ballantrae Subordinated Debt

     In 1996, Tractech issued a note in the original principal amount of $10 million in favor of Dyneer Corporation ("Dyneer") that matures on October 31, 2006 (the "Ballantrae Subordinated Debt"). The Ballantrae Subordinated Debt bears interest at a rate of 11% per annum. Tractech may prepay the Ballantrae Subordinated Debt at any time in whole or in part without premium or penalty. Tractech has the right to set-off $750,000 against the outstanding amount of the Ballantrae Subordinated Debt within thirty days of the entry of a final non-appealable order by a court of competent jurisdiction in certain patent litigation, if such order fails to grant Tractech the unfettered and exclusive right to make, manufacture, have made, market and sell the E-Z Locker line of differentials without geographic or other restrictions and without cash payments. The Company expects that Tractech will prepay with proceeds of the Offerings all of the outstanding principal amount of the Ballantrae Subordinated Debt except for $750,000. Tractech's obligations under the Ballantrae Subordinated Debt are guaranteed by Ballantrae, and the Ballantrae Subordinated Debt is subject to the Subordination Agreement dated as of October 24, 1996 among Tractech, Dyneer, Ballantrae and Bank One.

                         SHARES ELIGIBLE FOR FUTURE SALE

     Prior to this Offering, there has been no public market for the Class A Common Stock. No predictions can be made with respect to the effect, if any, that public sales of shares of the Class A Common Stock or the availability of shares for sale will have on the market price of the Class A Common Stock after this Offering. Sales of substantial amounts of the Class A Common Stock in the public market following this Offering, or the perception that sales may occur, could adversely affect the market price of the Class A Common Stock or the ability of the Company to raise capital through a sale of its equity securities.

     Upon completion of the Transactions,      shares of the Company's Class A
Common Stock will be outstanding (assuming no conversion of the Class B Common
Stock). The      shares of Class A Common Stock sold in the Offering (    shares
if the Underwriters' over-allotment option is exercised in full) will be freely tradable without restriction or further registration under the Securities Act, unless acquired by an "affiliate" of the Company (an "affiliate" is defined in Rule 144 promulgated by the Commission under the Securities Act ("Rule 144"), generally as a person who by equity ownership or otherwise controls, or is controlled by, or is under common control with the Company). The remaining outstanding shares of Class A Common Stock of the Company will be "restricted securities" as defined in Rule 144 and may not be sold unless registered under the Securities Act or sold in accordance with an applicable exemption therefrom,
such as Rule 144. In addition, up to     shares of Class A Common Stock are
issuable upon exercise of the Warrants and up to      shares are expected to be
issuable upon exercise of employee stock options. All such shares will also be restricted securities.

     In general, Rule 144 will permit an affiliate or a person who has held restricted shares for more than one year to sell within any three-month period a number of shares that does not exceed the greater of 1% of the then outstanding shares of Class A Common Stock or the average weekly trading volume of such stock during the four calendar weeks preceding such sale, provided that the Company has either filed certain periodic reports with the Commission or made publicly available certain information concerning itself and provided that such sales are made in normal "brokers' transaction" or in transactions directly with a "market maker" without the solicitation of buy orders by the brokers or such affiliates. A person who is deemed not to be an affiliate of the Company at any time during the three months preceding a sale and who has held restricted shares for more than two years may sell such shares under Rule 144 without regard to the volume limitations described above. Of the shares of Class A Common Stock
not being sold in this Offering,      shares have been owned by holders thereof
for more than two years.

     Application has been made to list the Class A Common Stock on the New York Stock Exchange under the symbol "RMY." Sales of substantial amounts of Class A Common Stock in the public market under Rule 144 could have a depressing effect on the price of the Class A Common Stock. See "Principal Stockholders-- Registration Rights Agreement" and "--Underwriters."

                 CERTAIN UNITED STATES FEDERAL TAX CONSEQUENCES
                          TO NON-UNITED STATES HOLDERS

     The following is a general discussion of certain United States federal tax consequences of the acquisition, ownership, and disposition of the Class A Common Stock by an initial purchaser that, for United States federal income tax purposes, is not a "United States person" (a "Non-United States Holder"). This discussion is based upon currently existing provisions of the Code, existing and proposed regulations promulgated thereunder and administrative and judicial interpretations thereof, all of which are subject to change, possibly retroactively. For purposes of this discussion, a "United States person" means a citizen or resident of the United States, a corporation or other entity taxable as a corporation created or organized in the United States or under the laws of the United States or of any political subdivision thereof, an estate or trust whose income is includible in gross income for United States federal income tax purposes regardless of its source or a person or entity otherwise subject to United States federal income tax on income from sources outside the United States. This discussion does not consider any specific facts or circumstances that may apply to a particular Non-United States Holder. Prospective investors are urged to consult their tax advisors regarding the United States federal tax consequences of acquiring, holding, and disposing of Class A Common Stock, as well as any tax consequences that may arise under the laws of any foreign, state, local, or other taxing jurisdiction.

Dividends

     Dividends on Class A Common Stock paid to a Non-United States Holder generally will be subject to withholding of United States federal income tax at the rate of 30%, unless the withholding rate is reduced under an applicable income tax treaty between the United States and the country of tax residence of the Non-United States Holder. The 30% withholding tax will not apply if the dividend is effectively connected with a trade or business conducted with the United States by the Non-United States Holder (or, alternatively, where an income tax treaty applies, if the dividend is effectively connected with a permanent establishment maintained within the United States by the Non-United States Holder), but, instead, the dividend will be subject to the United States federal income tax on net income that applies to United States persons (and, with respect to corporate holders, also may be subject to the branch profits tax). A Non-United States Holder may be required to satisfy certain certification requirements in order to claim treaty benefits or to otherwise claim a reduction of or exemption from withholding under the foregoing rules. A Non-United States Holders that is eligible for a reduced rate of U.S. withholding tax pursuant to a tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the United States Internal Revenue Service.

Gain on Disposition

     A Non-United States Holder will generally not be subject to United States federal income tax on gain recognized on a sale, redemption, or other disposition of Class A Common Stock unless (i) the gain is effectively connected with the conduct of a trade or business within the United States by the Non-United States Holder, or (ii) in the case of a Non-United States Holder who is a nonresident alien individual and holds the Class A Common Stock as a capital asset, such holder is present in the United States for 183 or more days in the taxable year and certain other requirements are met.

     Also, special rules apply to Non-United States Holders if the Company is or becomes a "United States real property holding corporation" for United States federal income tax purposes. In general, gain on the disposition by a Non-United States Holder of interests in a United States real property holding corporation is subject to United States federal income tax. A corporation is generally a United States real property holding corporation if the fair market value of its United States real property interests equals or exceeds 50 percent of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade of business. The Company believes it is not currently, and is not likely to become, a United States real property holding corporation for United States federal income tax purposes.

Federal Estate Taxes

     Class A Common Stock owned or treated as owned by an individual who is not a citizen or resident (as specifically defined for United States federal estate tax purposes) of the United States at the date of death, or Class A Common Stock subject to certain lifetime transfers made by such an individual, will be included in such individual's estate for United States federal estate tax purposes and may be subject to United States federal estate tax, unless an applicable estate tax treaty provides otherwise. Estates of nonresident aliens are generally allowed a credit that is equivalent to an exclusion of $60,000 of assets from the estate for United States federal estate tax purposes.

Information Reporting and Backup Withholding

     The Company must report to the holders of the Class A Common Stock and to the Internal Revenue Service the amount of any dividends paid on Class A Common Stock in each calendar year and the amounts of tax withheld, if any, with respect to such payments. That information may also be made available to the tax authorities of the country in which a Non-United States Holder resides.

     Under temporary United States Treasury regulations, United States information reporting requirements and backup withholding tax will generally not apply to dividends paid on the Class A Common Stock to a Non-United States Holder. Payments by a United States office of a broker of the proceeds of a sale of the Class A Common Stock is subject to both backup withholding at a rate of 31% and information reporting unless the holder certifies its Non-United States Holder status under penalties of perjury or otherwise establishes an exemption. Information reporting requirements (but not backup withholding) will also apply to payments of the proceeds of sales of the Class A Common Stock by foreign offices of United States brokers, or foreign brokers with certain types of relationships to the United States, unless the broker has documentary evidence in its records that the holder is a Non-United States Holder and certain other conditions are met, or the holder otherwise establishes an exemption.

     Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be refunded or credited against the Non-United States Holder's United States federal income tax liability, provided that the required information is furnished to the Internal Revenue Service.

     These information reporting and backup withholding rules are under review by the United States Treasury and their application to the Class A Common Stock could be changed by future regulations. On April 22, 1996, the IRS issued proposed Treasury Regulations concerning the withholding of tax and reporting for certain amounts paid to non-resident individuals and foreign corporations. The proposed Treasury Regulations, if adopted in their present form, would generally be effective for payments made after December 31, 1997. Prospective investors should consult their tax advisors concerning the potential adoption of such proposed Treasury Regulations and the potential effect on their ownership of the Class A Common Stock.

     THE FOREGOING IS INTENDED ONLY AS A SUMMARY OF CERTAIN FEDERAL INCOME TAX ASPECTS OF HOLDING CLASS A COMMON STOCK AND IS NOT A SUBSTITUTE FOR CAREFUL TAX PLANNING AND ADVICE BASED UPON THE INDIVIDUAL CIRCUMSTANCES OF THE HOLDER.


                                 UNDERWRITERS

     Under the terms and subject to conditions contained in an Underwriting Agreement dated the date hereof (the "Underwriting Agreement"), the Underwriters named below, for whom Morgan Stanley & Co. Incorporated, Credit Suisse First Boston Corporation and Salomon Brothers Inc are acting as Representatives (the "Representatives"), have severally agreed to purchase, and the Company has agreed to sell to them, severally, the respective number of shares of Class A Common Stock set forth opposite the names of such Underwriters below:

                                                                   Number of
Name                                                                Shares
----                                                            ----------------
Morgan Stanley & Co. Incorporated........................
Credit Suisse First Boston Corporation...................
Salomon Brothers Inc.....................................

                                                                ----------------
         Total...........................................
                                                                ================

     The Underwriting Agreement provides that the obligations of the several Underwriters to pay for and accept delivery of the shares of Class A Common Stock offered hereby are subject to the approval of certain legal matters by their counsel and to certain other conditions. The Underwriters are obligated to take and pay for all of the shares of Class A Common Stock offered hereby (other than those covered by the over-allotment option described below) if any such shares are taken.

     Each Underwriter has represented that it has not offered or sold, and has agreed not to offer or sell, any shares of the Class A Common Stock being sold in this Offering, directly or indirectly, in any province or territory of Canada or to, or for the benefit of, any resident of any province or territory of Canada in contravention of the securities laws thereof and has represented that any offer or sale of such shares in Canada will be made only pursuant to an exemption from the requirement to file a prospectus in the province or territory of Canada in which such offer or sale is made. Each Underwriter has further agreed to send to any dealer who purchases from it any of such shares a notice stating in substance that, by purchasing such shares, such dealer represents and agrees that it has not offered or sold, and will not offer or sell, directly or indirectly, any of such shares in any province or territory of Canada or to, or for the benefit of, any resident of any province or territory of Canada in contravention of the securities laws thereof and that any offer or sale of such shares in Canada will be made only pursuant to an exemption from the requirement to file a prospectus in the province or territory of Canada in which such offer or sale is made, and that such dealer will deliver to any other dealer to whom it sells any of such shares a notice containing substantially the same statement as is contained in this sentence.

     The Underwriters initially propose to offer part of the shares of Class A Common Stock directly to the public at the public offering price set forth on the cover page hereof and part to certain dealers at a price that represents a
concession not in excess of $     per share under the public offering price. Any
Underwriter may allow, and such dealers may reallow, a concession not in excess
of $     per share to other Underwriters or to certain other dealers. After the initial offering of the shares of Class A Common Stock, the offering price and other selling terms may from time to time be varied by the Representatives.

     The Company has granted to the Underwriters an option, exercisable for 30 days from the date of this Prospectus, to purchase up to an aggregate of additional shares of Class A Common Stock at the public offering price set forth on the cover page hereof, less underwriting discounts and commissions. The Underwriters may exercise such option to purchase solely for the purpose of covering over-allotments, if any. To the extent such option is exercised, each Underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares as the number set forth next to such Underwriter's name in the preceding table bears to the total number of shares of Class A Common Stock set forth next to the names of all Underwriters in the preceding table.

     The Underwriters have informed the Company that they do not intend sales to discretionary accounts to exceed five percent of the total number of shares of Class A Common Stock offered by them.

     Application has been made to list the Class A Common Stock on the New York Stock Exchange under the symbol "RMY."

     The Company and each of the Company's current stockholders, directors, senior officers and warrantholders have agreed that, without the prior written consent of Morgan Stanley & Co. Incorporated on behalf of the Underwriters, they will not, during the period ending 180 days after the date of this Prospectus,
(i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock or (ii) enter into any swap or other agreement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Common Stock, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of Common Stock or such other securities, in cash or otherwise. The restrictions described in this paragraph do not apply to (a) the shares of Class A Common Stock offered hereby,
(b) the issuance by the Company of shares of Common Stock upon the exercise of an option or warrant or the conversion of a security outstanding on the date hereof, (c) any options granted or shares of Common Stock issued pursuant to existing benefit plans of the Company or (d) transactions by any person other than the Company in shares of Common Stock or other securities acquired in open market transactions after completion of the offering of the Class A Common Stock.

     In order to facilitate the offering of the Class A Common Stock, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Class A Common Stock. Specifically, the Underwriters may over-allot in connection with this Offering, creating a short position in the Class A Common Stock for their own account. In addition, to cover over-allotments or to stabilize the price of the Class A Common Stock, the Underwriters may bid for, and purchase, shares of Class A Common Stock in the open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing the Class A Common Stock in this Offering, if the syndicate repurchases previously distributed Class A Common Stock in transactions to cover syndicate short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the Class A Common Stock above independent market levels. The Underwriters are not required to engage in these activities, and may end any of these activities at any time.

     The Company and the Underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

     The Representatives are also the underwriters in connection with the Notes Offering. Salomon Brothers Inc was the lead initial purchaser in connection with the Company's offering in 1996 of its Senior Subordinated Notes and is providing certain financial advisory services to the Company in connection with the acquisition of Ballantrae, in each case for which Salomon Brothers Inc has received or will receive customary compensation.

Pricing of this Offering

     Prior to this Offering, there has been no public market for the Class A Common Stock. The initial public offering price has been determined by negotiations among the Company and the Representatives of the Underwriters. Among the factors considered in determining the initial public offering price were the future prospects of the Company and its industry in general, sales, earnings and certain other financial and operating information of the Company in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities and certain financial and operating information of companies engaged in activities similar to those of the Company. There can, however, be no assurance that the prices at which the Class A Common Stock will sell in the public market after this Offering will not be lower than the price at which it is sold by the Underwriters.


                                 LEGAL MATTERS

     The validity of the issuance of the shares of Class A Common Stock offered hereby will be passed upon for the Company by Dechert Price & Rhoads, Philadelphia, Pennsylvania. Certain matters in connection with this Offering will be passed upon for the Underwriters by Cravath, Swaine & Moore, New York, New York.


                                    EXPERTS

     The consolidated financial statements of Delco Remy International, Inc. as of July 31, 1997 and 1996, and for each of the three years in the period ended July 31, 1997, appearing in this Prospectus have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.


                            ADDITIONAL INFORMATION

     The Company has filed with the Commission a registration statement (the "Registration Statement") under the Securities Act with respect to the securities offered hereby. This Prospectus, which constitutes a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement, certain items of which are omitted as permitted by the rules and regulations of the Commission. Statements made in this Prospectus as to the contents of any agreement or other document referred to herein are not necessarily complete, and reference is made to the copy of such agreement or other document filed as an exhibit or schedule to the Registration Statement and each such statement shall be deemed qualified in its entirety by such reference. For further information, reference is made to the Registration Statement and to the exhibits and schedules filed therewith, which are available for inspection without charge at the public reference facilities maintained by the Commission in Room 1024, 450 Fifth Street, N.W, Washington, D.C. 20549. Copies of the material containing this information may be obtained from the Commission upon payment of the prescribed fees.

     After consummation of this Offering, the Company will be subject to the information and reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, will be required to file proxy statements, reports and other information with the Commission. The Registration Statement, as well as any such report, proxy statement and other information filed by the Company with the Commission, may be inspected and copied at the public reference facilities maintained by the Commission in Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the Commission located at 7 World Trade Center, 13th Floor, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The Commission maintains a web site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission.

     The Company intends to furnish to its stockholders annual reports containing consolidated financial statements audited by an independent public accounting firm accompanied by an opinion expressed by such independent public accounting firm and quarterly reports for the first three quarters of each fiscal year containing unaudited consolidated financial information in each case prepared in accordance with generally accepted accounting principles.

                         INDEX TO FINANCIAL STATEMENTS

Report of Independent Auditors.......................................................................       F-2
Consolidated Statements of Operations for the years ended July 31, 1995, 1996 and 1997...............       F-3
Consolidated Balance Sheets as of July 31, 1996 and 1997.............................................       F-4
Consolidated Statements of Stockholders' Equity (Deficit) for the years ended July 31, 1995,
1996 and 1997........................................................................................       F-6
Consolidated Statements of Cash Flows for the years ended July 31, 1995, 1996 and 1997...............       F-7
Notes to Consolidated Financial Statements...........................................................       F-8

                        REPORT OF INDEPENDENT AUDITORS



Board of Directors
Delco Remy International, Inc.


     We have audited the accompanying consolidated balance sheets of Delco Remy International, Inc. as of July 31, 1997 and 1996, and the related consolidated statements of operations, stockholders' equity (deficit), and cash flows for each of the three years in the period ended July 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Delco Remy International, Inc. at July 31, 1997 and 1996, and the consolidated results of its operations and its cash flows for each of the three years in the period ended July 31, 1997, in conformity with generally accepted accounting principles.


Indianapolis, Indiana
September 5, 1997, except for "Share and
Per Share Information" in Note 16, as to which the date is October ___, 1997

The foregoing report is in the form that will be signed upon the determination of the Stock Split as described in Note 16 to the consolidated financial statements.


                                       ERNST & YOUNG LLP

                        DELCO REMY INTERNATIONAL, INC.
                     CONSOLIDATED STATEMENTS OF OPERATIONS
                                (in thousands)

                                                                               For the Year Ended July 31
                                                                     -----------------------------------------------
                                                                         1995             1996             1997
                                                                     -------------    -------------    -------------
Net sales.......................................................     $   573,423      $    636,852     $   689,787
Cost of goods sold..............................................         475,216           510,078         540,234
                                                                     -------------    -------------    -------------
Gross profit....................................................          98,207           126,774         149,553
Selling, engineering, and administrative expenses...............          61,206            77,994          89,098
Restructuring charges...........................................              --             8,101          34,500
                                                                     -------------    -------------    -------------
Operating income................................................          37,001            40,679          25,955
Other income (expense):
     Gain on sale of building...................................              --                --           2,082
     Interest expense...........................................         (18,432)          (27,367)        (38,774)
                                                                     -------------    -------------    -------------
Income (loss) from continuing operations before income taxes
     (benefit), preferred dividend requirement of subsidiary and
     minority interest..........................................          18,569            13,312         (10,737)
Minority interest in income of subsidiaries.....................              --               259             892
Income taxes (benefit)..........................................           7,846             5,741          (3,014)
Preferred dividend requirement of subsidiary....................           1,397             1,516           1,648
                                                                     -------------    -------------    -------------
Income (loss) from continuing operations........................           9,326             5,796         (10,263)
Discontinued operations:
        Loss from operations of discontinued businesses (less
        applicable income tax benefit of $1,582, $1,042 and $395,
        respectively)...........................................           2,363             1,573             808
        Loss on disposal of businesses (less applicable income tax
        benefit of $6,043 and $426).............................              --             9,064             874
Extraordinary item:
        Write-off of debt issuance costs (less applicable income
        tax benefit of $1,147)..................................              --                --           2,351
                                                                     -------------    -------------    -------------
Net income (loss)...............................................     $     6,963      $     (4,841)    $   (14,296)
                                                                     =============    =============    =============
                                                                             1997 Pro Forma Loss Per Share
                                                                     -----------------------------------------------
                                                                         From            Before
                                                                      Continuing      Extraordinary        Net
                                                                      Operations          Item             Loss
                                                                     -------------    -------------    -------------
Primary.........................................................     $                $                $
Supplemental....................................................

                            See Accompanying Notes

                        DELCO REMY INTERNATIONAL, INC.
                          CONSOLIDATED BALANCE SHEETS
                                (in thousands)

                                                                                  July 31
                                                                    ------------------------------------
                                                                         1996                 1997
                                                                    ----------------     ---------------
Assets:

Current assets:
     Cash and cash equivalents...................................   $      3,406         $     10,050
     Trade accounts receivable (less allowance for doubtful
         accounts of $1,209 and $2,935, respectively)............         94,992              110,184
     Other receivables...........................................         10,585               10,487
     Recoverable income taxes....................................          8,674                2,889
     Inventories.................................................        123,583              164,417
     Deferred income taxes.......................................         15,462               21,474
     Other current assets........................................          1,213                4,643
                                                                    ----------------     ---------------
Total current assets.............................................        257,915              324,144
Property and equipment...........................................        170,391              147,222
Less accumulated depreciation....................................         29,235               26,858
                                                                    ----------------     ---------------
                                                                         141,156              120,364

Deferred financing costs.........................................          6,497                8,803
Goodwill (less accumulated amortization of  $4,758 and $7,289,
     respectively)...............................................         66,570               86,612
Net assets held for disposal.....................................             --               25,279
Investment in affiliate..........................................             --                3,119
Other assets.....................................................          2,944                2,248
                                                                    ----------------     ---------------
Total assets.....................................................   $    475,082         $    570,569
                                                                    ================     ===============

                            See Accompanying Notes

                         DELCO REMY INTERNATIONAL, INC.
                           CONSOLIDATED BALANCE SHEETS
                                 (in thousands)

                                                                                        July 31
                                                                           --------------- -- ---------------
                                                                                1996               1997
                                                                           ---------------    ---------------
Liabilities and stockholders' equity (deficit):
Current liabilities:
     Accounts payable................................................      $     81,207       $     88,578
     Accrued interest payable........................................             4,026              3,107
     Accrued restructuring charges...................................             5,541             37,377
     Liabilities related to discontinued operations..................            11,005              3,324
     Other liabilities and accrued expenses..........................            32,683             35,949
     Current portion of long-term debt...............................             9,652                507
                                                                           ---------------    ---------------
Total current liabilities............................................           144,114            168,842

Deferred income taxes................................................             6,795              1,556
Long-term debt, less current portion.................................           289,144            363,261
Post-retirement benefits other than pensions.........................             8,186             12,677
Accrued pension benefit..............................................               950              4,542
Other non-current liabilities........................................             5,427              4,124

Minority interest in subsidiary......................................             4,457              8,032

Redeemable exchangeable preferred stock of subsidiary................            14,420             16,071

Stockholders' equity (deficit):
     Common stock:
           Class A Shares (par value $.01; authorized 1,000,000;
                issued 517,727 in 1996 and 525,477 in 1997)..........                 5                  5
           Class B Shares (par value $.01; authorized 1,000,000;
                issued 385,523 in 1996 and 1997).....................                 4                  4

     Paid-in capital.................................................             1,798             10,194

     Retained earnings (deficit).....................................             2,122            (12,174)
     Cumulative translation adjustment...............................            (2,161)            (1,752)
     Stock purchase plan.............................................              (179)            (4,813)
                                                                           ---------------    ---------------

Total stockholders' equity (deficit).................................             1,589             (8,536)
                                                                           ---------------    ---------------

Total liabilities and stockholders' equity (deficit).................       $   475,082        $   570,569
                                                                           ===============    ===============

                             See Accompanying Notes

                         DELCO REMY INTERNATIONAL, INC.
            CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)
                                 (in thousands)


                                Class A      Class B                  Retained     Cumulative     Stock
                                Common       Common      Paid-In      Earnings    Translation   Purchase
                                 Stock        Stock      Capital     (Deficit)     Adjustment     Plan         Total
                              ------------  ----------  ---------   -----------  -----------  ------------  ------------
Initial capitalization at
August 1, 1994............... $        5    $     4     $  1,572     $      --    $      --    $      (50)   $  1,531
Issuance of common stock.....         --         --          241            --           --          (124)        117
Net income...................         --         --           --         6,963           --            --       6,963
Foreign currency translation
adjustment...................         --         --           --            --         (181)           --        (181)
                              ------------  ----------   ---------   -----------  -----------  ------------  -----------

Balance at July 31, 1995.....          5          4        1,813         6,963         (181)         (174)      8,430
Repurchase of common stock...         --         --          (15)           --           --            (5)        (20)
Net loss.....................         --         --           --        (4,841)          --            --      (4,841)
Foreign currency translation
adjustment...................         --         --           --            --       (1,980)           --      (1,980)
                              ------------  ----------   ---------   -----------  -----------  ------------  -----------

Balance at July 31, 1996.....          5          4        1,798         2,122       (2,161)         (179)      1,589
Issuance of common stock.....         --         --        8,419            --           --        (4,653)      3,766
Repurchase of common stock...         --         --          (23)           --           --            19          (4)
Net loss.....................         --         --           --       (14,296)          --            --     (14,296)
Foreign currency translation
adjustment...................         --         --           --            --          409            --         409
                              ------------------------------------------------------------------------------------------

Balance at July 31, 1997..... $        5    $     4     $ 10,194     $ (12,174)   $  (1,752)   $   (4,813)   $ (8,536)
                              ===========   =========   ==========   ===========  ===========  ============  ===========

                             See Accompanying Notes

                         DELCO REMY INTERNATIONAL, INC.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (in thousands)

                                                                                 For the Year Ended July 31
                                                                         ------------ -- ------------ -- ------------
                                                                            1995            1996            1997
                                                                         ------------    ------------    ------------
          Operating activities:
          Net income (loss)............................................  $     6,963      $   (4,841)      $ (14,296)
          Extraordinary item...........................................           --              --           3,498
          Adjustments to reconcile net income (loss) to net cash
               provided by (used in) operating activities:
               Depreciation and amortization...........................       14,533          19,555          22,323
               Gain on sale of building................................           --              --          (2,082)
               Deferred income taxes...................................       (3,580)         (2,947)         (9,578)
               Post-retirement benefits other than pensions............        4,434           3,752           4,491
               Accrued pension benefits................................        4,459          (3,509)          3,592
               Non-cash interest expense...............................        8,069           7,867           7,949
               Preferred dividend requirement of subsidiary............        1,397           1,516           1,648
               Changes in operating assets and liabilities, net of
                   acquisitions:
                   Accounts receivable.................................      (49,320)        (24,458)         (3,341)
                   Inventories.........................................       (8,035)        (25,720)        (10,245)
                   Accounts payable....................................       49,613           8,634         (11,036)
                   Other current assets and liabilities................       (6,657)         18,229          (4,538)
                   Accrued restructuring...............................           --           5,541          31,836
                   Other non-current assets and liabilities, net.......           45          (4,303)          2,316
                                                                         ------------    ------------    ------------
          Net cash provided by (used in) operating activities..........       21,921            (684)         22,537

          Investing activities:
          Acquisitions, net of cash acquired...........................      (62,010)        (46,320)        (42,442)
          Purchase of property and equipment...........................      (11,241)        (32,741)        (31,888)
          Investment in affiliates.....................................           --              --          (3,119)
          Proceeds from sale of building...............................           --              --           3,362
                                                                         ------------    ------------    ------------
          Net cash used in investing activities........................      (73,251)        (79,061)        (74,087)

          Financing activities:
          Proceeds from issuances of long-term debt....................       31,918          89,652         180,000
          Payments on long-term debt...................................       (4,917)         (8,842)       (126,200)
          Other financing activities...................................          118             (20)          3,986
                                                                         ------------    ------------    ------------
          Net cash provided by financing activities....................       27,119          80,790          57,786
                                                                         ------------    ------------    ------------

          Effect of exchange rate changes on cash......................           --             883             408
                                                                         ------------    ------------    ------------

          Net (decrease) increase in cash and cash equivalents.........      (24,211)          1,928           6,644
          Cash and cash equivalents at beginning of year...............       25,689           1,478           3,406
                                                                         ------------    ------------    ------------
          Cash and cash equivalents at end of year.....................  $     1,478     $     3,406      $   10,050
                                                                         ============    ============    ============

                             See Accompanying Notes

                         DELCO REMY INTERNATIONAL, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  July 31, 1997
                             (dollars in thousands)


1.   ORGANIZATION AND ACQUISITIONS

Delco Remy America Acquisition

     On August 1, 1994, Delco Remy International, Inc. (the Company or DRI) through a wholly-owned subsidiary, Delco Remy America, Inc. (DRA), purchased substantially all of the assets, other than facilities, and assumed certain liabilities of specific business activities of the Delco Remy Division of General Motors Corporation (the GM Acquisition). The specific business activities purchased are engaged in the design, manufacture, remanufacture and sale of heavy duty starter motors and generators, automotive starter motors, and related components.

     The aggregate purchase price of the GM Acquisition of $155,665 (including fees and expenses) was accounted for as a purchase. The Company issued (i) common stock of $1,531, (ii) preferred stock of $11,507 and (iii) debt of $158,200 to fund the purchase and provide capital for general corporate purposes. The GM Acquisition resulted in the recording of approximately $17,600 of goodwill which is being amortized over 15 years. While the GM Acquisition was recorded based on the best estimates available, certain purchase price adjustments as of the August 1, 1994 purchase date have not been determined or agreed to by General Motors Corporation (GM) and DRI. The resolution of these items could result in a charge or credit to operations when finalized. The accompanying consolidated financial statements reflect the consolidated results of operations and cash flows for the Company subsequent to the GM Acquisition. The Company had no operations prior to August 1, 1994.

     GM is entitled to receive an additional contingent purchase payment which will be paid beginning in 2004 and will be based upon a percentage of average earnings of the Company in the three year period ending December 31, 2003 in excess of certain imputed earnings. Since the additional contingent purchase price, if any, is based upon future operations of the Company which cannot be determined at this time, no provision for such payment has been made in the accompanying consolidated financial statements.

     Concurrent with the GM Acquisition, the Company entered into certain supply agreements with GM whereby the Company will be the sole-source supplier to GM for component parts manufactured by the Company at the date of the GM Acquisition. The supply agreement for automotive starter motors has an initial term of ten years, while the supply agreement for heavy duty starter motors and generators has an initial term of six years.

1997 Acquisition

     On May 8, 1997, the Company, through a wholly-owned subsidiary, acquired 82.5% of the outstanding common stock of World Wide Automotive, Inc. (World
Wide). World Wide is primarily an aftermarket supplier of light duty import starters and alternators, although it also has a small amount of heavy duty remanufacturing sales and domestic aftermarket sales. The remaining 17.5% interest in World Wide is owned by current management of World Wide.

     The aggregate purchase price was $40,842, including cash payments of $38,692 and the issuance of Class A Common Stock valued at $2,150. The World Wide acquisition was treated as a purchase for accounting purposes and is included in the consolidated financial statements of the Company beginning with the acquisition date. The World Wide acquisition resulted in goodwill of $21,301 which is being amortized over 35 years.

1996 Acquisition

     On February 6, 1996 the Company, through a wholly-owned subsidiary, acquired 82.5% of the outstanding common stock of Power Investments, Inc. and related companies (Power), a remanufacturer of diesel and gasoline engines, fuel systems, transmissions, alternators and starters for medium, heavy duty, and automotive applications. Power also remanufactures and distributes brakes, water pumps, power steering pumps and various other remanufactured truck parts and assemblies. Power has fifteen facilities located in the United States and Canada. The remaining 17.5% interest in Power is owned by current management of Power.

                        DELCO REMY INTERNATIONAL, INC.
                  NOTES TO FINANCIAL STATEMENTS--(Continued)
                                 July 31, 1997

     The aggregate purchase price was $48,422 including cash payments of $23,385 and the issuance of $24,300 of 9.86% Power Investments Seller Notes. The Power acquisition was treated as a purchase for accounting purposes and is included in the consolidated financial statements of the Company beginning with the acquisition date. The Power acquisition resulted in goodwill of $16,267 which is being amortized over 35 years.

1995 Acquisitions

     In 1995, the Company made the following three acquisitions which were treated as purchases for accounting purposes and are included in the consolidated financial statements beginning with the respective acquisition date. Each respective purchase price was allocated to the assets acquired and liabilities assumed at their estimated fair values. The three acquisitions resulted in goodwill of $38,864 which is being amortized over 35 years.

              On January 6, 1995, the Company purchased all the stock of two related companies (collectively referred to as Nabco) for an aggregate cash purchase price of $27,600 and the issuance of 28,750 shares of DRI Class A Common Stock. Nabco remanufactures automotive starters and alternators.

              On March 31, 1995, the Company, through a newly formed subsidiary, purchased the shares of six related corporations (collectively referred to as A&B). The aggregate purchase price of $33,400 included cash payments of $29,900 and the issuance of $3,500 in 10% subordinated notes. The A&B acquisition was financed through additional borrowings under the Company's revolving loan and a new acquisition term loan of $15,000. A&B remanufactures heavy duty starters and alternators and related sub-components and parts.

              On April 13, 1995, the Company acquired, through a series of stock purchase transactions, approximately 97% interest in a Hungarian company (Autovill), a manufacturer of heavy duty starter motors and generators. The total purchase price was approximately $7,500 which included the assumption of certain Autovill liabilities of $4,100.

Unaudited Pro Forma Results of Operations

     The unaudited pro forma consolidated results of operations, assuming the 1995, 1996 and 1997 acquisitions had been consummated as of the beginning of the preceding year, are as follows:

                                                          For the Year Ended July 31
                                               -----------------------------------------------
                                                    1995             1996             1997
                                               -------------    -------------    -------------
          Revenues.........................     $   666,604     $    733,257     $    738,802

          Operating income.................          49,464           47,644           28,115

          Income (loss) from continuing
          operations.......................          13,929            5,445          (10,632)

          Net income (loss)................          11,566           (5,192)         (14,665)

     The pro forma consolidated financial information does not purport to present what the Company's consolidated results of operations would actually have been if the operations were combined during the periods presented and is not intended to project future results or trends of operations.


2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Consolidation and Business Segment

     The consolidated financial statements include the accounts of DRI and its subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation. The Company designs, manufactures, remanufactures and distributes electrical, powertrain/drivetrain and engine-related components for automobiles, light and heavy duty trucks and other heavy duty vehicles. The Company's products include starter motors, alternators, engines, transmissions and fuel systems for the aftermarket and the original equipment manufacturer market, principally in North America but also in Europe, Latin America and Asia-Pacific.

                        DELCO REMY INTERNATIONAL, INC.
                  NOTES TO FINANCIAL STATEMENTS--(Continued)
                                 July 31, 1997

Use of Estimates

Preparation of the consolidated financial statements requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents

     Cash and cash equivalents includes all cash balances and highly liquid investments held primarily in repurchase agreements collateralized by U.S. Government securities with a maturity of ninety days or less when purchased. The carrying amount of cash equivalents approximates fair value.

Concentrations of Credit Risk and Other Risks

     Substantially all of the Company's accounts receivable are due from customers in the original equipment and aftermarket automotive industries, both in the U.S. and internationally. The Company performs periodic credit evaluations of its customers' financial condition and generally does not require collateral. Credit losses are provided for in the financial statements and have been consistently within management's expectations. The Company invests its temporary cash in high credit quality financial institutions and investment grade short-term investments and limits the amount of credit exposure to any one entity.

     The percentage of the Company's labor force covered by a collective bargaining agreement (CBA) and covered by a CBA that will expire within one year is 48.0% and 2.4%, respectively.

Inventories

     Inventories are carried at lower of cost or market determined on the first-in, first-out (FIFO) method. Raw materials also include supplies and repair parts which consist of material consumed in the manufacturing process but not directly incorporated into the finished products. Inventories at July 31, 1996 and 1997 consisted of the following:


                                                       July 31
                                          -----------------------------------
                                                1996              1997
                                          ----------------  -----------------
     Raw material.......................   $    57,481       $    84,583
     Work in-process....................        32,790            20,168
     Finished goods.....................        33,312            59,666
                                          ----------------  -----------------
                                           $   123,583       $   164,417
                                          ================  =================

Property and Equipment

     Property and equipment are stated at cost. Depreciation is calculated primarily using the straight-line method over the estimated useful lives of the related assets (15 years for buildings and 3 to 15 years for machinery and equipment).

Foreign Currency Translation

     Financial statements of foreign subsidiaries are translated into U.S. dollars using the exchange rate at each balance sheet date for assets and liabilities and at the average exchange rate for each year for revenue and expenses. Translation adjustments are recorded as a separate component of stockholders' equity.

Foreign Exchange Contracts

     The Company enters into foreign exchange contracts to hedge certain foreign transactions. These contracts reduce currency risk from exchange rate movements. Gains and losses are deferred and accounted for as part of the underlying transactions. The contractual amount and related deferred gains and losses from these contracts are immaterial.

Goodwill

     Goodwill represents the excess of purchase price over fair value of the net assets acquired and is being amortized by the straight-line method over 15 to 35 years.

                        DELCO REMY INTERNATIONAL, INC.
                  NOTES TO FINANCIAL STATEMENTS--(Continued)
                                 July 31, 1997

     The carrying amount of goodwill is regularly reviewed for indicators of impairment in value, which in the view of management are other than temporary, including unexpected or adverse changes in the following: (i) the economic or competitive environments in which the Company operates; (ii) profitability analyses and (iii) cash flow analyses. If facts and circumstances suggest that a subsidiary's net assets are impaired, the Company assesses the fair value of the underlying business and reduces goodwill to an amount that results in the book value of the subsidiary approximating fair value.

Investment in Affiliate

     Investment in affiliate represents the Company's equity investment in its Korean joint venture. This investment is accounted for using the equity method.

Recognition of Revenue

     Substantially all of the Company's revenue is recognized at the time the product is shipped. The Company's remanufacturing operations obtain used diesel and gasoline engines, fuel systems, transmissions, starter motors and generators, commonly known as cores, from its customers as trade-ins. Net sales and cost of goods sold are reduced by $58,800, $70,000 and $113,100 for 1995, 1996 and 1997, respectively, to reflect the cost of cores returned for credit.

Fair Value of Financial Instruments

     The Company's financial instruments generally consist of cash and cash equivalents, trade and other receivables, accounts payable, long-term debt and redeemable convertible preferred stock of subsidiary. The fair value of the Company's fixed rate debt was estimated using discounted cash flow analyses based upon the Company's current incremental borrowing rates. With the exception of the Senior Subordinated Notes, the carrying amounts of these financial instruments approximated their fair value at July 31, 1996 and 1997. At July 31, 1997, the Senior Subordinated Notes have a face value of $140.0 million and a fair value of $148.4 million.

Reclassification

     Certain amounts in the 1995 and 1996 financial statements have been reclassified to conform to the 1997 presentation.

Impact of Recently Issued Accounting Standards

     In February 1997, the Financial Accounting Standards Board (FASB) issued Statement No. 128, Earnings per Share, which is required to be adopted on December 31, 1997. At that time, the Company will be required to change the method currently used to compute earnings per share and to restate all prior periods. Under the new requirements for calculating primary earnings per share, the dilutive effect of warrants to purchase common stock will be excluded. The impact is expected to result in an increase in historical primary earnings
(loss) per share for the years ended July 31, 1995, 1996 and 1997, of $      ,
$     and $      per share, respectively. The impact of Statement No. 128 on the calculation of fully diluted earnings per share for these years is not expected to be material.

     In June 1997, the FASB issued Statement No. 130, Reporting Comprehensive Income, which is effective for years beginning after December 15, 1997, and will be adopted by the Company in 1998. The Statement establishes standards for the reporting and display of comprehensive income and its components in a full set of general purpose financial statements. The Statement will not have any impact on the results of operations or the financial position of the Company.

     In June 1997, the FASB issued Statement No. 131, Disclosures about Segments of an Enterprise and Related Information. The Statement changes the way public companies are required to report segment information in annual financial statements and in interim financial reports to stockholders. It also establishes standards for related disclosures about products and services, geographic areas, and major customers. The Statement is effective for financial statements for fiscal years beginning after December 15, 1997, and the Company anticipates adopting the Statement in 1999. The Company is evaluating the impact that this Statement will have on its financial reporting.

                        DELCO REMY INTERNATIONAL, INC.
                  NOTES TO FINANCIAL STATEMENTS--(Continued)
                                 July 31, 1997

3.   DISCONTINUED OPERATIONS

Marine Corporation of America, Marine Drive Systems,  and Powrbilt Products

     In July 1997, the Company adopted plans for the sale of the marine products business segment consisting of three non-core businesses. The Company plans to sell the net assets of Marine Corporation of America, Marine Drive Systems and Powrbilt Products (the 1997 Discontinued Businesses). These non-core businesses were acquired in February 1996 in conjunction with the acquisition of Power.

     A charge of $874 net of a tax benefit of $426 for operating losses expected during the disposal period was recorded. The Company does not anticipate a loss on the disposal of the net assets of the discontinued businesses. It is expected that the net assets of the businesses will be sold during fiscal 1998.

     Summary operating results of the 1997 Discontinued Businesses since their acquisition are as follows:

                                                 For the Year Ended July 31
                                               ------------------------------
                                                   1996             1997
                                               ------------     -------------
       Net sales............................    $   5,624        $   10,935
       Net loss.............................         (328)             (808)

     The net assets of the 1997 Discontinued Businesses included in the consolidated balance sheet are summarized as follows:

                                                                   July 31,
                                                                    1997
                                                                 -----------
          Current assets.....................................     $  6,525
          Property and equipment, net........................          650
          Current liabilities................................       (1,848)
                                                                 -----------
          Net assets.........................................     $  5,327
                                                                 ===========

Powder Metal Forge

     In December 1995, the Company adopted plans for sale of its non-core powder metal forge business segment (PMF) and recorded an initial loss on disposal. A sale agreement was signed in December 1996 to transfer ownership of net assets of PMF. Terms of the sale agreement require the Company to continue PMF operations through a transition period in which the buyer will begin production at its facility. The Company expects the transition period to be completed by November 1997. The agreement requires the buyer to reimburse the Company for all losses incurred from operating the business after December 1997 if the transition has not been completed. PMF produces various engine components, primarily for GM, through a forging process.

     The Company recorded a charge of $9,064, net of tax benefit of $6,043, for losses on disposal of the business, operating losses expected during the transition period, and allocated interest expense. During the fiscal year ended July 31, 1997, the Company utilized $8,981 of the reserves for discontinued operations including a loss from operations of $2,171. At July 31, 1997, $2,024 of discontinued operations reserves remained on the balance sheet related to PMF.

     Summary operating results of the discontinued operation, excluding the loss on disposal are as follows for the years ended:

                                                 For the Year Ended July 31
                                               -----------------------------
                                                   1995             1996
                                               ------------     ------------
      Net sales..............................   $  6,505         $   4,228
      Net loss...............................     (2,363)           (1,245)

     Interest expense of $1,014 and $496 in 1995 and 1996, respectively, was allocated to discontinued operations of PMF based on the ratio of net assets discontinued to total net assets and debt of the Company. In addition, interest expense of $986 was allocated for the disposal period and is included in the 1996 loss on disposal of PMF. In 1997, $335 of interest expense was charged against the reserve.

                        DELCO REMY INTERNATIONAL, INC.
                  NOTES TO FINANCIAL STATEMENTS--(Continued)
                                 July 31, 1997

     The net assets of PMF included in the consolidated balance sheet are summarized as follows:

                                                                    July 31
                                                                      1997
                                                                  ------------
                Current assets..................................   $  3,917
                Current liabilities.............................       (610)
                                                                  ------------
                Net assets......................................   $  3,307
                                                                  ============

4.   RESTRUCTURING CHARGES

     In May 1997, the Company decided to restructure the manufacturing operations of DRA to utilize focus factory manufacturing concepts and to close the Company's operations in the old vertically-integrated factories that were leased from GM. These decisions resulted in the impairment of certain production assets with a carrying amount of $30,321 ($25,279 of which is property and equipment and $5,042 of which is related tooling and other supplies) which the Company plans to sell or otherwise dispose. The Company has estimated the loss on disposal including related costs at $26,260. In addition, the Company has estimated a cost of $8,240 for reducing its workforce through several transition programs. The results of operations for the products which will be discontinued are not separately identifiable. The restructuring reserve is expected to be utilized throughout 1998 and 1999.

     In December 1995, the Company decided to eliminate the production of certain parts and certain straight-drive starter motors for the original equipment market. In addition, the Company purchased new, more efficient equipment for use in the production of certain heavy duty alternators. These decisions resulted in the impairment of certain production equipment with a carrying amount of approximately $5,242, which the Company plans to sell or otherwise dispose. The Company has estimated the loss on disposal, including related costs, at $4,385. The results of operations for the parts and straight-drive starter motors for which production will be discontinued are not separately identifiable.

     In October 1995, the Company offered to certain eligible salaried employees a voluntary retirement transition program in conjunction with a similar plan offered by GM to its employees which allowed such employees special additional benefits not typically provided upon retirement. These additional benefits include salaried payments for six months and future supplemental payments under the salaried retirement plan. As a result, $3,716 was charged to operations in 1996.

     The following table summarizes the provisions and reserves for restructuring and non-recurring charges:

                                                            Termination        Exit/Impairment
                                                              Benefits             Costs              Total
                                                          -----------------  ------------------ ------------------

Provision in 1996......................................   $     3,716        $     4,385         $      8,101
Payments and charges in 1996...........................        (1,665)              (895)              (2,560)
                                                          -----------------  ------------------ ------------------
Reserve at July 31, 1996...............................         2,051              3,490                5,541

Provision in 1997......................................         8,240             26,260               34,500
Change in estimate.....................................        (1,230)                --               (1,230)
Payments and charges in 1997...........................          (821)              (613)              (1,434)
                                                          -----------------  ------------------ ------------------
Reserve at July 31, 1997...............................   $     8,240        $    29,137         $     37,377
                                                          =================  ================== ==================

                        DELCO REMY INTERNATIONAL, INC.
                  NOTES TO FINANCIAL STATEMENTS--(Continued)
                                 July 31, 1997

5.   ALLOWANCE FOR DOUBTFUL ACCOUNTS

     The activity in the allowance for doubtful accounts is as follows:

                                                                               For the Year Ended July 31
                                                               ---------------------------------------------------------
                                                                     1995                1996                1997
                                                               ----------------    -----------------    ----------------

Balance at beginning of period..............................   $         --        $        162         $      1,209
Additions charged to costs and expenses.....................            119               1,091                3,774
Acquisition of certain businesses...........................            102                 308                  324
Uncollectible accounts written off, net of recoveries.......            (59)               (352)              (2,372)
                                                               ----------------    -----------------    ----------------

                                                               $        162        $      1,209         $      2,935
                                                               ================    =================    ================

6.   PROPERTY AND EQUIPMENT

     Property and equipment consists of the following:

                                                                          July 31
                                                              --------------------------------
                                                                   1996              1997
                                                              --------------    --------------
                   Land and buildings.......................  $     12,213      $      5,895
                   Buildings under capital leases...........        13,931            21,434
                   Machinery and equipment..................       144,247           119,893
                                                              --------------    --------------
                                                              $    170,391      $    147,222
                                                              ==============    ==============

7.   LONG-TERM DEBT

     Borrowings under long-term debt arrangements consists of the following:

                                                                            July 31
                                                             --------------------------------------
                                                                   1996                 1997
                                                             -----------------    -----------------
         Senior credit facility:
             Revolving loans..............................      $    48,530       $           --
             Term loans...................................           54,235                   --
             Revolving acquisition loans..................               --               34,963
         Power seller notes...............................           24,300                8,300
         World note.......................................           75,000               75,000
         Senior subordinated notes........................               --              140,000
         GM acquisition note..............................           55,224               59,155
         A & B seller notes...............................            3,500                3,500
         Junior subordinated notes........................           22,619               25,211
         Hungarian bank loans.............................            1,141                   --
         Other, including capital lease obligations.......           14,247               17,639
                                                             -----------------    -----------------
                                                                    298,796              363,768
         Less current portion.............................            9,652                  507
                                                             -----------------    -----------------
                                                                   $289,144       $      363,261
                                                             =================    =================

Senior Credit Facility

     Pursuant to the senior credit facility, revolving credit loans of $150,000 are available for general purposes, of which up to $85,000 is available for acquisitions. The senior credit facility provides for quarterly payments of $9,400 beginning in the year 1999. The Company has the option of paying an interest rate of one bank's prime or a LIBOR-based rate. The weighted average interest on amounts outstanding at July 31, 1997 was 8.02%.

     The senior credit facility contains various covenants which include, among other things: (i) limitations on additional borrowings and encumbrances; (ii) the maintenance of certain financial ratios and compliance with certain financial tests and limitations; (iii) limitations on cash dividends paid; (iv) limitations on investments and capital expenditures; and (v) limitations on leases and sales of assets.

                        DELCO REMY INTERNATIONAL, INC.
                  NOTES TO FINANCIAL STATEMENTS--(Continued)
                                 July 31, 1997

     The senior credit facility is collateralized by a lien on substantially all assets of the Company and its domestic subsidiaries and by all the capital stock of such subsidiaries held by the Company or any such other subsidiary.

Power Seller Notes

     The Power Seller Notes are due February 6, 2001. Interest, at a rate of 9.86% per annum, is payable monthly for the current month. The notes may be prepaid without premium or penalty after August 6, 1997. The Power Seller Notes are secured by letters of credit issued under the senior credit facility.

World Note

     The World Note, due on July 31, 2003, is payable to an affiliate of a stockholder and bears interest at a rate of 10.5% per annum, payable semiannually.

     On any three interest payment dates, the Company may elect to pay up to 50% of the unpaid accrued interest by issuing additional notes to the holder of the World Note. At the option of the Company, prepayment of the loan balance may be made at repayment amounts ranging from 103% in 1997 to 100% of principal after August 1, 2000. Upon a change in control, certain asset sales, casualty events or a public offering (all as defined in the debt agreement), the holders have the right, but not the obligation, to require mandatory redemption of the debt, without premium or penalty.

     The World Note agreement contains certain covenants which are similar to the provisions of the senior credit facility. The World noteholder has agreed to subordinate its right to receive payments to the senior credit facility lenders. DRI and its domestic subsidiaries have guaranteed the payment of principal and interest on the World Note.

Senior Subordinated Notes

     On August 2, 1996, the Company issued $140 million of 10 5/8% Senior Subordinated Notes due August 1, 2006 (the Senior Subordinated Notes). The proceeds from the Senior Subordinated Notes were $135.8 million (net of issuance costs). The proceeds were used as follows: (i) to repay all outstanding indebtedness under the Senior Credit Facility, plus accrued and unpaid interest thereon, (ii) $16,000 was used to prepay one of the Power Seller Notes, plus accrued and unpaid interest thereon, and (iii) the remaining net proceeds were invested temporarily in short-term interest bearing obligations. The Company recorded an extraordinary loss in 1997 of $2,351, net of tax benefit of $1,147, related to deferred financing costs associated with the payoff of the Senior Credit Facility.

     The Senior Subordinated Notes are unsecured senior subordinated obligations of the Company and are subordinated in right of payment to the prior payment in full of all existing and future senior indebtedness, pari passu with all present and future senior subordinated indebtedness and senior to all present and future subordinated indebtedness of the Company or the relevant subsidiary guarantors, as defined in the indenture. The Senior Subordinated Notes will also be effectively subordinated to any secured indebtedness to the extent of the value of the assets securing such indebtedness.

     The Senior Subordinated Notes are redeemable at the option of the Company, in whole or in part, after August 1, 2001, at the redemption prices set forth in the note agreement plus accrued and unpaid interest, if any, to the redemption date. In addition, at any time prior to August 1, 1999, the Company may redeem, at its option, up to an aggregate amount of 35% of the original principal amount of the Senior Subordinated Notes with the proceeds of one or more public equity offerings at a redemption price of 110% of the principal amount thereof plus accrued and unpaid interest, if any, to the redemption date, provided that at least 50% of the original aggregate principal amount of the notes remains outstanding after each such redemption.

     Upon the occurrence of a change of control (as defined), each holder of the Senior Subordinated Notes will have the right to require the Company to purchase all or a portion of such holder's notes at a price in cash equal to 101% of the aggregate principal amount thereof plus accrued and unpaid interest, if any, to the date of purchase.

     The indenture pursuant to which the Senior Subordinated Notes were issued contains certain covenants that, among other things, limit the ability of the Company and its restricted subsidiaries to (i) incur additional indebtedness,
(ii) pay dividends or make other distributions with respect to capital stock (as defined) of the Company and its restricted subsidiaries, (iii) sell assets of the Company or its restricted subsidiaries, (iv) issue or sell restricted subsidiary stock, (v) enter into certain transactions with affiliates, (vi) create certain liens, (vii) enter

                        DELCO REMY INTERNATIONAL, INC.
                  NOTES TO FINANCIAL STATEMENTS--(Continued)
                                 July 31, 1997

into certain mergers and consolidations and (viii) incur indebtedness which is subordinate to senior indebtedness and senior to the Senior Subordinated Notes.

     Pursuant to a registration agreement among the Company and the initial purchasers, the Company will commence an exchange offer pursuant to an effective registration statement or cause the Notes to be registered under the Securities Act pursuant to a resale shelf registration statement. If an exchange offer registration statement is not (i) filed by October 31, 1997 or (ii) declared effective by December 31, 1997, or (iii) if an exchange offer is not consummated or a resale shelf registration statement is not declared effective by January 31, 1998, special interest will accrue initially at the rate of .25% per annum increasing to a maximum rate of 1% per annum, payable semi-annually until such time as an exchange offer is consummated or a resale shelf registration is declared effective.

GM Acquisition Note

     In connection with the GM Acquisition, DRA issued to GM a subordinated note in the principal amount of $45,000 due 2004. Interest accrues semiannually at a rate of 11.5% per annum and is added to the unpaid principal balance in amounts ranging from 60% of the accruing interest in 1997 to 20% in 1999.
Beginning in 2000, interest is payable semiannually in cash.

A&B Seller Notes

     In connection with the A&B acquisition, a subsidiary of DRI issued subordinated notes in the principal amount of $3,500 due 2002. Interest is payable semiannually at 10% per annum. The notes are subordinated to the senior credit facility, senior subordinated debt, and the World Note. The notes may be prepaid at any time without penalty.

Junior Subordinated Notes

     DRI issued $18,200 in an initial principal amount of Junior Subordinated Notes to two investors, who are also holders of the Company's common stock. Interest on the junior subordinated notes accrues semiannually at 11% and is payable entirely in additional principal, through 2004, when the entire balance is due and payable.

Capital Lease Obligations

     In 1996 the Company entered into an aggregate of $13,931 of new capital leases with respect to three manufacturing facilities and its world headquarters building. The leases have 15 year terms with options to renew for additional periods. These leases have been capitalized using interest rates ranging from 12.5% to 14.2%. The carrying value of assets under capital leases was $15,870 at July 31, 1997.

Other

     Total cash interest paid for 1995, 1996 and 1997 was $7,738, $19,895 and $31,744, respectively.

     The following is the required principal payments of long-term debt and capitalized leases:

               1998.............................  $        507
               1999.............................           721
               2000.............................           817
               2001.............................         9,366
               2002.............................           844
               Thereafter.......................       351,513
                                                  ----------------
                                                  $    363,768
                                                  ================

8.   EMPLOYEE BENEFIT PLANS

Agreements with GM

     In connection with the GM Acquisition, the Company and GM agreed to allocate the responsibility for employee pension benefits and post-retirement health care and life insurance on a pro-rata basis between DRA and GM. The allocation is primarily determined upon years of service with DRA and aggregate years of service with DRA and GM. In addition, GM has agreed to retain complete responsibility for all pension and post-retirement

                        DELCO REMY INTERNATIONAL, INC.
                  NOTES TO FINANCIAL STATEMENTS--(Continued)
                                 July 31, 1997

benefit costs for salaried and hourly employees who retired from DRA before August 1, 1996 and October 1, 1996, respectively. Effective August 1, 1994, DRA established hourly and salaried pension and post-retirement health care and life insurance plans which are similar to the respective GM plans.

Pension Plans

     DRA has defined benefit pension plans covering substantially all employees. The plan covering salaried employees provides benefits that are based upon years of service and final estimated average compensation. Benefits for hourly employees are based on stated amounts for each year of service. DRA's funding policy is to contribute amounts to provide the plans with sufficient assets to meet future benefit payment requirements consistent with actuarial determinations of the funding requirements of federal laws. DRA made contributions of $6,454 and $1,085 to the plans in 1996 and 1997, respectively. No contributions were made in 1995. Plan assets are primarily invested in mutual funds which invest in both debt and equity instruments.

     The components of net periodic pension cost for the plans are as follows:

                                                                              For the Year Ended July 31
                                                               ----------------------------------------------------------
                                                                     1995                 1996                 1997
                                                               ----------------     ----------------    -----------------
    Service cost - benefits earned during the period.........  $      4,435         $      2,935        $      3,163
    Interest costs on projected benefit obligation...........             2                  293                 544
    Actual (gain) loss on assets.............................            --                   51              (2,180)
    Net amortization and deferral............................            22                 (316)              1,512
    Special charge for early retirement......................            --                   --               1,633
                                                               ----------------     ----------------    -----------------
    Net periodic pension cost................................  $      4,459         $      2,963        $      4,672
                                                               ================     ================    =================

     In 1997, the Company offered retirement incentives to salaried employees. The program liability of $1,633 was included with the restructuring charge.

     The following table sets forth the funded status for DRA's defined benefit pension plans.

[OBJECT OMITTED]

                                                                                               July 31
                                                                                 ----------------------------------
                                                                                      1996               1997
                                                                                 ---------------    ---------------
        Actuarial present value of accumulated pension benefit obligation:
             Vested........................................................      $      5,988       $     11,375
             Nonvested.....................................................               489              1,318
                                                                                 ---------------    ---------------
        Accumulated benefit obligation.....................................      $      6,477       $     12,693
                                                                                 ===============    ===============

        Projected benefit obligation.......................................      $      7,021       $     13,540
        Plan assets at fair value..........................................            (6,406)            (9,664)
                                                                                 ---------------    ---------------
        Projected benefit obligation in excess of fair value of
             plan assets...................................................               615              3,876
        Prior service cost not yet recognized..............................               (37)              (911)
        Unrecognized net gain..............................................               372              1,577
                                                                                 ---------------    ---------------

        Pension liability recognized in the balance sheet..................      $        950       $      4,542
                                                                                 ===============    ===============

     The measurement of the July 31, 1996 and 1997 projected benefit obligation was based upon a discount rate of 7.75%. The expected compensation growth rate is 5% for salaried employees. The expected rate of return on plan assets is 10%.

Defined Contribution Plans

     Various subsidiaries of the Company sponsor voluntary savings plans for eligible salaried and hourly employees. These plans allow participants to make contributions pursuant to section 401(k) of the Internal Revenue

                        DELCO REMY INTERNATIONAL, INC.
                  NOTES TO FINANCIAL STATEMENTS--(Continued)

Code. Certain of these plans have Company matching contribution provisions. Charges to operations were $452, $686 and $532 for 1995, 1996 and 1997,respectively.

Profit Sharing Plans

     DRA sponsors profit sharing plans covering substantially all of its employees. Distributions are determined based upon formulas established by management and are made annually. Profit sharing expense for 1995, 1996 and 1997 was $1,700, $1,300 and $1,400, respectively.

Post-Retirement Health Care and Life Insurance Plans

     DRA maintains hourly and salaried benefit plans that provide post-retirement health care and life insurance to retirees and eligible dependents. The benefits are payable for life, although DRA retains the right to modify or terminate the plans providing these benefits. The salaried plan is contributory, with additional cost sharing features such as deductibles and co-payments. Salaried employees who were not GM employees prior to 1992 are not eligible for the above described post-retirement benefits. It is DRA's policy to fund these benefits as claims are incurred.

     The following table sets forth the status of DRA's post-retirement benefit plans.

                                                                             July 31
                                                               -------------------------------------
                                                                    1996                 1997
                                                               ----------------    -----------------
Accumulated post-retirement benefit obligation:
   Fully eligible active participants......................    $        148        $          160
   Active participants not yet fully eligible..............           6,960                11,459
                                                               ----------------    -----------------
                                                                      7,108                11,619
   Unrecognized net gain...................................           1,078                 1,058
                                                               ----------------    -----------------
   Post-retirement benefit liability.......................    $      8,186        $       12,677
                                                               ================    =================

     The components of post-retirement benefit expense are as follows:

                                                                         For the Year Ended July 31
                                                         -----------------------------------------------------------
                                                               1995                 1996                 1997
                                                         -----------------    -----------------     ----------------
Service Cost..........................................   $      4,114         $      3,557          $     3,959
Interest Cost.........................................            320                  254                  551
Amortization of gain..................................             -                   (59)                 (19)
                                                         -----------------    -----------------     ----------------
                                                         $      4,434         $      3,752          $     4,491
                                                         =================    =================     ================

     Measurement of the accumulated post-retirement benefit obligation was based on an 8.3% annual rate of increase in the cost of covered health care benefits. The rate was assumed to decrease ratably to 5.5% through 2002 and remain level at that rate thereafter. The discount rate used in determining the accumulated post-retirement benefit obligation was 7.75%. An increase of 1% in assumed health care cost trend rates would increase the accumulated post-retirement benefit obligation as of July 31, 1997 by 25.8% and the net periodic cost for 1997 would be increased by 28.6%.


9.   STOCKHOLDERS' EQUITY AND REDEEMABLE EXCHANGEABLE PREFERRED STOCK OF DRA

     All shares of Class A Common Stock and Class B Common Stock are identical and will entitle the holders thereof to the same rights and privileges, provided that except as otherwise required by law, the holders of Class B common stock shall have no voting rights. Each share of Class A stock is convertible into one share of Class B stock and each share of Class B stock is convertible into one share of Class A stock. Pursuant to a Stockholders Agreement dated July 29, 1994, the Company issued 470,590 shares of Class A Common Stock and 319,410 shares of Class B Common Stock for an aggregate of $1,581. In addition, 28,750 shares of Class A common stock were issued in connection with the Nabco acquisition. On October 21, 1994, the Company approved a private placement memorandum whereby the Company is authorized to offer for sale to certain members of management of DRA up to 95,000 shares of Class A Common Stock. As of July 31, 1997, 90,000 shares were outstanding

                        DELCO REMY INTERNATIONAL, INC.
                  NOTES TO FINANCIAL STATEMENTS--(Continued)
                                 July 31, 1997

pursuant to the private placement at a price approximating book value. Shares issued pursuant to this plan generally vest over three years. During 1997, 26,750 shares were sold for $6,079 less than the deemed fair market value. As a result, compensation expense of $1,616 was recorded during the current year and the balance of the unearned compensation of $4,463 will be amortized over the remaining vesting period

     The stockholder notes receivable of $179 and $350 at July 31, 1996 and 1997, respectively, were issued in connection with the sale of Class A Common Stock and are payable in 1999 through 2002 together with interest at 9.25% accrued interest per annum. The members of DRA management who are stockholders of the Company are subject to agreements that impose certain restrictions and grant rights on their ownership and transfer of Company stock. During the first three years after issuance, stockholders are generally prohibited from transferring shares of common stock of the Company owned by them. The Company further has the right to repurchase such stock at amounts described in the respective agreements when the management investor is no longer employed by DRA.

Warrants

     In connection with the issuance of the Junior Subordinated Notes, DRI issued warrants to purchase 100,000 shares of DRI Class A Common Stock at a price of $.02 per share. The warrants can be exercised, in whole or in part, at any time through June 31, 2004.

Redeemable Exchangeable Preferred Stock of DRA

     In connection with the GM Acquisition, DRA issued 15,000 shares of Class A Preferred Stock (par value $.01 per share and liquidation preference $1,000 per share) to GM (DRA Preferred Stock). The provisions of the preferred stock call for a cumulative cash dividend equal to $80 per share (8%). For financial statement purposes the preferred stock has been discounted to approximately $11,500 to reflect fair value at the issuance date based upon an 11.5% dividend rate. The excess of the preference amount over the carrying value of the DRA Preferred Stock is being accreted through August 1, 2004, at which time the DRA Preferred Stock must be redeemed by DRA at $1,000 per share plus accrued and unpaid dividends. At the option of DRA, the DRA Preferred Stock may be redeemed at a price per share equal to $1,000 plus accrued and unpaid dividends. In addition, the DRA Preferred Stock may be exchanged, at the option of DRA, in whole or in part, for 8% subordinated debentures to be issued by DRA at $1,000 per share plus accrued and unpaid dividends. Dividends which accrue but remain unpaid for one year accrue additional dividends at the rate of 8%. The carrying value of the DRA Preferred Stock includes unpaid and accrued dividends of $3,896 as of July 31, 1997.

10.  INCOME TAXES

     The following is a summary of the components of the provision for income taxes (benefit) of continuing operations:

                                                          For the Year Ended July 31
                                              ----------------------------------------------------
                                                   1995               1996              1997
                                              ---------------    ---------------   ---------------
Current:
   Federal.................................   $    9,529         $   5,969         $    3,220
   State and Local.........................        1,927               916              2,019
   Foreign.................................           61               131                977
                                              ---------------    ---------------   ---------------
                                                  11,517             7,016              6,216
Deferred:
   Federal.................................       (3,021)           (1,240)            (8,615)
   State and Local.........................         (650)              (35)              (960)
   Foreign.................................           --                --                345
                                              ---------------    ---------------   ---------------
                                              $    7,846         $   5,741         $   (3,014)
                                              ===============    ===============   ===============

                        DELCO REMY INTERNATIONAL, INC.
                  NOTES TO FINANCIAL STATEMENTS--(Continued)
                                 July 31, 1997

     Income (loss) from continuing operations before income taxes (benefit), preferred dividend requirement of subsidiary and minority interest was taxed in the following jurisdictions:

                                                         For the Year Ended July 31
                                             ----------------------------------------------------
                                                  1995              1996               1997
                                             ---------------   ---------------    ---------------
Domestic...................................  $      18,198     $     10,104       $     (15,640)
Foreign....................................            371            3,208               4,903
                                             ---------------   ---------------    ---------------
                                             $      18,569     $     13,312       $     (10,737)
                                             ===============   ===============    ===============

     A reconciliation of income taxes at the United States federal statutory rate to the effective income tax rate follows:

                                                                             For the Year Ended July 31
                                                               -------------------------------------------------------
                                                                    1995               1996                1997
                                                               ---------------    ----------------    ----------------
 Federal statutory income tax rate..........................       35.0%              35.0%                35.0%
 State and local income taxes- net of federal tax benefit...        4.5                4.3                 (7.7)
 Compensation expense.......................................       --                 --                    6.0
 Other items................................................        2.7                3.8                  6.8
                                                               ---------------    ----------------    ----------------

 Effective income tax rate..................................       42.2%              43.1%                28.1%
                                                               ===============    ================    ================

     State and local income taxes include provisions for Indiana and Michigan which do not provide proportional benefit in loss years.

     The following is a summary of the significant components of the Company's deferred tax assets and liabilities:

                                                                        July 31
                                                           ----------------------------------
                                                                1996               1997
                                                           ---------------    ---------------
Deferred tax assets:
     Restructuring.....................................    $       --         $     4,424
     Employee benefits.................................         7,385               7,157
     Inventories.......................................         2,165               7,196
     Warranty..........................................         2,665               3,207
     Asset impairment..................................         1,380               8,480
     Discontinued operations...........................         4,352                 774
     Non-compete agreements............................            --                 789
     Alternative minimum tax credits...................         1,244               1,488
     Other.............................................         3,054               2,835
                                                           ---------------    ---------------

                                                               22,245              36,350

Deferred tax liabilities:
     Depreciation......................................       (11,275)            (13,475)
     Discount on exchangeable securities...............        (1,381)             (1,336)
     Other.............................................          (922)             (1,621)
                                                           ---------------    ---------------

                                                              (13,578)            (16,432)
                                                           ---------------    ---------------

Net deferred tax asset.................................    $    8,667         $    19,918
                                                           ===============    ===============

     The Company's alternative minimum tax credit may be carried forward indefinitely. Income tax payments, including state taxes, for 1995, 1996 and 1997 were $8,900, $14,000 and $5,600, respectively.

     No provision has been made for United States federal and state or foreign taxes that may result from future remittances of undistributed earnings of foreign subsidiaries ($9,336 at July 31, 1997) because it is expected that

                        DELCO REMY INTERNATIONAL, INC.
                  NOTES TO FINANCIAL STATEMENTS--(Continued)
                                 July 31, 1997

such earnings will be reinvested in these foreign operations indefinitely. It is not practical to estimate the amount of taxes that might be payable on the eventual remittances of such earnings.

11.  TRANSACTIONS WITH GM

     The Company and GM have entered into several transactions and agreements related to their respective businesses. In addition to the transactions disclosed elsewhere in the accompanying consolidated financial statements and related notes, the Company entered into the following transactions with GM:

                                                         For the Year Ended July 31
                                               -----------------------------------------------
                                                   1995             1996             1997
                                               -------------    -------------    -------------
Sales.......................................    $  338,356       $  298,084       $  301,328
Material purchases and costs for services...       205,874          112,372           97,934

     In addition, the Company had the following balances with GM:

                                                                     July 31
                                                          ------------------------------
                                                              1996             1997
                                                          -------------    -------------
Trade accounts receivable.............................    $   27,391       $   30,286
Other receivables.....................................         9,807            4,886
Accounts payable......................................        10,752            7,644

12.  LEASE COMMITMENTS

     The Company occupies space and uses certain equipment under lease arrangements. Rent expense was $959, $3,208 and $4,004 for 1995, 1996 and 1997, respectively. Rental commitments at July 31, 1997 for long-term non-cancelable operating leases were as follows for the year ending:

            1998..........................................   $     4,581
            1999..........................................         3,855
            2000..........................................         2,649
            2001..........................................         1,449
            2002..........................................         1,387
            Thereafter....................................         1,784
                                                             =============
                                                              $   15,705
                                                             =============

13.  COMMITMENTS AND CONTINGENCIES

     The Company is party to various legal actions and administrative proceedings and subject to various claims arising in the ordinary course of business. The Company believes that the disposition of these matters will not have a material adverse effect on the financial position, results of operations or cash flows of the Company.

                        DELCO REMY INTERNATIONAL, INC.
                  NOTES TO FINANCIAL STATEMENTS--(Continued)
                                 July 31, 1997

14.  GEOGRAPHICAL INFORMATION

     The Company operates predominantly in a single industry as a designer, manufacturer, remanufacturer, and distributor of electrical and other engine related components, including starter motors and alternators for automobiles, trucks, and other heavy duty vehicles. The Company is a multi-national corporation with operations in many countries including the United States, Canada, Mexico, Hungary, Germany, Korea and the Netherlands. Sales, operating profits and identifiable assets of Canadian, European and other foreign locations are those sales, operating profits and assets related to the operations in those locations. Geographical information is shown below:


                                                                             For the Year Ended July 31
                                                                 ---------------------------------------------------
                                                                     1995               1996              1997
                                                                 --------------    ---------------   ---------------
       Net sales:
       United States........................................      $   584,859      $    657,782      $    684,790
       Canada...............................................               --            26,815            47,240
       Europe...............................................            5,090            15,975            14,487
       Other foreign........................................               --                --             7,052
       Eliminate intercompany sales.........................          (16,526)          (63,720)          (63,782)
                                                                 --------------    ---------------   ---------------
       Total net sales......................................      $   573,423       $   636,852      $    689,787
                                                                 ==============    ===============   ===============

       Operating income:
       United States........................................     $     36,544      $     36,751      $     23,196
       Canada...............................................               --             2,319             2,341
       Europe...............................................              457             1,609               784
       Other foreign........................................               --                --              (366)
                                                                 --------------    ---------------   ---------------
       Total operating income...............................     $     37,001      $     40,679      $     25,955
                                                                 ==============    ===============   ===============

       Identifiable assets:
       United States........................................       $  310,292        $  427,847      $    474,991
       Canada...............................................               --            29,959            31,197
       Europe...............................................           11,523            10,138            13,105
       Other foreign........................................               --                --            16,303
                                                                 --------------    ---------------   ---------------
       Total identifiable assets............................          321,815           467,944           535,596
       Corporate assets.....................................           65,096           119,339           192,458
       Elimination..........................................          (64,384)         (112,201)         (157,485)
                                                                 ==============    ===============   ===============
           Total assets.....................................       $  322,527        $  475,082      $    570,569
                                                                 ==============    ===============   ===============

15.  FINANCIAL INFORMATION FOR SUBSIDIARY GUARANTORS AND NON-GUARANTOR
SUBSIDIARIES

     The Company conducts a significant portion of its business through subsidiaries. The Senior Notes referred to in Note 16 below are unconditionally guaranteed, jointly and severally, by certain direct and indirect subsidiaries (the Subsidiary Guarantors). Certain of the Company's subsidiaries do not guarantee the Senior Notes (the Non-Guarantor Subsidiaries). The claims of creditors of Non-Guarantor Subsidiaries have priority over the rights of the Company to receive dividends or distributions from such subsidiaries.

     Presented below is condensed consolidating financial information for the Company, the Subsidiary Guarantors and the Non-Guarantor Subsidiaries at July 31, 1997 and 1996 and for the years ended July 31, 1997, 1996 and 1995.

     The equity method has been used by the Company with respect to investments in subsidiaries. The equity method has been used by Subsidiary Guarantors with respect to investments in Non-Guarantor Subsidiaries. Separate financial statements for Subsidiary Guarantors are not presented based on management's determination that they do not provide additional information that is material to investors.

                        DELCO REMY INTERNATIONAL, INC.
                  NOTES TO FINANCIAL STATEMENTS--(Continued)
                                 July 31, 1997

     The following table sets forth the Guarantor and direct Non-Guarantor
Subsidiaries:

          Guarantor Subsidiaries                         Non-Guarantor Subsidiaries
-------------------------------------------    -----------------------------------------------
Delco Remy America, Inc.                       Autovill RT Ltd.
Remy International, Inc.                       Power Investments Canada Ltd.
Reman Holdings, Inc.                           Remy UK Limited
Nabco, Inc.                                    Delco Remy International (Europe) GmbH
The A&B Group, Inc.                            Remy India Holdings, Inc.
A&B Enterprises, Inc.                          Remy Mauritius Ltd.
Dalex, Inc.                                    Remy Korea Holdings, Inc.
A&B Cores, Inc.                                681287 Alberta Ltd.
R&L Tool Company, Inc.                         Publitech, Inc.
MCA, Inc. of Mississippi                       World Wide Automotive Distributors, Inc.
Power Investments, Inc.                        Autovill Holdings, Inc.
Franklin Power Products, Inc.
International Fuel Systems, Inc.
Marine Drive Systems, Inc.
Marine Corporation of America
Powrbilt Products, Inc.
World Wide Automotive, Inc.

                        DELCO REMY INTERNATIONAL, INC.
                  NOTES TO FINANCIAL STATEMENTS--(Continued)
                                 July 31, 1997



                                       Condensed Consolidating Balance Sheet

                                                                        July 31, 1997
                                            -----------------------------------------------------------------------------
                                             Delco Remy
                                            International
                                                Inc.                           Non-
                                               (Parent      Subsidiary       Guarantor
                                             Company Only)   Guarantors     Subsidiaries    Eliminations    Consolidated
                                            -------------- --------------------------------------------------------------
Assets:

Current assets:
     Cash and cash equivalents........     $      --       $   1,504      $    8,546      $    --          $   10,050
     Trade accounts receivable........            --          99,745          10,439           --             110,184
     Affiliate accounts
        receivable, net...............            --          33,409               2      (33,411)(a)              --
     Other receivables................            --           9,605             882           --              10,487
     Recoverable income taxes.........            --           2,889              --           --               2,889
     Inventories......................            --         145,035          19,382           --             164,417
     Deferred income taxes............         4,315          17,159              --           --              21,474
     Other current assets.............            --           4,163             480           --               4,643
                                          -------------- --------------  --------------  --------------  --------------

Total current assets..................         4,315         313,509          39,731      (33,411)            324,144

Property and equipment................            20         133,769          13,433           --             147,222
Less accumulated depreciation.........            13          22,353           4,492           --              26,858
                                          -------------- --------------  --------------  --------------  --------------

                                                   7         111,416           8,941           --             120,364

Deferred financing costs..............         5,148           3,655              --           --               8,803
Goodwill, net.........................            --          76,437          10,175           --              86,612
Net assets held for disposal..........            --          25,279              --           --              25,279
Investment in affiliates..............       171,614              --              --     (168,495)(b)(c)        3,119
Other assets..........................         1,953          (1,463)          1,758           --               2,248
                                          -------------- --------------  --------------  --------------  --------------
Total assets..........................     $ 183,037       $ 528,833       $  60,605     $(201,906)         $ 570,569
                                          ============== ==============  ==============  ==============  ==============

(a)  Eliminations of intercompany receivables and payables.
(b)  Elimination of investments in subsidiaries.
(c)  Elimination of investments in subsidiaries' earnings.

                        DELCO REMY INTERNATIONAL, INC.
                  NOTES TO FINANCIAL STATEMENTS--(Continued)
                                 July 31, 1997



                                        Condensed Consolidating Balance Sheet

                                                                         July 31, 1997
                                             ------------------------------------------------------------------------------
                                              Delco Remy
                                             International
                                                 Inc.                            Non-
                                                (Parent       Subsidiary       Guarantor
                                              Company Only)    Guarantors     Subsidiaries    Eliminations    Consolidated
                                             --------------  --------------  --------------  --------------  --------------
  Liabilities and stockholders' equity
       (deficit):

  Current liabilities:
       Accounts payable.................  $       195     $      82,585   $       5,798   $        --     $     88,578
       Affiliate accounts payable.......       15,684             6,152          11,575       (33,411)(a)           --
       Accrued interest payable.........           --             3,107              --            --            3,107
       Accrued restructuring charges....           --            37,377              --            --           37,377
       Liabilities related to
       discontinued operations..........           --             3,324              --            --            3,324
       Other liabilities and accrued
       expenses.........................      (11,076)           41,034           5,991            --           35,949
       Current portion of long-term
       debt.............................           --               506               1            --              507
                                          --------------  --------------  --------------  --------------  --------------
  Total current liabilities.............        4,803           174,085          23,365       (33,411)         168,842

  Deferred income taxes.................       10,631            (9,114)             39            --            1,556
  Long-term debt, less current portion..      173,511           189,669              81            --          363,261
  Post-retirement benefits other than
       pensions.........................           --            12,677              --            --           12,677
  Accrued pension benefit...............           --             4,542              --            --            4,542
  Other non-current liabilities.........          876             3,231              17            --            4,124

  Minority interest in subsidiary.......           --             6,504           1,528            --            8,032

  Redeemable exchangeable preferred
       stock of subsidiary..............           --            16,071              --            --           16,071

  Stockholders' equity (deficit):
       Common stock:
            Class A Shares..............            5                --              --            --                5
            Class B Shares..............            4                --              --            --                4
       Paid-in capital..................       10,194                --              --            --           10,194
       Subsidiary investment............           --           127,665          31,970      (159,635)(b)           --
       Retained earnings (deficit)......      (12,174)            3,503           5,357        (8,860)(c)      (12,174)
       Cumulative translation
       adjustment.......................           --                --          (1,752)           --           (1,752)
       Stock purchase plan..............        (4,813)              --              --            --           (4,813)
                                          ------------    --------------  --------------  --------------  --------------

       Total stockholders' equity
       (deficit)........................        (6,784)         131,168          35,575      (168,495)          (8,536)
                                          ------------    --------------  --------------  --------------  --------------

  Total liabilities and stockholders'
       equity (deficit).................  $    183,037    $     528,833    $     60,605    $ (201,906)      $  570,569
                                          ==============  ==============  ==============  ==============================

(a)  Eliminations of intercompany receivables and payables.
(b)  Elimination of investments in subsidiaries.
(c)  Elimination of investments in subsidiaries' earnings.

                        DELCO REMY INTERNATIONAL, INC.
                  NOTES TO FINANCIAL STATEMENTS--(Continued)
                                 July 31, 1997



                                        Condensed Consolidating Statement of Operations
                                                                  For the Year Ended July 31, 1997
                                              ------------------------------------------------------------------------------
                                               Delco Remy
                                              International
                                                  Inc.                            Non-
                                                (Parent       Subsidiary       Guarantor
                                              Company Only)    Guarantors     Subsidiaries    Eliminations    Consolidated
                                              --------------  --------------  --------------  --------------  --------------
  Net sales.............................             --     $    684,790    $     68,779      $(63,782)(a)   $   689,787
  Cost of goods sold....................             --          548,875          55,141       (63,782)(a)       540,234
                                              --------------  --------------  --------------  --------------  --------------
  Gross profit..........................             --          135,915          13,638            --           149,553

  Selling, engineering, and
       administrative expenses..........          6,325           71,933          10,840            --            89,098
  Restructuring charges.................             --           34,500              --            --            34,500
                                              --------------  --------------  --------------  --------------  --------------
  Operating (loss) income...............         (6,325)          29,482           2,798            --            25,955

  Other income (expense):
       Gain on sale of building.........             --               --           2,082            --             2,082
       Interest expense.................        (18,815)         (19,997)             38            --           (38,774)
                                              --------------  --------------  --------------  --------------  --------------

  (Loss) income from continuing
       operations before income tax
       (benefit), preferred dividend
       requirement of subsidiary, and
       minority interest................        (25,140)           9,485           4,918            --           (10,737)

  Minority interest in income of
       subsidiaries.....................             --              921             (29)           --               892
  Equity in earnings of subsidiaries....          1,821               --              --        (1,821)(b)            --

  Income taxes (benefit)................         (9,023)           4,042           1,967            --            (3,014)

  Preferred dividend requirement of
       subsidiary.......................             --               --              --         1,648(c)          1,648
                                            --------------  --------------  --------------  --------------  --------------
  (Loss) income from continuing
       operations.......................        (14,296)           4,522           2,980        (3,469)          (10,263)

  Discontinued operations:
       Loss from operations of
       discontinued businesses (less
       applicable income tax benefit)...             --              808              --            --               808

       Loss on disposal of businesses
       (less applicable income tax
       benefit).........................             --              874              --            --               874

  Extraordinary item:
       Write-off of debt issuance costs
       (less applicable income tax
       benefit).........................             --            2,351              --            --             2,351
                                            --------------  --------------  --------------  --------------  --------------

  Net (loss) income.....................    $   (14,296)    $        489    $       2,980   $   (3,469)      $   (14,296)
                                            ==============  ==============  ==============  ==============  ==============

(a) Elimination of intercompany sales and cost of sales.
(b) Elimination of equity in net income (loss) from consolidated subsidiaries.
(c) Recording of preferred dividend requirement of subsidiary.

                        DELCO REMY INTERNATIONAL, INC.
                  NOTES TO FINANCIAL STATEMENTS--(Continued)
                                 July 31, 1997

                Condensed Consolidating Statement of Cash Flows

                                                                 For the Year Ended July 31, 1997
                                          ------------------------------------------------------------------------------
                                            Delco Remy
                                           International
                                                Inc.                           Non-
                                              (Parent       Subsidiary       Guarantor
                                           Company Only)    Guarantors     Subsidiaries    Eliminations    Consolidated
                                          --------------  --------------  --------------  --------------  --------------
  Operating Activities:
  Net (loss) income.....................   $   (14,296)    $      489      $     2,980       $(3,469)(a)   $   (14,296)
  Extraordinary item....................           375          3,123               --            --             3,498
       Adjustments to reconcile net
       income (loss) to net cash
       provided by (used in) operating
       activities:
       Depreciation and amortization....         1,629         19,942              752            --            22,323
       Gain on sale of building.........            --             --           (2,082)           --            (2,082)
       Equity in earnings of subsidiary.        (1,821)            --               --         1,821(a)             --
       Deferred income taxes............         7,864        (17,481)              39            --            (9,578)
       Post-retirement benefits other
       than pensions....................            --          4,491               --            --             4,491
       Accrued pension benefits.........            --          3,592               --            --             3,592
       Non-cash interest expense........         3,337          4,612               --            --             7,949
       Preferred dividend requirement of
       subsidiary.......................            --             --               --         1,648(b)          1,648
       Changes in operating assets and
       liabilities, net of acquisitions:
           Accounts receivable..........            --         (1,715)          (1,626)           --            (3,341)
           Inventories..................            --         (4,950)          (5,295)           --           (10,245)
           Accounts payable.............           (67)       (10,970)               1            --           (11,036)
           Intercompany accounts........       (74,450)        65,730            8,720            --                --
           Other current assets and
           liabilities..................        (8,727)           995            3,194            --            (4,538)
           Accrued restructuring........            --         31,836               --            --            31,836
           Other non-current assets and
           liabilities, net.............       (12,209)        16,180           (1,655)           --             2,316
                                          --------------  --------------  --------------  --------------  --------------
  Net cash (used in) provided by
       operating activities.............       (98,365)       115,874            5,028            --            22,537

  Investing activities:
  Acquisition, net of cash acquired.....       (45,284)           135            2,707            --           (42,442)
  Purchase of property and equipment....            --        (27,025)          (4,863)           --           (31,888)
  Investment in affiliates..............        (3,119)            --               --            --            (3,119)
  Proceeds from sale of building........            --             --            3,362            --             3,362
                                          --------------  --------------  --------------  --------------  --------------
  Net cash (used in) provided by
       investing activities.............       (48,403)       (26,890)           1,206            --           (74,087)

  Financing activities:
  Proceeds from issuances of long-term
       debt.............................       162,700         17,300               --            --           180,000
  Payments on long-term debt............       (16,000)      (110,200)              --            --          (126,200)
  Other financing activities............            --          3,986               --            --             3,986
                                          --------------  --------------  --------------  --------------  --------------
  Net cash provided by (used in)
       financing activities.............       146,700        (88,914)              --            --            57,786

  Effect of exchange rate changes on cash           --             --              408            --               408
                                          --------------  --------------  --------------  --------------  --------------

  Net (decrease) increase in cash and
       cash equivalents.................           (68)            70            6,642            --             6,644
  Cash and cash equivalents at beginning
       of year..........................            68          1,434            1,904            --             3,406
                                          --------------  --------------  --------------  --------------  --------------
  Cash and cash equivalents at end of
       year.............................   $        --     $    1,504      $     8,546       $    --       $    10,050
                                          ==============  ==============  ==============  ==============  ==============

(a)  Elimination of equity in earnings of subsidiary.
(b)  Recording of preferred dividend requirement of subsidiary.

                        DELCO REMY INTERNATIONAL, INC.
                  NOTES TO FINANCIAL STATEMENTS--(Continued)
                                 July 31, 1997

                     Condensed Consolidating Balance Sheet

                                                                             July 31, 1996
                                          --------------------------------------------------------------------------------
                                            Delco Remy
                                           International
                                               Inc.                          Non-
                                             (Parent      Subsidiary      Guarantor
                                           Company Only)  Guarantors     Subsidiaries      Eliminations      Consolidated
                                          -------------- -----------------------------------------------------------------
                                                                        (in thousands)
Assets:

Current assets:
     Cash and cash equivalents........     $      68      $    1,434      $    1,904      $      --          $     3,406
     Trade accounts receivable, net...            --          87,161           7,831             --               94,992
     Affiliate accounts receivable....            --          80,650              --        (80,650)(a)               --
     Other receivables................            --          10,265             320             --               10,585
     Recoverable income taxes.........           825           7,013             836             --                8,674
     Inventories......................            --         111,631          11,952             --              123,583
     Deferred income taxes............         1,548          13,914              --             --               15,462
     Other current assets.............            --             790             423             --                1,213
                                          -------------- --------------  --------------  -----------------  --------------

Total current assets..................         2,441         312,858          23,266        (80,650)             257,915

Property and equipment................            20         162,963           7,408             --              170,391
Less accumulated depreciation.........            --          28,207           1,028             --               29,235
                                          -------------- --------------  --------------  -----------------  --------------

                                                  20         134,756           6,380             --              141,156

Deferred financing costs..............           481           6,016              --             --                6,497
Goodwill, net.........................            --          58,174           8,396             --               66,570
Investment in affiliate...............       119,240              --              --       (119,240)(b)(c)            --
Other assets..........................           544             345           2,055             --                2,944
                                          -------------- --------------  --------------  -----------------  --------------
Total assets..........................     $ 122,726      $  512,149      $   40,097      $(199,890)         $   475,082
                                          ============== ==============  ==============  =================  ==============

                        DELCO REMY INTERNATIONAL, INC.
                  NOTES TO FINANCIAL STATEMENTS--(Continued)
                                 July 31, 1997

                     Condensed Consolidating Balance Sheet

                                                                           July 31, 1996
                                          ------------------------------------------------------------------------------
                                           Delco Remy
                                          International
                                               Inc.                            Non-
                                             (Parent        Subsidiary       Guarantor
                                          Company Only)     Guarantors     Subsidiaries    Eliminations    Consolidated
                                          --------------  --------------  --------------  --------------  --------------
  Liabilities and stockholders' equity
       (deficit):

  Current liabilities:
       Accounts payable.................   $      262      $    75,509     $     5,436     $      --       $    81,207
       Affiliate accounts payable.......       73,322            4,968           2,360       (80,650)(a)            --
       Accrued interest payable.........           --            4,026              --            --             4,026
       Accrued restructuring charges....           --            5,541              --            --             5,541
       Liabilities related to
       discontinued operations..........           --           11,005              --            --            11,005
       Other liabilities and accrued
       expenses.........................       (1,524)          31,151           3,056            --            32,683
       Current portion of long-term
       debt.............................           --            8,511           1,141            --             9,652
                                          --------------  --------------  --------------  --------------  --------------
       Total current liabilities........       72,060          140,711          11,993       (80,650)          144,114

  Deferred income taxes.................           --            6,795              --            --             6,795
  Long-term debt, less current portion..       46,919          242,225              --            --           289,144
  Post-retirement benefits other than
       pensions.........................           --            8,186              --            --             8,186
  Accrued pension benefit...............           --              950              --            --               950
  Other non-current liabilities.........           (3)           2,582           2,848            --             5,427

  Minority interest in subsidiary.......           --            4,457              --            --             4,457

  Redeemable exchangeable preferred
       stock of subsidiary..............           --           14,420              --            --            14,420

  Stockholders' equity (deficit):
       Common stock:
            Class A Shares..............            5               --              --            --                 5
            Class B Shares..............            4               --              --            --                 4
       Paid-in capital..................        1,798               --              --            --             1,798
       Subsidiary investment............           --           87,161          25,040      (112,201)(b)            --
       Retained earnings (deficit)......        2,122            4,662           2,377        (7,039)(c)         2,122
       Cumulative translation
       adjustment.......................           --               --          (2,161)           --            (2,161)
       Notes receivable from
       stockholders.....................         (179)              --              --            --              (179)
                                          --------------  --------------  --------------  --------------  --------------

       Total stockholders' equity
       (deficit)........................        3,750           91,823          25,256      (119,240)            1,589
                                          --------------  --------------  --------------  --------------  --------------

  Total liabilities and stockholders'
       equity (deficit).................   $  122,726      $   512,149     $    40,097     $(199,890)      $   475,082
                                          ==============  ==============  ==============  ==============  ==============

(a)  Elimination of intercompany receivables and payables.
(b)  Elimination of investments in subsidiaries.
(c)  Elimination of investments in subsidiaries' earnings.

                        DELCO REMY INTERNATIONAL, INC.
                  NOTES TO FINANCIAL STATEMENTS--(Continued)
                                 July 31, 1997

                Condensed Consolidating Statement of Operations

                                                                  For the Year Ended July 31, 1996
                                          ------------------------------------------------------------------------------
                                             Delco Remy
                                            International
                                                Inc.                            Non-
                                               (Parent       Subsidiary       Guarantor
                                            Company Only)    Guarantors     Subsidiaries    Eliminations    Consolidated
                                            --------------  --------------  --------------  --------------  --------------
  Net sales.............................   $       --      $   657,782     $    42,790      $(63,720)(a)   $   636,852
  Cost of goods sold....................           --          541,363          32,435       (63,720)(a)       510,078
                                          --------------  --------------  --------------  --------------  --------------

  Gross profit..........................           --          116,419          10,355            --           126,774

  Selling, engineering, and
       administrative expenses..........        1,923           69,644           6,427            --            77,994
  Restructuring charges.................           --            8,101              --            --             8,101
                                          --------------  --------------  --------------  --------------  --------------

  Operating (loss) income...............       (1,923)          38,674           3,928            --            40,679

  Interest expense......................       (4,503)         (22,477)           (387)           --           (27,367)
                                          --------------  --------------  --------------  --------------  --------------

  (Loss) income from continuing
       operations before income taxes
       (benefit), preferred dividend
       requirement of subsidiary and
       minority interest................       (6,426)          16,197           3,541            --            13,312

  Minority interest in income of
       subsidiary.......................           --               --             259            --               259
  Equity in earnings of subsidiary......       (1,904)              --              --         1,904(b)             --

  Income taxes (benefit)................       (3,489)           8,014           1,216            --             5,741

  Preferred dividend requirement of
       subsidiary.......................           --               --              --         1,516(c)          1,516
                                          --------------  --------------  --------------  --------------  --------------

  (Loss) income from continuing
       operations.......................       (4,841)           8,183           2,066           388             5,796

  Discontinued operations:
       Loss from operations of
       discontinued businesses (less
       applicable income tax benefit)...           --            1,573              --            --             1,573

       Loss on disposal of businesses
       (less applicable income tax
       benefit).........................           --            9,064              --            --             9,064
                                          --------------  --------------  --------------  --------------  --------------

  Net (loss) income.....................   $   (4,841)     $    (2,454)    $     2,066      $    388       $    (4,841)
                                          ==============  ==============  ==============  ==============  ==============

(a)  Elimination of intercompany sales and cost of sales.
(b)  Elimination of equity in net income (loss) from consolidated subsidiaries.
(c)  Recording of preferred dividend requirement of subsidiary.

                        DELCO REMY INTERNATIONAL, INC.
                  NOTES TO FINANCIAL STATEMENTS--(Continued)
                                 July 31, 1997

                Condensed Consolidating Statement of Cash Flows

                                                                  For the Year Ended July 31, 1996
                                          ------------------------------------------------------------------------------
                                            Delco Remy                         Non-
                                           International    Subsidiary       Guarantor
                                                Inc.        Guarantors     Subsidiaries    Eliminations    Consolidated
                                          --------------  --------------  --------------  --------------  --------------
                                                                          (in thousands)
  Operating Activities:
  Net (loss) income.....................   $    (4,841)    $   (2,454)     $     2,066     $     388       $    (4,841)
       Adjustments to reconcile net
       income (loss) to net cash
       provided by (used in) operating
       activities:
       Depreciation and amortization....            --         18,569              986            --            19,555
       Equity in earnings of subsidiary.         1,904             --               --        (1,904)(a)            --
       Deferred income taxes............          (620)        (3,328)           1,001            --            (2,947)
       Post-retirement benefits other
       than pensions....................            --          3,752               --            --             3,752
       Accrued pension benefits.........            --         (3,509)              --            --            (3,509)
       Non-cash interest expense........         2,333          5,534               --            --             7,867
       Preferred dividend requirement of
       subsidiary.......................            --             --               --         1,516(b)          1,516
       Changes in operating assets and
       liabilities, net of acquisitions:
           Accounts receivable..........            --        (24,724)             266            --           (24,458)
           Inventories..................            --        (27,048)           1,328            --           (25,720)
           Accounts payable.............           262          7,339            1,033            --             8,634
           Intercompany accounts........        27,650        (29,070)           1,420            --                --
           Other current assets and
           liabilities..................        (2,679)        21,702             (794)           --            18,229
           Accrued restructuring........            --          5,541               --            --             5,541
           Other non-current assets and
           liabilities, net.............        (1,148)         1,248           (4,403)           --            (4,303)
                                          --------------  --------------  --------------  --------------  --------------
  Net cash provided by (used in)
       operating activities.............        22,861        (26,448)           2,903            --              (684)

  Investing activities:
  Acquisition, net of cash acquired.....       (47,685)         1,365               --            --           (46,320)
  Purchase of property and equipment....            (1)       (32,740)              --            --           (32,741)
                                          --------------  --------------  --------------  --------------  --------------
  Net cash used in investing activities.       (47,686)       (31,375)              --            --           (79,061)

  Financing activities:
  Proceeds from issuances of long-term
       debt.............................        24,300         65,352               --            --            89,652
  Payments on long-term debt............            --         (6,466)          (2,376)           --            (8,842)
  Other financing activities............            --            (20)              --            --               (20)
                                          --------------  --------------  --------------  --------------  --------------
  Net cash provided by (used in)
       financing activities.............        24,300         58,866           (2,376)           --            80,790

  Effect of exchange rate changes
       on cash..........................           --             --              883            --               883
                                          --------------  --------------  --------------  --------------  --------------

  Net (decrease) increase in cash and
       cash equivalents.................          (525)         1,043            1,410            --             1,928
  Cash and cash equivalents at beginning
       of year..........................           593            391              494            --             1,478
                                          --------------  --------------  --------------  --------------  --------------
  Cash and cash equivalents at end of
       year.............................   $        68     $    1,434      $     1,904     $      --       $     3,406
                                          ==============  ==============  ==============  ==============  ==============

(a)  Elimination of investment in affiliates earnings.
(b)  Elimination of preferred dividend requirement of subsidiary.

                        DELCO REMY INTERNATIONAL, INC.
                  NOTES TO FINANCIAL STATEMENTS--(Continued)
                                 July 31, 1997

                Condensed Consolidating Statement of Operations

                                                                 For the Year Ended July 31, 1995
                                          ------------------------------------------------------------------------------
                                           Delco Remy
                                          International
                                              Inc.                            Non-
                                             (Parent        Subsidiary      Guarantor
                                          Company Only)     Guarantors     Subsidiaries    Eliminations    Consolidated
                                          --------------  --------------  --------------  --------------  --------------
  Net sales.............................   $       --      $   584,859     $     5,090      $(16,526)(a)   $   573,423
  Cost of goods sold....................           --          488,406           3,336       (16,526)(a)       475,216
                                          --------------  --------------  --------------  --------------  --------------

  Gross profit..........................           --           96,453           1,754            --            98,207

  Selling, engineering, and
       administrative expenses..........          825           59,084           1,297            --            61,206
                                          --------------  --------------  --------------  --------------  --------------

  Operating (loss) income...............         (825)          37,369             457            --            37,001

  Interest expense......................       (2,083)         (16,263)            (86)           --           (18,432)
                                          --------------  --------------  --------------  --------------  --------------

  (Loss) income from continuing
       operations before income taxes
       (benefit), preferred dividend
       requirement of subsidiary, and
       minority interest................       (2,908)          21,106             371            --            18,569

  Equity in earnings of subsidiary......        8,943               --              --        (8,943)(b)            --

  Income taxes (benefit)................         (928)           8,713              61            --             7,846

  Preferred dividend requirement of
       subsidiary.......................           --               --              --         1,397(c)          1,397
                                          --------------  --------------  --------------  --------------  --------------

  Income (loss) from continuing
       operations.......................        6,963           12,393             310       (10,340)            9,326

  Discontinued operations:
       Loss from operations of
       discontinued businesses (less
       applicable income tax benefit)...           --            2,363              --            --             2,363
                                          --------------  --------------  --------------  --------------  --------------

  Net income (loss).....................   $    6,963      $    10,030     $       310      $(10,340)      $     6,963
                                          ==============  ==============  ==============  ==============  ==============

(a)  Elimination of intercompany sales and cost of sales.
(b)  Elimination of equity in net income (loss) from consolidated subsidiaries.
(c)  Recording of preferred dividend requirement of subsidiary.

                        DELCO REMY INTERNATIONAL, INC.
                  NOTES TO FINANCIAL STATEMENTS--(Continued)
                                 July 31, 1997

                                          Condensed Consolidating Statement of Cash Flows
                                                            For the Year Ended July 31, 1995
                                          ------------------------------------------------------------------------------
                                           Delco Remy                         Non-
                                          International    Subsidiary       Guarantor
                                              Inc.         Guarantors     Subsidiaries    Eliminations     Consolidated
                                          --------------  --------------  --------------  --------------   -------------
  Operating Activities:
  Net income (loss).....................  $      6,963    $    10,030     $        310    $ (10,340)(a)(b) $       6,963

       Adjustments to reconcile net
       income (loss) to net cash
       provided by (used in) operating
       activities:
       Depreciation and amortization....            --         14,491               42           --               14,533
       Equity in earnings of subsidiary.        (8,943)            --               --        8,943(a)                --
       Deferred income taxes............          (927)        (2,653)              --           --               (3,580)
       Post-retirement benefits other
       than pensions....................            --          4,434               --           --                4,434
       Accrued pension benefits.........            --          4,459               --           --                4,459
       Non-cash interest expense........         2,086          5,983               --           --                8,069
       Preferred dividend requirement of
       subsidiary.......................            --             --               --        1,397(b)             1,397
       Changes in operating assets and
       liabilities, net of acquisitions:
           Accounts receivable..........            --        (49,270)             (50)          --              (49,320)
           Inventories..................            --         (7,212)            (823)          --               (8,035)
           Accounts payable.............            --         48,862              751           --               49,613
           Intercompany accounts........        62,733        (63,674)             941           --                   --
           Other current assets and
           liabilities..................           330         (6,450)            (537)          --               (6,657)
           Other non-current assets and
           liabilities, net.............         3,578         (3,797)             264           --                   45
                                          --------------  --------------  --------------  --------------    --------------
  Net cash provided by (used in)
       operating activities.............        65,820        (44,797)             898           --               21,921

  Investing activities:
  Acquisitions, net of cash acquired....       (64,429)         1,824              595           --              (62,010)
  Purchase of property and equipment....           (19)       (11,129)             (93)          --              (11,241)
                                          --------------  --------------  --------------  --------------    --------------
  Net cash (used in) provided by
       investing activities.............       (64,448)        (9,305)             502           --              (73,251)

  Financing activities:
  Proceeds from issuances of long-term
       debt.............................            --         31,918               --           --               31,918
  Payments on long-term debt............          (848)        (3,163)            (906)          --               (4,917)
  Other financing activities............            --            118               --           --                  118
                                          --------------  --------------  --------------  --------------    --------------
  Net cash (used in) provided by
       financing activities.............          (848)        28,873             (906)          --               27,119
                                          --------------  --------------  --------------  --------------    --------------

  Net increase (decrease) in cash and
       cash equivalents.................           524        (25,229)             494           --              (24,211)
  Cash and cash equivalents at beginning
       of year..........................            69         25,620               --           --               25,689
                                          --------------  --------------  --------------  --------------    --------------
  Cash and cash equivalents at end of
       year.............................  $        593    $       391     $        494    $      --         $      1,478
                                          ==============  ==============  ==============  ==============    ==============

(a)  Elimination of investment in affiliate earnings.
(b)  Recording of preferred dividend requirement of subsidiary.

                        DELCO REMY INTERNATIONAL, INC.
                  NOTES TO FINANCIAL STATEMENTS--(Continued)
                                 July 31, 1997


16.  SUBSEQUENT EVENTS

Offerings

     In October 1997, the Company filed Registration Statements to offer approximately $60,000 of Class A Common Stock ($69,000 if the Underwriters'
over-allotment option is exercised in full) and $130,000 of   % Senior Notes Due
2007 (the Senior Notes). Net proceeds to the Company from such Offerings, after deduction of associated expenses, are expected to be approximately $181,000.

Planned Acquisition

     On October   , 1997, the Company entered into the Ballantrae Acquisition
Agreement to acquire all of the capital stock of Ballantrae (the Planned Acquisition) for $49,200 (including assumed debt). Ballantrae operates through two subsidiaries: Tractech, a leading producer of traction control systems for heavy duty original equipment manufacturers and the aftermarket; and Kraftube, Inc., a tubing assembly business which sells products to compressor manufacturers for commercial air conditioners and refrigeration equipment. In
fiscal year 1997, Tractech accounted for approximately   % of Ballantrae's
$37,600 of net sales. The Company will exchange shares of its Common Stock with a value (at the initial public offering price in the Equity Offering) of approximately $19,000 for the equity of Ballantrae and will repay approximately $30,000 of Ballantrae's debt. The acquisition is expected to be completed at or prior to the consummation of the Offerings.

Recapitalization

     In connection with the above-mentioned Offerings and Planned Acquisition, the Company plans to complete several transactions pursuant to which the Company's outstanding debt and preferred stock will be restructured (the Recapitalization). Significant components of the Recapitalization, together with the applicable accounting effects, will be as follows:

     The payment in full of the World Note.

     The early extinguishment of the World Note will result in a write-off of the unamortized debt issue costs of $1,350, net of income taxes, which will be accounted for as an extraordinary loss on this transaction.

     The payment in full of the GM Acquisition Note.

     The exchange of the Junior Subordinated Notes for       shares of Class A
     Common Stock.

     The exchange of the outstanding shares of 8% preferred stock of DRA to an 8% subordinated debenture of DRA.

     The payment in full of $11,800 principal amount of subordinated notes payable to certain former stockholders of A&B Group and Power.

     The amendment of the senior credit facility in connection with the consummation of the Offerings.

     Payment of Ballantrae debt assumed in the Planned Acquisition.

Share and Per Share Information

     On October , 1997, the Company authorized a -to-one stock split. All share and per share amounts have been adjusted to reflect this split. The primary loss per share is based on the weighted average number of shares of common stock and common stock equivalents outstanding during the year, adjusted to reflect all common stock issued within one year prior to the initial public offering of common stock as if those shares issued had been outstanding for the entire year. The supplemental loss per share is based on the weighted average number of shares of common stock and common stock equivalents used in the primary loss per share calculation, retroactively adjusted to reflect the assumed exchange of the Junior Subordinated Notes, the issuance of the Common Stock and Senior Notes in the Offerings and the repayment of certain debt with the proceeds of the Offerings. Historical earnings (loss) per share for 1995, 1996 and 1997 are
$     , $( ) and $( ), respectively.

                [LOGO OF DELCO REMY INTERNATIONAL APPEARS HERE]

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS


Item 13. Other Expenses of Issuance and Distribution.

SEC Registration Fee.......................................        $20,910
NASD Filing Fee............................................          7,400
NYSE Filing Fee............................................             *
Blue Sky Fees and Expenses.................................             *
Legal Fees and Expenses....................................             *
Accounting Fees and Expenses...............................             *
Registrar and Transfer Agent Fees..........................             *
Printing and Engraving Expenses............................             *
Miscellaneous..............................................             *
                                                                   --------
Total......................................................             *
                                                                   ========

* To be completed by amendment.

     Each amount set forth above, except the SEC registration fee, the NASD filing fee and NYSE filing fee, is estimated.

Item 14. Indemnification of Directors and Officers.

     As permitted by the Delaware Law, the Company's Certificate of Incorporation provides that directors of the Company shall not be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Company or its stockholders, (ii) for acts of omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law, relating to prohibited dividends or distributions or the repurchase or redemption of stock, or (iv) for any transaction from which the director derives an improper personal benefit. In addition, the Company's By-laws provide for indemnification of the Company's officers and directors to the fullest extent permitted under Delaware law. Section 145 of the Delaware Law provides that a corporation may indemnify any persons, including officers and directors, who were or are, or are threatened to be made, parties to any threatened, pending or completed legal action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person was an officer, director, employee or agent of such corporation or is or was serving at the request of such corporation as an officer, director, employee or agent of another corporation, partnership, joint venture, trust or other enterprise. The indemnity may include expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation's best interests and, for criminal proceedings, had no reasonable cause to believe that his conduct was unlawful. A Delaware corporation may indemnify officers and directors in an action by or in the right of the corporation under the same conditions, except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him against the expenses that such officer or director actually and reasonably incurred. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

     The Underwriting Agreement provides for indemnification by the Underwriters of the registrant and its directors, officers and controlling persons for certain liabilities, including liabilities arising under the Securities Act of 1933, as amended.

     The directors and officers of the registrant are insured against certain liabilities under the registrant's directors' and officers' liability insurance.

Item 15. Recent Sales of Unregistered Securities.

1. Securities Sold. 10 5/8% Senior Subordinated Notes due 2006 (the "Senior Subordinated Notes")

     (a) Underwriters and Other Purchasers. No underwriters were involved in the offering of the Senior Subordinated Notes. The Initial Purchasers were Salomon Brothers Inc and Smith Barney Inc.

     (b) Consideration. The Initial Purchasers paid the Company $135,800,000 for the Senior Subordinated Notes.

     (c) Exemption from Registration Claimed. The Senior Subordinated Notes were sold pursuant to Section 4(2) of the Securities Act of 1933, as amended.

2.   Securities Sold. Class A Common Stock, par value $.01 per share.

     (a) Underwriters and Other Purchasers. No underwriters were involved in the offering of the Class A Common Stock. The Class A Common Stock was sold to 45 employees of the Company and its subsidiaries ("Management Investors") over the past three years.

     (b) Consideration. The Management Investors paid an aggregate of $203,054 in cash and notes in an aggregate principal amount of $580,602.

     (c) Exemption from Registration Claimed. The Class A Common Stock was sold pursuant to Section 4(2) of the Securities Act of 1933, as amended.

Item 16. Exhibits and Financial Statement Schedules.

     (a) Exhibits

The following exhibits are filed herewith unless otherwise indicated:

Exhibit
Number                              Description
------                              -----------
1.1*     Underwriting Agreement
3.1*     Certificate of Incorporation of the Company, as amended
3.2*     By-laws of the Company
4.1*     Specimen Class A Common Stock Certificate
5.1*     Opinion of Dechert Price & Rhoads, counsel to the Company
10.1     Light Duty Starter Motor Supply Agreement, dated July 31, 1994, by and between Delco Remy America, Inc. ("DRA") and General Motors Corporation
         ("GM")
10.2     Heavy Duty Component Supply Agreement, dated July 31, 1994, by and between DRA and GM
10.3     Distribution and Supply Agreement, dated July 31, 1994, by and between
         DRA and GM
10.4     Trademark License, dated July 31, 1994, by and among DRA, DR
         International, Inc. and GM
10.5     Tradename License Agreement, dated July 31, 1994, by and among DRA, DR
         International, Inc. and GM
10.6     Partnership Agreement of Delco Remy Mexico S. de R.L. de C.V., dated
         April 17, 1997
10.7*    Joint Venture Agreement, dated   , by and between Remy Korea Holdings,
         Inc. and S.C. Kim
10.8     Securities Purchase and Holders Agreement, dated July 29, 1994, by and among the Company, CVC, WEP, MascoTech, Harold K. Sperlich, James R.
         Gerrity and the individuals named therein as Management Investors
10.9     Registration Rights Agreement, dated July 29, 1994, by and among the
         Company, CVC, WEP, MascoTech, Harold K. Sperlich, James R. Gerrity and
         the individuals named therein as Management Investors
10.10*   Employment Agreement, dated July 31, 1994, by and between Delco Remy
         International, Inc. and Thomas J. Snyder
10.11*   Fourth Amended and Restated Financing Agreement, dated as of    , 1997,
         among the Company, certain of the Company's subsidiaries signatories thereto and Bank One, Indianapolis, National Association

10.12    Indenture, dated as of August 1, 1996, among the Company, certain of the Company's subsidiaries signatories thereto and National City Bank of Indiana, as trustee
10.13*   8% Subordinated Debenture of DRA, due July 31, 2004 in favor of GM
10.14    Contingent Purchase Price Note of DRA, in favor of GM, dated July 31,
         1994
10.15*   Agreement and Plan of Merger, dated October   , 1997, among the
         Company, Ballantrae, a subsidiary of the Company and the Stockholders of Ballantrae
11.1*    Statement re Computation of Earnings per Share
12.1     Statement re Computation of Ratios
21.1*    Subsidiaries of Registrant
23.1     Consent of Ernst & Young (see page II-4)
23.2     Consent of Dechert Price & Rhoads included in Exhibit 5.1
24.1     Power of Attorney included on Signature Page

-----------------------
*    To be filed by amendment.

     (b) Financial Statement Schedules:  None

Item 17. Undertakings.

     (a) The undersigned registrant hereby undertakes to provide to the Underwriters at the closing specified in the Underwriting Agreement, certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

     (b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     (c) The undersigned registrant hereby undertakes that:

         (1) For purposes of determining the liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

         (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                       Consent of Independent Accountants

     We consent to the reference to our firm under the captions "Experts" and "Selected Consolidated Historical Financial Data" and to the use of our reports dated September 5, 1997 (except for "Share and Per Share Information" in Note 16 as to which the date is October , 1997), in the Registration Statement on Form S-1 and related Prospectus of Delco Remy International, Inc. for the registration of its Common Stock.

October       , 1997

     The foregoing consent is in the form that will be signed upon the determination of the stock split as described in Note 16 to the consolidated financial statements.



ERNST & YOUNG LLP

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Anderson and State of Indiana on October 9, 1997.

                                               DELCO REMY INTERNATIONAL, INC.


                                               By:    HAROLD K. SPERLICH
                                                  -----------------------------
                                                     HAROLD K. SPERLICH
                                                     Chairman

     KNOW ALL MEN BY THESE PRESENTS that each person whose signature appears below constitutes and appoints Thomas J. Snyder and Susan E. Goldy and each of them such person's true and lawful attorney-in-fact and agent, with full power of substitution and revocation, for such person and in such person's name, place and stead, in any and all capacities to sign any and all amendments (including post-effective amendments) to this Registration Statement and to file the same with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as such person might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent or his substitute or substitutes, may lawfully do or cause to be done by virtue thereof.

     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

HAROLD K. SPERLICH                            Chairman (principal executive officer)   October 9, 1997
-----------------------------------------     and Director
Harold K. Sperlich

DAVID L. HARBERT                              Executive Vice President and Chief       October 9, 1997
-----------------------------------------     Financial Officer (principal financial
David L. Harbert                              and principal accounting officer)

                                              Director
-----------------------------------------
E. H. Billig

RICHARD M. CASHIN, JR.                        Director                                 October 9, 1997
-----------------------------------------
Richard M. Cashin, Jr.

MICHAEL A. DELANEY                            Director                                 October 9, 1997
-----------------------------------------
Michael A. Delaney

JAMES R. GERRITY                              Director                                 October 9, 1997
-----------------------------------------
James R. Gerrity

ROBERT J. SCHULTZ                             Director                                 October 9, 1997
-----------------------------------------
Robert J. Schultz

THOMAS J. SNYDER                              Director                                 October 9, 1997
-----------------------------------------
Thomas J. Snyder